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07022717

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hysan Development Co Ltd

*CURRENT ADDRESS

PROCESSED

APR 23 2007

THOMSON FINANCIAL

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FILE NO. 82- 01617 FISCAL YEAR 12-31-06

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OICF/BY: dlw

DAT : 4/19/07



Hysan 希慎

Hysan Development Company Limited Annual Report

To build, own and manage quality buildings, and being the occupiers' partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to shareholders.

~ HYSAN'S MISSION STATEMENT

CONTENTS

2006 was another productive year for Hysan, with a healthy local economy as backdrop. As the largest commercial landlord in Causeway Bay, Hysan always recognises its roots in this most vibrant and diverse district. In our 2006 Annual Report, we pay tribute to the spirit of Causeway Bay, its ability to constantly reinvent itself, its gift for seamlessly blending businesses and tradition, and its ability to attract the dynamic people who work, visit and reside here. In this Annual Report, we also strive to further enhance the quality of information and disclosure in the following areas: our performance, how we create value and manage our risks, and our governance. At the same time, we recognise that shareholders are equally interested in knowing more about the "human" side of the equation – the values that underlie our management practices. We have, therefore, introduced our first Corporate Responsibility Report. We hope thereby that our readers can better understand how we use our guiding principle of being a responsible business to define how we interact with our stakeholders, including our shareholders, tenants, employees, and the community, as well as how we achieve our results.



Competitive Advantages

Largest commercial landlord

in Causeway Bay, Hong Kong's prime office and retail district

Balanced portfolio

of superior investment properties

Quality client base

with prominent multinational and strong local tenants

Sustainable income

BALANCED PORTFOLIO OF QUALITY INVESTMENT PROPERTIES



21%
24%
55%
1%
15%
37%
19%
28%
Office
Retail
Residential
Property under redevelopment
Others

3.8 million
SQUARE FEET GROSS FLOOR AREA (EXCLUDING PROPERTY UNDER REDEVELOPMENT)

HK$32,473 million
CAPITAL VALUE



Established asset enhancement programme

with track record of adding value

Exceptional services

with focus on our commercial and residential customers

Strong balance sheet

wit... long ... and dive... funding so...

Financial prudence

...sk and ... balance

Effective corporate governance

with widespread industry recognition achieved

VALUE CREATION

Underlying Profit Attributable to Shareholders (HK$ million)



1,200
1,000
800
600
400
200
0
609
1,005
1,012
2004
2005
2006

Profit Excluding Asset Value Changes and Prior Year Tax Provision (HK$ million)



900
750
600
450
300
150
0
586
641
755
2004
2005
2006

Adjusted Shareholders' Funds (HK$ million)



36,000
30,000
24,000
18,000
12,000
6,000
0
22,399
27,134
30,729
2004
2005
2006

2006 in Review

- Overall turnover up 1.4%; like-for-like turnover up 8.3%
- Profit excluding asset value changes and prior year tax provision up 17.8%
- Full-year dividends up 11.1%

Key Financial Data	2006	2005	Change %
Consolidated income statement (HK$ million)			
Turnover	1,268	1,250	1.4
Finance costs	163	214	23.8
Profit excluding asset value changes[1] and prior year tax provision	755	641	17.8
Underlying profit attributable to shareholders[2]	1,012	1,005	0.7
Profit attributable to shareholders	3,099	4,121	(24.8)
Consolidated balance sheet (HK$ million)			
Total assets	36,253	33,991	6.7
Shareholders' funds	27,828	24,667	12.8
Adjusted shareholders' funds[3]	30,729	27,134	13.2
Consolidated cash flow statement (HK$ million)			
Net cash from operating activities	918	841	9.2
Net cash from investing activities	175	2,394	(92.7)
Net cash used in financing activities	(2,110)	(1,855)	(13.7)
Net (decrease) increase in cash and cash equivalents	(1,017)	1,380	N/A
Per share data			
Earnings per share, based on:			
Profit excluding asset value changes[1] and prior year tax provision			
Basic (HK cents)	71.60	60.94	17.5
Diluted (HK cents)	71.53	60.90	17.5
Underlying profit attributable to shareholders[2]			
Basic (HK cents)	96.03	95.60	0.4
Diluted (HK cents)	95.94	95.54	0.4
Profit attributable to shareholders			
Basic (HK cents)	293.96	391.87	(25.0)
Diluted (HK cents)	293.70	391.62	(25.0)
Shareholders' returns:			
Dividend per share (HK cents)	50.00	45.00	11.1
Shareholders' returns per share (HK$) (Note 1)	1.60	3.25	(50.8)
Total shareholders' returns per share (HK$) (Note 2)	3.81	4.83	(21.1)
Assets value:			
Net assets value per share (HK$)	26.37	23.42	12.6
Adjusted net assets value per share[3] (HK$)	29.12	25.76	13.0
Net debt per share (HK$)	2.31	2.75	16.0
Share information			
Number of shares in issue at year end (million)	1,055	1,053	0.2
Weighted average number of shares (million)	1,054	1,052	0.2
Highest share price (HK$)	23.95	20.50	16.8
Lowest share price (HK$)	18.60	14.40	29.2
Closing price at year end (HK$)	20.35	19.20	6.0

Key Financial Data *continued*	2006	2005	Change %
Investments in listed securities			
Total return (dividends received plus capital value growth)	57.3%	31.6%	81.3
Financials			
Average finance costs	4.9%	3.6%	(36.1)
Net debt to equity	7.9%	10.7%	26.2
Net interest coverage (times)	6.9x	4.6x	50.0
Floating rate debt (% on total debt)	64.7%	49.8%	29.9
Average debt maturity	5.0 years	5.2 years	(3.8)
Bank facilities : capital market issuance	25% : 75%	47% : 53%	N/A

Key Operating Data	2006	2005	Change %
Investment property value (HK$ million)	32,473	29,815	8.9
Office	11,876	10,646	11.6
Retail	9,062	8,582	5.6
Residential	6,206	6,060	2.4
Hennessy Centre (Note 3)	4,900	4,061	20.7
Others	429	466	(7.9)
Occupancy at year end			
Office	97%	95%	2.1
Retail	99%	99%	–
Residential	92%	89%	3.4
Property expenses (HK$ million)	240	237	(1.3)
Property expenses as a percentage of turnover	19%	19%	–

Notes: (1) Shareholders' return per share represents growth in share price plus dividend received per share

(2) Total shareholders' return per share represents the growth in adjusted net assets value per share plus dividend received per share

(3) Hennessy Centre was vacant as at 30 September 2006 in preparation for redevelopment and was valued as such for 2006 year end

In preparing the Group's 2006 financial statements under the Hong Kong Financial Reporting Standards, the fair value model for investment properties has been adopted. Accordingly such properties were recorded at their fair values, as determined by an independent professional valuer. Fair value changes on investment properties and related deferred tax were recognised through income statement. Revaluation changes on owner-occupied properties and related deferred tax arising thereon were taken to equity. Deferred tax on fair value gain has to be provided for despite no capital gains tax liability will be crystallised on disposal of those properties at the value included in the financial statements. In light of the above, management has presented other indicators for assessing the performance of the Group: (i) "Underlying profit attributable to shareholders", effectively arrived at by adjusting for the unrealised fair value changes on investment properties and the related deferred tax on the profit figure. On the same basis, cumulative deferred tax provided on the fair value gain on investment and owner-occupied properties have been added back to the shareholders' funds when computing "Adjusted shareholders' funds" and "Adjusted net assets value per share", (ii) "Profit excluding asset value changes and prior year tax provision" was arrived at after further adjusting "Underlying profit attributable to shareholders" for aggregate of realised gain/loss on disposal of investment properties and available-for-sale investments, impairment, reversal, recovery and prior year tax provision.

1. Adjustment to underlying profit relating to asset value changes comprised realised gains on disposal of available-for-sale investments and investment properties and recognition of a recovery item totalling HK$257 million.

2. Excluded HK$2,030 million unrealised fair value gain on the investment properties portfolio net of deferred tax and minority interests, and HK$57 million on unrealised fair value gain included in an associate.

3. Adjusted for HK$2,901 million being the cumulative deferred tax provided on fair value gain on the investment and owner-occupied properties attributable to shareholders as at 31 December 2006.

Chairman's Statement

OVERVIEW

The 2006 global economy was generally favourable throughout the year, despite signs of slowdown in certain sectors of the U.S. economy towards the latter part of the year. The Hong Kong economic environment remained strong, supported by robust domestic demand and a strong financial market. Grade A office rental growth was underpinned by a generally limited supply and sustained demand in light of more business activities. More private consumption, in addition to spending by tourists, helped drive retail rents. Increased demand from expatriate executives ensured a steady growth for luxury residential rentals.

PERFORMANCE

Overall 2006 turnover was HK$1,268 million, up 1.4% from 2005. If the element of the Entertainment Building (disposed of at the end of 2005) is excluded, the turnover increase would be 8.3%, driven by revenue growth in all sectors (office: 10.2%, retail: 6.0%, residential: 11.0%). Office sector turnover saw a healthy year-on-year increase, with positive rental reversions beginning in the second half of 2005 continuing into 2006.



Peter T.C. Lee, Chairman

Profit excluding asset value changes and prior year tax provision was HK$755 million, up 17.8% from the corresponding figure in 2005 (2005: HK$641 million). Earnings per share, excluding asset value changes and prior year tax provision, correspondingly rose to HK71.60 cents.

Underlying profit, excluding unrealised revaluation changes on investment properties and related items, was HK$1,012 million (2005: HK$1,005 million).

Profit was HK$3,099 million, 24.8% down from last year's HK$4,121 million, due mainly to the HK$1,650 million less fair value changes on the Group's investment properties taken to the income statement.

The external valuation of the Group's investment property portfolio increased to HK$32,473 million, up 8.9%. Adjusted shareholders' funds rose by 13.2% to HK$30,729 million.

The Board recommends the payment of a final dividend of HK40.0 cents per share (2005: HK35.0 cents). Together with the interim dividend of HK10.0 cents per share (2005: HK10.0 cents), there is an aggregate distribution of HK50.0 cents per share, representing a year-on-year increase of 11.1%. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative.

BUSINESS AND SUSTAINABILITY

Hysan aims to apply the highest standards of professionalism to our everyday business, and plays an active part in different aspects of community life. To us, the commitment to being both financially successful and a responsible business is not a mutually exclusive set of targets. In our quest to deliver long-term sustainable value to our shareholders, we have to understand the wider context in which our company operates, and we therefore make decisions that balance short-term requirements and long-term concerns. These concerns include taking into consideration the impact of our actions on society and the environment.

Further information on our commitment to Corporate Responsibility is set out in a separate report that we have introduced this year.

DIRECTORS AND STAFF

I would like to take this opportunity to express my thanks not only to all our Board members for their wise counsel, but also to our dedicated staff members for their valuable contribution and good work during the year.

OUTLOOK

Further growth in the Hong Kong economy is projected for 2007, though at a more moderate rate when compared with last year. The stabilisation of interest rates and improving employment conditions should continue to provide a favourable environment for our property investment business.

Peter T.C. Lee *Chairman*
Hong Kong, 6 March 2007


SHARP
PCCW

CAUSEWAY BAY'S SPIRIT

Causeway Bay in the 1920's was mostly newly reclaimed land dotted with godowns. It is now one of the most remarkable commercial districts in the world, spearheading Hong Kong's dramatic development. Causeway Bay is always changing, not just to adapt, but


Manulife

to lead. It thrives on showcasing the best and the latest, but also pauses to encompass the more traditional side of life. It acts as a dynamic crossroad for all our ultra-efficient services, but also takes time out to host those from different backgrounds who work and play here. Causeway Bay breathes a progressive and all-embracing spirit from every pore. Causeway Bay represents the best of Hong Kong in everything it does. Indeed, Causeway Bay's spirit is Hong Kong's true spirit.

ARCHITECTURE STYLES
HIGHLIGHT THE DISTRICT'S
EVOLUTION FROM A QUIET
SUBURB TO ONE OF THE WORLD'S
best known
COMMERCIAL DISTRICTS.





CONSTANT REINVENTION

As the heart of a dynamic city, Causeway Bay has constantly reinvented itself. Always at the forefront of progress, the area was the site of one of Hong Kong's earliest land reclamations. Not content with hosting the city's first tram line in 1923, Causeway Bay today is a superb traffic hub. Also with roots stretching back to probably the territory's earliest motion picture studio in Ngan Mok Street, Causeway Bay is Hong Kong's best known shopping and leisure destination, with a reputation enhanced by being the site of the city's first Japanese department stores and quality hotels like the Lee Gardens in the intervening years.



THE DISTRICT'S GEOGRAPHICAL SUPERIORITY ENSURES CAUSEWAY BAY'S STATUS AS A

transport hub

CONNECTING ALL AREAS OF THE ISLAND AND BEYOND, FROM HONG KONG'S EARLY DAYS UP TO THE PRESENT.





HARMONY

Causeway Bay welcomes business in all its variety. While large corporations set up regional headquarters in Causeway Bay's towering office blocks, global franchises and trend-setting boutiques share the ground floors along the district's vibrant shopping streets. Causeway Bay, of course, is not all about commerce. It is also an area of time-honoured traditions that derive from both east and west. The annual fire-dragon dance has been held at Tai Hang for over a century. The Chinese New Year flower market entices those from near and far with blazing colours and scents. And every day right by the shore, the Noon Day Gun can be heard piercing the cacophony of sounds along Gloucester Road. Causeway Bay effortlessly blends innovations with customs, creating a sense of harmony rarely found in the heart of other metropolises.







THE HUNDREDS OF THOUSANDS CROSSING HENNESSY ROAD EACH DAY COME FROM

all corners of Hong Kong,

AND INDEED, THE WORLD. THEY MAY BE THE BEST FINANCIAL MINDS OR MOST ORIGINAL DESIGN TALENTS. THEY MAY BE BLISSFUL YOUNGSTERS OR SPORTY YOUNG-AT-HEARTS. THEY BRING TO CAUSEWAY BAY NOTHING LESS THAN THEIR HOPES AND CHEERS.


藥

PEOPLE

Causeway Bay is all things to all people. It is home sweet home for those returning from a fruitful day at work or school, as well as a gadget heaven for sun-drenched tourists. Victoria Park, Hong Kong's largest urban green space, is one of the focal points of the city's community life. Aspiring football stars shoot next to gracious tai chi practitioners. Meanwhile, yachties, library dwellers, extended families, rugby fans and many more locals and visitors have staked claims to their favourite parts of Causeway Bay. All this underscores that Causeway Bay is a diverse, prosperous and open-minded district. It is simply a place for everyone.






HKG
262
HKG
838
Gnu


Shop

CAUSEWAY BAY'S SHOPS,
SCHOOLS AND THE WATERFRONT
WELCOME PEOPLE FROM
all walks of life.




TO LEE GARDENS TWO

A DETAILED MANAGEMENT'S DISCUSSION AND ANALYSIS OF HYSAN'S 2006 RESULTS IS ORGANISED INTO FOUR SECTIONS:

OVERVIEW	OPERATIONS REVIEW	FINANCIAL POLICY	INTERNAL CONTROL AND RISK MANAGEMENT
To facilitate an understanding of Hysan's 2006 results under Hong Kong Financial Reporting Standards, this section presents an overview that includes key profit and asset value indicators, and reconciliation with the statutory figures.	This section reviews Hysan's business activities for the year. In addition, a review of the financial results is presented.	This section provides a discussion of Hysan's financial management, including financing, liquidity and cash management, and interest rate management.	This section discusses how Hysan's internal control system manages risks.
Pages 18 to 19	Pages 20 to 31	Pages 32 to 35	Pages 36 to 39

Overview

Profit Indicators	2006 HK$ million	2005 HK$ million	Change HK$ million	%
Profit excluding asset value changes and prior year tax provision	755	641	114	17.8
Adjusted for:				
• Prior year tax provision	–	(103)		
	755	538		
Asset value changes:				
• Net realised gain on disposal of available-for-sale investments	170	–		
• Recovery of a loan to an associate	87	–		
• Realised fair value gain on disposal of properties	–	467		
	257	467		
Underlying profit attributable to shareholders	1,012	1,005	7	0.7
Adjusted for:				
• Group's share of unrealised fair value changes on investment properties net of deferred tax	2,087	3,116		
Profit per financial statements	3,099	4,121	(1,022)	(24.8)

Asset Value Indicators	31.12.2006 HK$ million	31.12.2005 HK$ million	Change HK$ million	%
Adjusted shareholders' funds	30,729	27,134	3,595	13.2
• Group's share of cumulative deferred tax on properties revaluation	(2,901)	(2,467)		
Shareholders' funds per financial statements	27,828	24,667	3,161	12.8

WHY MANAGEMENT GAVE ADDITIONAL PROFIT AND NET ASSET INDICATORS?

While the adoption of new Hong Kong Financial Reporting Standards since the 2005 financial year did not lead to any change in the Group's business operations or cashflow, there were significant resulting changes in financial reporting. The Group's investment properties had since been recorded on a "fair-value" basis under our accounting policies and "fair value changes" that arise on valuation of investment properties will be recognised through the income statement. Additionally, deferred tax on such "fair value gain" has to be provided for despite the fact that no capital gains tax liability will arise in Hong Kong on disposal of our investment properties. The adoption of these accounting policies has resulted in a higher volatility on earnings.

The increased fluctuations in earnings, however, may pose limitations on the use of unadjusted earning figures, financial ratios, trends and comparison against prior period(s). The effects are particularly significant for property investors whose principal activity is to derive recurring income from the holding of assets, such as the Group's.

To assist stakeholders to better measure the Group's performance as a property investor, management has therefore provided an additional profit indicator by excluding principally (i) "fair value changes" of investment properties; (ii) items that are non-recurring in nature; principally being gains/losses from disposing assets, impairment, reversal, recovery and tax provisions for prior year. On this basis, "profit excluding asset value changes and prior year tax provision" was HK$755 million, up 17.8% from last year (2005: HK$641 million).

We also provide an additional net asset indicator known as "adjusted shareholders' funds" figure, which is computed by adding back the Group's share of cumulative deferred tax on property revaluation.

Operations Review



Michael T.H. Lee, Managing Director

OUR BUSINESS

Hysan is principally engaged, together with its subsidiaries and joint ventures, in investment, development and management of quality properties. As at 31 December 2006, Hysan's investment property interests totalled some 3.8 million gross square feet of high-quality office, retail and residential space in Hong Kong. The redevelopment of the Hennessy Centre commenced in the fourth quarter of 2006 accounted for the year-on-year reduction of gross floor area.

2006 PERFORMANCE

The Group's turnover was HK$1,268 million, up 1.4% (2005: HK$1,250 million). If the element of the Entertainment Building (disposed of at the end of 2005) is excluded, the turnover increase would be 8.3%.

Profit excluding asset value changes and prior year tax provision was HK$755 million, 17.8% up from last year (2005: HK$ 641 million). Underlying profit, excluding unrealised revaluation changes on investment properties and related items, amounted to HK$1,012 million (2005: HK$1,005 million). Profit for the year was down by HK$1,022 million (24.8%), to HK$3,099 million (2005: HK$4,121 million), mainly due to HK$1,650 million less fair value changes on the Group's investment properties taken to the income statement, reflecting a rise in asset value at a more moderate rate.

PERFORMANCE INDICATORS

Although many factors contributed to the results of the Group's businesses, some of the key drivers for assessment of our performance included those set out below. Performance is measured by these and other financial indicators as further analysed below.

Key Indicators	
Operations	1. Occupancy rate 2. Rental income growth 3. Property expenses and as a percentage of turnover
Investments in listed securities	1. Total return – comprises dividends received and capital value growth
Financials	1. Average finance costs 2. Net debt to equity 3. Net interest coverage 4. Fixed/floating debt ratio 5. Average debt maturity 6. Ratio of bank facilities and capital market issuance – as a measure of diversity of funding sources

Condensed Consolidated Income Statement for the Year Ended 31 December	2006 HK$ million	2005 HK$ million	Change HK$ million	
Turnover	1,268	1,250	18	1.4
Property expenses	(240)	(237)	(3)	(1.3)
Other income	147	38	109	286.8
Administrative expenses	(111)	(103)	(8)	(7.8)
Fair value changes on investment properties	2,576	4,226	(1,650)	(39.0)
Fair value changes on financial instruments	31	(25)	56	N/A
Net realised gain on disposal of available-for-sale investments	170	–	170	N/A
Share of results of associates	120	241	(121)	(50.2)
Finance costs	(163)	(214)	51	23.8
Taxation				
– current	(89)	(178)	89	50.0
– deferred	(469)	(678)	209	30.8
Minority interests	(141)	(199)	58	29.1
Profit for the year	3,099	4,121	(1,022)	(24.8)
Underlying profit	1,012	1,005	7	0.7
Profit excluding asset value changes and prior year tax provision	755	641	114	17.8

Turnover

Turnover comprised principally rental income derived from the Group's investment properties portfolio in Hong Kong.

The relevant occupancy rate, gross floor area and turnover of the Group's investment properties portfolio are as follows:

Key Indicator

Occupancy Rate


%
100
80
60
40
20
0
95 97
99 99
89 92
Office
Retail
Residential
2005
2006



Gross Floor Area (million square feet)	Office	Retail	Residential	Total
At 1.1.2005	2.7	1.2	0.8	4.7
Property disposed of on 30.12.2005 (Note 1)	(0.1)	(0.1)	–	(0.2)
At 31.12.2005	2.6	1.1	0.8	4.5
Property under redevelopment vacated on 30.9.2006 (Note 2)	(0.5)	(0.2)	–	(0.7)
At 31.12.2006	2.1	0.9	0.8	3.8

Notes: (1) Entertainment Building
(2) Hennessy Centre

Key Indicator

Turnover

	2006	2005			Year-on-year Change			
	From Property Held at year end (1) HK$ million	From Property Held at year end (1) HK$ million	Disposed(2) HK$ million	Total HK$ million	From Property Held at year end (1) HK$ million	%	Total HK$ million	%
Office	509	462	39	501	47	10.2	8	1.6
Retail	491	463	40	503	28	6.0	(12)	(2.4)
Residential	232	209	–	209	23	11.0	23	11.0
Others	36	37	–	37	(1)	(2.7)	(1)	(2.7)
	1,268	1,171	79	1,250	97	8.3	18	1.4

Notes: (1) Hennessy Centre was vacant as at 30 September 2006 in preparation for redevelopment
(2) Entertainment Building was disposed of on 30 December 2005

Office Sector

Positive rental reversion, which began in the second half of 2005, continued into 2006. The Group was successful in concluding renewals and new leases during the year with strong growth in rental rates. Such positive reversion, together with full year contribution of renewals and new leases concluded in 2005, brought a 10.2% like-for-like office revenue growth to HK$509 million. Overall office sector revenue, reflecting the impact of the disposal of the Entertainment Building on 30 December 2005, increased by 1.6%.

Retail Sector

Although tourist spending continued to be a significant source of retail consumption, strong domestic demand on the back of favourable employment conditions and financial market performance became the key driver of rental growth in the retail sector. The Group's retail properties remained virtually fully let as at 31 December 2006. Renewals and new leases were successfully concluded with satisfactory rental rates growth during the year. A 6.0% like-for-like rental growth was recorded, since most of these renewals and new leases were completed during the second half of the year. Such rental rate increases will be translated into a full year contribution in 2007. Overall retail sector revenue, however, decreased slightly by 2.4% in light of the disposal of the Entertainment Building as at the end of 2005.



Residential Sector

There was a sustained demand for luxury residential properties from expatriates with more flexible housing budgets. Year-on-year growth was HK$23 million, up 11.0% from last year. This was mainly due to higher occupancy (2006: 92%; 2005: 89%) and to increased rental levels achieved for our residential units.

Property Expenses

Property expenses are the costs of providing property services directly associated with the daily operations of our investment properties, being primarily related to utilities costs, building operations, front-line staff wages, repairs and maintenance.

Property expenses amounted to HK$240 million (overall: up 1.3%; excluding the Entertainment Building: up 6.7%). This was mainly attributable to the increase in utilities costs and government rates, and higher direct costs incurred in revenue generation including agency costs, repairs and maintenance and building refurbishment.

Overall the property expenses were maintained at 19% of turnover.

Key Indicators

	2006	2005
Property expenses (HK$ million)	240	237
Percentage on turnover	19%	19%

Other Income

Other income mainly comprised dividend, interest and other receivables, which amounted to HK$147 million (2005: HK$38 million). The increase was attributable to the recognition of a recovery item, higher dividend income from the Group's listed securities investment and additional interest income derived by depositing surplus cash proceeds of the Entertainment Building received at the end of 2005.

Administrative Expenses

Administrative expenses increased by HK$8 million (7.8%) over the 2005 level. This included higher employee share option costs, which since 2005 are required to be recognised in the income statement on a cumulative basis under the applicable accounting standards, despite the fact that no cash outlay was involved. Other reasons included increased managerial staff costs and pay rises in line with the market.

Fair Value Changes on Investment Properties

The Group has elected the fair value model for investment properties under the Hong Kong Accounting Standard ("HKAS") 40. As at 31 December 2006, the investment properties of the Group were revalued at HK$32,473 million (2005: HK$29,815 million), by an independent professional valuer, being 8.9% higher than the corresponding value for last year. This reflected further increase in rentals of the Group's existing investment properties portfolio and the redevelopment of the Hennessy Centre.

Excluding additions, adjustments and disposals, fair value gain on investment properties of HK$2,576 million (2005: HK$4,226 million) were recognised in the consolidated income statement during the year.

Investment Properties	Fair Value HK$ million
As at 31 December 2005	29,815
Additions and adjustments	84
Fair value gain	2,576
Disposals	(2)
As at 31 December 2006	32,473

Fair Value Changes on Financial Instruments

The Group enters into hedging arrangements from time to time to hedge volatilities and pricing risks of its treasury assets and liabilities. Positive fair value changes of HK$31 million recognised in the income statement mainly represented the aggregate of the marked-to-market fair value movements of these financial instruments.

Net Realised Gain on Disposal of Available-For-Sale Investments

The Group has been managing its treasury assets held as long-term investments with the aim of balancing the anticipated liquidity position, funding needs and capital gains. For this reason, certain available-for-sale investments were disposed of during the year resulting in a net realised gain of HK$170 million (2005: Nil). The remaining available-for-sale investment portfolio will continue to be held as the Group's long-term investments.

Share of Results of Associates

The Group has 23.7% and 25.0% ownership in the Shanghai Grand Gateway and the Singapore Amaryllis Ville projects respectively.



The Shanghai Grand Gateway development continued to deliver a good performance. The Group's share of results, excluding revaluation gains, recorded a 3.5% increase year-on-year. 100% occupancy was recorded for the retail and office properties. Satisfactory occupancy was achieved for the residential properties, including the luxury residential and serviced apartment development completed in 2006. Under HKAS 40, properties at Shanghai Grand Gateway have been revalued at market value by an independent professional valuer. The Group's share of the increase in valuation, less the corresponding deferred tax thereon, amounted to HK$57 million (2005: HK$182 million).

The Singapore Amaryllis Ville project continued to make a small positive contribution in 2006, reflecting the sale of additional units and increased rental income derived from the remaining units.

Finance Costs

During 2006, sales proceeds from the Entertainment Building (completed on 30 December 2005) were used to further reduce the Group's debt level. This led to a 23.8% reduction in finance costs to HK$163 million (2005: HK$214 million), despite the progressively increasing market interest rate. The Group also repurchased some of its fixed rate notes and progressively reduced the proportion of its fixed rate borrowing as part of its interest costs management programme. The Group's average finance costs rose to 4.9% in 2006 (2005: 3.6%). Further discussions on financial management, including financing policy and financial risk management are set out in the "Financial Policy" section.

Taxation

Tax provision was HK$558 million in 2006 (2005: HK$856 million) principally due to reduced deferred tax provision relating to lower revaluation gains on investment properties and the absence of prior year tax provision of HK$103 million.

Condensed Consolidated Balance Sheet as at 31 December	2006 HK$ million	2005 HK$ million	Change HK$ million	%
Investment properties	32,473	29,815	2,658	8.9
Available-for-sale investments – listed	1,678	1,170	508	43.4
Available-for-sale investments – unlisted	67	86	(19)	(22.1)
Interests in associates	1,272	1,147	125	10.9
Cash and bank balances	385	1,402	(1,017)	(72.5)
Other assets	378	371	7	1.9
Total assets	36,253	33,991	2,262	6.7
Borrowings	(2,821)	(4,301)	1,480	34.4
Taxation				
– current	(225)	(198)	(27)	(13.6)
– deferred	(3,349)	(2,879)	(470)	(16.3)
Other liabilities	(950)	(960)	10	1.0
Total assets less liabilities	28,908	25,653	3,255	12.7
Shareholders' funds	27,828	24,667	3,161	12.8
Minority interests	1,080	986	94	9.5
	28,908	25,653	3,255	12.7
Adjusted shareholders' funds	30,729	27,134	3,595	13.2

Investment Properties

The investment properties were valued at HK$32,473 million, up by 8.9% (HK$2,658 million) from HK$29,815 million in 2005.

Breakdown of the Group's (i) investment properties value by sector as at year-end 2006 and (ii) year-on-year capital growth are as follows:

Capital Value by Sector


1%
15%
37%
19%
28%
Office
Retail
Residential
Property under redevelopment
Others

Capital Growth by Sector
(excluding property under redevelopment)


%
15
12
9
6
3
0
12
6
2
Office
Retail
Residential

Available-For-Sale Investments

Available-for-sale investments comprised principally securities listed in Hong Kong.

The Hong Kong stock market reached a record high in 2006. Total returns from the Group's listed securities portfolio, including both dividend income and capital value growth, were 57.3% (2005: 31.6%). Total fair value of our listed securities portfolio as at 31 December 2006 was HK$1,678 million (2005: HK$1,170 million).

Interests in Associates

Interests in associates increased by HK$125 million (10.9%) over last year. This represented the Group's share of results in the Shanghai Grand Gateway and Singapore Amaryllis Ville projects.

Cash and Bank Balances

The cash and bank balances amounted to HK$385 million as at 2006 year-end (2005: HK$1,402 million), reflecting the application of funds for debt repayment during the year.

Borrowings

The carrying amount of the Group's gross debt stood at HK$2,821 million at 2006 year-end, a decrease of HK$1,480 million (34.4%) from HK$4,301 million as at 31 December 2005. This reflected the Group's debt reduction utilising cash flow from operations and the application of sales proceeds of the Entertainment Building and equity investment.

Taxation

Provision for current taxation and deferred taxation increased to HK$3,574 million in 2006 (2005: HK$3,077 million). The net increase was made up of a HK$110 million charge for the year, and HK$448 million related to additional deferred tax associated with investment properties revaluation gains, reduced by tax payments of HK$61 million.

Shareholders' Funds

Shareholders' funds increased by 12.8% from HK$24,667 million in 2005 to HK$27,828 million in 2006, mainly attributable to results for the year and revaluation gains associated with investment properties and listed securities portfolios. Adjusted shareholders' funds rose from HK$27,134 million in 2005 to HK$30,729 million in 2006.

Minority Interests

The increase of HK$94 million in minority interests was attributable to increased profit contribution as well as a revaluation surplus from Lee Gardens Two.



Contingent Liabilities

As of 31 December 2006, there were no guarantees granted to external parties, since all outstanding guarantees relating to associates and investee companies were released during the year.

The Group has underwritten to its associates on cash calls to finance working capital requirements. Based on currently available information, management does not anticipate any major call for cash contributions in the foreseeable future.

Critical Accounting Estimates

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The most significant estimate relates to the valuation of the Group's property investments. For details, please refer to note 4 to the financial statements.

Capital Expenditure and Management

The Group is committed to enhancing the asset value of its investment properties portfolio through selective re-tenanting, refurbishment, repositioning and redevelopment.

The Group also has in place a portfolio-wide whole-life cycle maintenance programme as part of its ongoing strategy to proactively review and implement maintenance activities. The redevelopment of Hennessy Centre, with demolition works commencing in the fourth quarter of 2006, is on schedule. This mixed office/retail complex has a projected gross floor area of approximately 710,000 square feet.

Total cash outlay of capital expenditure (excluding purchase of plant and equipment) during the review year was HK$81 million. The following graph illustrates capital expenditure patterns during the last five years:




Capital Expenditure
HK$ million
600
480
360
240
120
0
399
528
104
370
81
2002
2003
2004
2005
2006



The Group has an internal control system for scrutinising capital expenditure. Detailed analysis of expected risks and returns is submitted to division heads, executive Directors or the Board for consideration and approval, depending on strategic importance, cost/benefit and the size of the projects. The criteria for assessment of financial feasibility are generally based on net present value, pay back period and internal rate of return from projected cash flow.

At year end, the Group had HK$3.6 billion undrawn committed bank facilities. These facilities, together with the Medium Term Note Programme, available-for-sale investments and positive cash flows from local and overseas operations, provide adequate financial resources to fund the level of planned capital expenditure, including the Hennessy Centre redevelopment project, which the completion is expected by the end of 2009.


500
HENNESSY
ROAD
(Under redevelopment)
BAMBOO
GROVE
Mid-Levels
Yee Wo Street
Lee Garden Road
Percival Street
THE LEE
GARDENS
LEE THEATRE
PLAZA
AIA PLAZA
SUNNING
PLAZA
LEIGHTON
CENTRE
Hysan Avenue
111 LEIGHTON ROAD
Leighton Road
N



BAMBOO GROVE 74-86 Kennedy Road, Mid-Levels

A luxury residential complex in the Mid-Levels, Bamboo Grove underwent major refurbishment in 2002 to enhance both the value and quality of the complex. The complex commands panoramic views of the harbour and the greenery of the Peak, and is well served by many different types of public transport. In addition to superb property management services and full club-house and sports facilities, tenants also enjoy personalised Resident Services that help ensure a comfortable stay.

Total Gross Floor Area:	691,546 sq.ft.	Parking Spaces:	436
Number of Units:	345	Year Completed/Renovated:	1985/2002



LEIGHTON CENTRE 77 Leighton Road, Causeway Bay

This office and retail complex enjoys close proximity to all forms of public transport. Its central location in the Causeway Bay area makes it a much sought-after location for many professional practices. Upgrading works on building facilities were completed in 2004.

Total Gross Floor Area:	435,008 sq.ft.	Parking Spaces:	264
Number of Floors:	28	Year Completed/Renovated:	1977/2004



LEE THEATRE PLAZA 99 Percival Street, Causeway Bay

Like its predecessor, Lee Theatre, the Lee Theatre Plaza is a Hong Kong landmark, being one of the city's most popular shopping and dining complexes, and housing many of the world's most famous lifestyle brands and restaurants. The building provides access to various kinds of transport and the MTR Causeway Bay station.

Total Gross Floor Area:	317,160 sq.ft.	Year Completed:	1994
Number of Floors:	26		

500 Hennessy Road, Causeway Bay

Under redevelopment.

Estimated total Gross Floor Area:	Approx. 710,000 sq.ft.	Projected Year of Completion: End of 2009


Hong Kong Stadium



ONE HYSAN AVENUE 1 Hysan Avenue, Causeway Bay

Located at the junction of three busy streets in the heart of Causeway Bay, this office and retail complex enjoys a prime location with a diversity of retail facilities in the surrounding area. The building underwent refurbishment of its external facade in 2002.

Total Gross Floor Area:	169,019 sq.ft.	Year Completed/Renovated:	1976/2002
Number of Floors:	26		



THE LEE GARDENS 33 Hysan Avenue, Causeway Bay

The Lee Gardens is the Group's flagship property comprising an office tower, Manulife Plaza, and a high-end shopping centre. The development, close to the MTR Causeway Bay station, enjoys spectacular views of the Harbour and Happy Valley and is home to many international corporations, luxury fashion brands and renowned restaurants.

Total Gross Floor Area:	902,797 sq.ft.	Parking Spaces:	200
Number of Floors:	53	Year Completed:	1997



LEE GARDENS TWO 28 Yun Ping Road, Causeway Bay

Lee Gardens Two is an office and retail complex. The retail podium underwent a comprehensive refurbishment in 2003 and was re-launched as Lee Gardens Two. The complex is conveniently linked to the neighbouring The Lee Gardens and is home to many international corporations, luxury fashion brands, renowned restaurants and a children's concept floor.

Total Gross Floor Area:	626,996 sq.ft.	Parking Spaces:	176
Number of Floors:	34	Year Completed/Renovated:	1992/renovation of retail podium in 2003



SUNNING PLAZA 10 Hysan Avenue, Causeway Bay

Designed by the renowned architect I.M. Pei, Sunning Plaza greets tenants and visitors with a spacious entrance and lift lobby. Among its retail tenants are popular food and beverage outlets, which have established the Plaza as a hub for relaxation and social recreation.

Total Gross Floor Area:	279,717 sq.ft.	Parking Spaces:	150 (jointly with Sunning Court)
Number of Floors:	30	Year Completed:	1982



SUNNING COURT 8 Hoi Ping Road, Causeway Bay

The 19-level Sunning Court is a unique residential tower in the dynamic Causeway Bay area. Located in a pleasant environment with tree-lined streets, and within easy reach of all forms of relaxation and entertainment in the surrounding district, the building provides maximum comfort for its tenants. The building underwent refurbishment of its external facade in 2003.

Total Gross Floor Area:	97,516 sq.ft.	Parking Spaces:	150 (jointly with Sunning Plaza)
Number of Units:	59	Year Completed/Renovated:	1982/2003



AIA PLAZA 18 Hysan Avenue, Causeway Bay

AIA Plaza is a 25-level office and retail complex at the corner of Hysan Avenue. The building boasts a bright and spacious lobby, and houses restaurants, specialty cafes and banking services.

Total Gross Floor Area:	139,119 sq.ft.	Year Completed:	1989
Number of Floors:	25		



111 LEIGHTON ROAD 111 Leighton Road, Causeway Bay

Located in a pleasant and quieter area in the heart of Causeway Bay, 111 Leighton Road is an ideal office location for professional and designer firms. The retail shops include a European kitchen concept store and fashion stores.

Total Gross Floor Area:	79,905 sq.ft.	Year Completed/Renovated:	1988/2004
Number of Floors:	24		

Financial Policy

We adhere to a policy of financial prudence. Our objectives are to:

- maintain a strong balance sheet by actively managing debt level and cash flow
- secure diversified funding sources from both banks and capital markets
- minimise refinancing and liquidity risks by attaining healthy debt repayment capacity, maturity profile, and availability of banking facilities with minimum collateral on debt
- manage the exposures arising from adverse market movements in interest rates and foreign exchange through appropriate hedging strategies
- monitor counter-party risks by imposing proper counter-party limits and reduce financial investment risks by holding quality marketable securities

Key Indicators

	2006	2005	Movements
Average finance costs	4.9%	3.6%	Interest rate hikes (the Fed fund target rate increased by 1% in 2006)
Bank facilities : capital market issuance	25% : 75%	47% : 53%	Application of sale proceeds from the Entertainment Building to repay bank loans
Average debt maturity	5.0 years	5.2 years	No significant movement
Floating rate debt (% on total debt)	64.7%	49.8%	Move towards longer term target of 70% floating-rate amid flattened yield curve
Net interest coverage (Note 1)	6.9 times	4.6 times	Lower debt level outweighs the impact of higher interest rates
Net debt to equity (Note 2)	7.9%	10.7%	Reduced net debt and higher adjusted shareholders' funds
Credit ratings			
• Moody's	Baa1	Baa1	Investment-grade rating unchanged
• Standard and Poor's	BBB	BBB	Investment-grade rating unchanged

Notes: (1) Gross profit less administrative expenses before depreciation divided by net interest expenses
(2) Gross debt less cash and cash equivalents divided by adjusted shareholders' funds

The Treasury policy manual lays down the acceptable range of operational parameters and gives guidance on the above areas in order to achieve the objective of financial prudence.

Treasury has an overall objective of optimisation of borrowing costs: that is, to minimise the finance costs subject to the constraints of the operational parameters. The cost of financing was 4.9% for 2006.

FINANCING

As at 31 December 2006, the total outstanding borrowings of the Group amounted to HK$2.9 billion, a decrease of 34.1% from HK$4.4 billion in 2005. All the outstanding borrowings are on unsecured and on a committed basis. The lowered debt level was attributed to cash flow from operations and the non-recurring cash receipts from the sale of Entertainment Building and equity investment. The remaining balance of the proceeds was placed in bank deposits. During the year, the Group has also repurchased a total nominal amount of US$18 million of the US$200 million 10-year fixed rate notes issued in February 2002. The repurchases were intended to make better use of the cash and effectively lower the net finance cost of the Group.

The Group always takes a prudent approach towards managing its loan portfolio. On the individual loan level, the Group strives to lower the borrowing margin as far as possible; but on the portfolio level, the more important objectives are to ensure sufficient available facilities, to diversify the funding sources and to maintain a suitable average tenor relative to the overall duration of the use of the funds.

The Group has also established long-term relationships with a number of local and overseas banks. At present, 14 local and overseas banks have provided bilateral banking facilities to the Group and such bank borrowings accounted for about 25% of the Group's total borrowings while the remaining 75% outstanding debts were sourced from the capital market.

Sources of Financing at Year-end


HK$ million
6,000
4,800
3,600
2,400
1,200
0
5.3%
34.3%
60.4%
33.1%
66.9%
37.6%
62.4%
53.0%
47.0%
75.3%
24.7%
2002
2003
2004
2005
2006
Syndicated and club loans
Capital market issuances
Bank bilateral loans

LIQUIDITY AND CASH BALANCE

The Group understands the importance of liquidity and thus places great emphasis on liquidity management. The Group's major sources of liquidity are from the strong recurring cash flows of the business and the committed banking facilities. Further liquidity reserve is maintained in the form of highly liquid securities listed on the Hong Kong Stock Exchange. As at 31 December 2006, the market value of these securities totalled HK$1.7 billion and the balance of bank deposits amounted to HK$0.4 billion. Furthermore, the total undrawn committed facilities of HK$3.6 billion as at 31 December 2006, essentially allows the Group to obtain the same level of liquidity as holding the equivalent amount of cash.

Other measures taken against liquidity risk due to the lack of funds for repayment of maturing debts include maintaining an evenly spread maturity profile and reducing the concentration of debts maturing in the near term.

As at 31 December 2006, 56.3% of the outstanding debts will only be due after five years. Furthermore, there will not be any outstanding debt maturing within the next two years. The average maturity of the debt portfolio was about 5.0 years. Therefore, there will be no refinancing pressure on our outstanding debts in the next few years.

The maturity profile is as follows:

Debt Maturities	2006 HK$ million	2005 HK$ million
Maturing in more than two years but not more than five years	1,270	1,956
Maturing in more than five years	1,639	2,419
Total	2,909	4,375

Total debt at end of 2006 was HK$2.9 billion, HK$1.5 billion below the level in 2005. The source and application drivers leading to the lower debt are analysed below:

Condensed Consolidated Cash Flow Statement	2006 HK$ million	2005 HK$ million	Change HK$ million
Operating activities			
Cash generated from operations	979	952	27
Tax paid	(61)	(111)	50
	918	841	77
Investing activities			
Disposals less additions in investment properties	(80)	2,351	(2,431)
Interest and dividends received	60	33	27
Disposals less additions of available-for-sale investments	95	-	95
Receipts from overseas projects	106	17	89
Others	(6)	(7)	1
	175	2,394	(2,219)
Financing activities			
Dividends paid	(482)	(407)	(75)
Finance costs	(144)	(200)	56
Net decrease in borrowings	(1,487)	(1,248)	(239)
Others	3	–	3
	(2,110)	(1,855)	(255)
Net (decrease) increase in cash balances	(1,017)	1,380	(2,397)

Cash generated from operations was HK$979 million, an increase of HK$27 million from the previous year, reflecting a stronger business performance. HK$61 million were used to pay the tax amount due during the year.

Net cash generated from investing activities was HK$175 million, decreased from last year by HK$2,219 million. The change was mainly due to the disposal of Entertainment Building in 2005, while interest and dividends received, disposals less additions of available-for-sale investments and receipts from overseas projects increased by HK$211 million over 2005 comparatives.

Net cash used in financing activities in 2006 primarily resulted from interest payment and repayment of debt borrowings of HK$1,631 million and the payment of dividends of HK$482 million.

INTEREST RATE EXPOSURE

Interest expenses account for a significant proportion of the Group's total expenses. Therefore, the Group monitors its interest rate exposures closely. Depending on our medium-term projections of interest rates, an appropriate hedging strategy would be adopted to manage the exposure.

Debt Levels and Borrowing Costs



HK$ million
6,000
4,800
3,600
2,400
1,200
0
5,707
5,684
5,922
5,612
5,590
4,375
2,909
2,524
4.90%
2002
2003
2004
2005
2006
Year-end Gross Debt
Year-end Net Debt
(Gross debt less cash and cash equivalents)
Average Borrowing Costs

The Group's cost of financing in 2006 was 4.9%. The Federal funds rate continued its progressive 0.25% increase during the first half of 2006 and remained stable for the remainder of the year, in line with market expectations. The orderly increase has a flattening effect on the forward interest rate yield curve, diminishing the financial benefit of maintaining a high level of fixed rate debt. For this reason, the focus returned to our longer term target of 30% fixed rate debt portion, hence some of the interest rates hedging instruments expired in 2006 were not replaced. As a result, the interest rate hedging ratio has decreased from 50.2% in 2005 to 35.3% in 2006.

FOREIGN EXCHANGE EXPOSURE

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. With the exception of the US$182 million 10-year notes, which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong dollars. Other foreign exchange exposure relates to the investments in overseas projects in Singapore and Shanghai. These foreign exchange exposures amounted to the equivalent of HK$1,283 million or 3.5% of the total assets.

USE OF DERIVATIVES

The Group uses derivatives extensively to manage the volatilities and pricing risks of its treasury assets and liabilities, the bulk of which are related to hedging interest rate and foreign exchange exposures. To avoid the Group being exposed to losses arising from the use of derivatives, the potential impact of their use is evaluated thoroughly before executing the transactions.

Before entering into any hedging transaction, the Group will ensure that the counterparty possesses strong investment-grade ratings so that the transaction will not expose the Group to undue credit risk. As part of our risk management, a limit on maximum risk-adjusted credit exposure is assigned to each counterparty. The level of the limit is basically in line with the credit quality of the counterparty.

Internal Control and Risk Management

REVIEW OF GROUP INTERNAL CONTROL SYSTEM IN 2006

The Committee of Sponsoring Organizations of the U.S. Treadway Commission ("COSO") set down the generally recognised global framework of internal control systems. Internal control is defined as a process effected by an entity's board, management and other personnel to provide reasonable assurance regarding the achievement of its objectives. It has five components, namely, Control Environment, Risk Assessment, Control Activities, Information and Communications, and Monitoring. It is important to recognise that an internal control system aims to manage rather than eliminate risks; and to provide reasonable but not absolute assurance.

Hysan's Board of Directors has the overall responsibility to ensure that sound and effective internal control are maintained, while management is charged with the responsibility to design and implement an internal control system.

The Group's core operation is property leasing and management, which involves relatively simple and well-established business processes. The Group has a well-established Control Environment, emphasising high standards of corporate governance and business ethics. Its Control Activities have traditionally been built on senior management reviews (with controls being vested in the hands of a small management team); segregation of duties and physical controls.

Management recognises that enhancement of our internal control system is necessary to support the continual growth of the Group. In terms of management style, we also aim to move towards a culture based on systematic and structured control principles.

In this light, management has undertaken a phased review project on Group internal control system during 2006 and has enhanced its internal control system in the following ways:

- Strengthening the Control Environment: management takes the view that this forms the foundation of internal control by setting the tone across the organization.
- Formalising and documenting policies and procedures for all key operational, financial reporting and compliance functions.
- Requiring department managers to undergo a detailed self-risk assessment process using a common risk management framework, with facilitation and assistance from a reputable international accounting firm ("Independent Advisor").
- Engaging the Independent Advisor to assess and report on the adequacy and effectiveness of the established internal control arrangements by performing independent reviews and testings.

CONTROL ENVIRONMENT

The Group's Control Environment has the following components:

- Integrity and ethical value
- Importance of the Board of Directors
- Management's philosophy and operating style
- Levels of authority and responsibility
- Human resources policies


Risk Assessment
Identify and analyse risks to achievement of corporate objectives
Determine impact of such identified risks on the achievement of corporate objectives
Determine how each of the other internal control components, both separately and together, mitigate such risks
Continuous Improvement
Hysan's internal control system:
• is designed to ensure corporate objectives are achieved
• has five components that work together
Examine opportunities for improvement in control effectiveness and efficiency
Specify Corporate Objectives
Determine Effectiveness
Control Environment
o Strong tradition of emphasising good corporate governance
o Strengthened human resources policies
Control Activities
o Documented key control policies and processes
o Facilitation by Independent Advisor
Refine corporate objectives based on changes potentially impacting the business
Monitoring
• Independent review by Independent Advisor in 2006
• Will set up internal audit function in 2007
Information and Communication
Implement and operate information and communication to support internal control

The Group has in place a formal Code of Ethics emphasising the key principles of "respect for people", "ethics and business integrity" and "meeting our responsibility". Guidelines on specific areas including corporate and financial reporting, conflicts of interest, personal benefits, relations with suppliers and contractors have been issued. As part of the Group's staff orientation programme, new personnel are informed of our Code of Ethics, corporate mission, and objectives. We also provide periodically updated information and seminars to serve as a constant reminder to staff. Relevant documents are also posted on our intranet, providing easy access for all. Suspected breaches of the Code of Ethics are reported directly to the Head of Human Resources (instead of business lines), who in turn reports to the Managing Director.

The Board and management are committed to maintaining high standards of corporate governance. The Board continually enhances its effectiveness in fulfilling its stewardship role including monitoring management performance. Details are set out in the separate Corporate Governance Report (page 44).

Management recognises the significance to address the possibility of management overriding established control policies and procedures. This is particularly important during this early stage of the Group's formalisation of key policies and procedures, and in the context of a family-controlled company. Formal and specific guidelines stating the need to have minimal management overrides are communicated in meetings, which are then issued across the organisation.

The Group has formalised and strengthened certain key Human Resources policies to further enhance the effectiveness of internal control. Development of people and of their competence, as well as segregation of duties in key people management activities including staff hiring and termination are emphasised. The recruitment process stresses effectiveness as well as transparency, thereby ensuring appropriate checks-and-balances between business lines and Human Resources department. Disciplinary and grievance policies are set out with transparent procedures and appropriate levels of line authority. Instances involving breaches of Code of Ethics will be handled independently of business line management. These policies have been communicated, reinforced and monitored across the organization during the review year.

CONTROL ACTIVITIES AND RISK ASSESSMENT

In pursuit of the objective to move towards a culture based on systematic and structured control principles, including allowing appropriate delegation of routine transactions while minimizing policy exceptions and overrides, management has further enhanced the Group's internal control system in 2006 by taking the following steps:

- Mapping control processes: management has conducted an entity-wide exercise to map all key control processes to appropriate control objectives, as derived from the Group's Mission Statement, strategic management objectives, financial/general operational controls.

- Establishing ownership: process owners are identified who have the responsibility of ensuring that controls exist and are in operation.

- Updating policies and procedures: the process owners are also responsible for documenting and updating the relevant policies in light of self-risk assessment. A document called "risk register" is created which sets out the main strategic and operational risks that have been identified, and how these are managed. The process owners are responsible for maintaining the relevant risk registers.

- Setting up functional groups or committees: specific focus groups or committees on certain areas of control are engaged once the objectives and principles are established. Examples are the budget review committees.

This exercise was accomplished in combination with a self-risk assessment process, which allowed line managers to make a more informed decision as to whether certain policies would need further refinement. The Independent Advisor was engaged to conduct facilitated workshops and interviews to assist department managers in performing the self-risk assessment. The process owner has to assess the likelihood of the relevant risk occurring, in accordance with the Group's risk management framework.

The Managing Director and the Chief Financial Officer report the results of their review of the risk registers to the Audit Committee and to the Board.

As a result of the Independent Advisor's review, certain potential improvement areas were identified. These include the further strengthening of segregation of duties as well as the checks-and-balances system. Management has adopted all the recommendations and established clear timelines for implementation. Progress will be reported to the Audit Committee and the Board.

MONITORING

In the absence of an internal audit function, the Independent Advisor was engaged to perform an agreed review and testings. No major deficiencies were identified.

The Group's external auditors, Deloitte Touche Tohmatsu, have audited the financial statements for the year ended 2006 and have reviewed the internal control systems to the extent that they considered necessary to support their audit report.

Management has reviewed the need for and planned to establish an internal audit function during 2007. The scope of work of internal auditors, unlike that of the external auditors, is not restricted to risks relating to financial statements. The internal auditors will perform independent reviews and provide the Audit Committee and the Board with an objective view as to the adequacy and effectiveness of the internal control systems established by management. This plan is also endorsed by the Independent Advisor.

COMMUNICATION

The significance of internal control and risk management is communicated to staff members by way of internal meetings, updates and workshops. The risk assessment workshops facilitated by the Independent Advisor also raised the risk awareness of line managers. Moving forward, communication will be a key area of focus with the aim of further strengthening general risk awareness across the organisation.

Management also plans to engage an independent service provider, with direct reporting line to the Audit Committee, to monitor the whistle-blowing system under the Code of Ethics. This should make staff feel even more comfortable and protected should they want to express concerns involving the management.

In general, the establishment of a whistle-blowing system and an internal audit function reflects management's commitment to further strengthening our Control Environment.

COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE REQUIREMENTS

Directors acknowledge their responsibility for the Group's internal control systems and confirm they have reviewed and are satisfied as to its effectiveness in managing risks. In doing so, the Board has taken note of management's reports and the findings of the review performed by the Independent Advisor.

Management has adopted the Independent Advisor's recommendations aimed at further strengthening the Group's internal control, which is a continual process. Actions are in progress in accordance with established timelines.

Board of Directors and Senior Management

STRUCTURE


THE BOARD
Audit Committee
Emoluments Review Committee
Nomination Committee
Investment Committee
CHAIRMAN
MANAGING DIRECTOR
Finance
Corporate Services
Property Investment
Property Services
Property Development

CHAIRMAN

Peter Ting Chang LEE (I, chairing N)
J.P.

INDEPENDENT NON-EXECUTIVE DEPUTY CHAIRMAN

Sir David AKERS-JONES (N, chairing A, E)
G.B.M., K.B.E., C.M.G., J.P.

MANAGING DIRECTOR

Michael Tze Hau LEE (I)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Per JORGENSEN (A)

Dr. Geoffrey Meou-tsen YEH (E, N)
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D.

NON-EXECUTIVE DIRECTORS

Fa-kuang HU (E)
G.B.S., C.B.E., J.P.

Hans Michael JEBSEN (I)
B.B.S.

Anthony Hsien Pin LEE (chairing I)

Chien LEE (A)

Dr. Deanna Ruth Tak Yung RUDGARD

EXECUTIVE DIRECTOR

Pauline Wah Ling YU WONG

COMPANY SECRETARY

Wendy Wen Yee YUNG

(A) Audit Committee
(E) Emoluments Review Committee
(N) Nomination Committee
(I) Investment Committee

BOARD OF DIRECTORS



PETER TING CHANG LEE

Chairman (I, chairing N) J.P.

Mr. Lee joined the Board in 1988, became Managing Director in 1999, and Chairman in 2001. He is a non-executive director of Cathay Pacific Airways Limited, CLP Holdings Limited, Hang Seng Bank Limited, SCMP Group Limited, Maersk China Limited, and a director of a number of other companies. He is also vice president of the Real Estate Developers Association of Hong Kong. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee holds a Bachelor of Science Degree in Civil Engineering from the University of Manchester and is also qualified as a Solicitor of the Supreme Court of England and Wales. He is aged 53.



SIR DAVID AKERS-JONES

Independent non-executive Deputy Chairman (N, chairing A, E) G.B.M., K.B.E., C.M.G., J.P.

Sir David is Chairman of GAM Hong Kong Limited, Deputy Chairman of CNT Group Limited and a non-executive director of various other companies. He is also a chairman and member of various voluntary organisations. He received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. He was appointed a Director in 1989 and became the Deputy Chairman in 2001. He is aged 79.



MICHAEL TZE HAU LEE

Managing Director (I)

Mr. Lee joined the Board in 1990, became Chief Operating Officer in 2002, and Managing Director in 2003. He is a member of the Main Board and Growth Enterprise Market Listing Committees of The Stock Exchange of Hong Kong Limited, a member of the Securities and Futures Commission (HKEC Listing) Committee, a non-executive director of Tai Ping Carpets International Limited, a director of Equestrian Events (Hong Kong) of the Games of the XXIX Olympiad Company Limited, and a Steward of Hong Kong Jockey Club. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee received his Bachelor of Arts Degree from Bowdoin College and his Master of Business Administration Degree from Boston University. He is aged 45.



FA-KUANG HU

Non-executive Director (E) G.B.S., C.B.E., J.P.

Mr. Hu is Honorary Chairman of Ryoden Development Limited. He is also an independent non-executive director of i-CABLE Communications Limited. Mr. Hu holds a Bachelor of Science Degree from Shanghai Jiao Tong University. He was appointed a non-executive Director in 1979 and is aged 83.



HANS MICHAEL JEBSEN

Non-executive Director (I) B.B.S.

Mr. Jebsen is Chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. He is also an independent non-executive director of The Wharf (Holdings) Limited. He was appointed a non-executive Director in 1994 and is aged 50.



PER JORGENSEN

Independent non-executive Director (A)

Mr. Jorgensen is a director of A.P. Moller-Maersk A/S, Denmark and a number of A.P. Moller-Maersk companies in Asia, Africa and Europe. He was appointed a non-executive Director in 1981 and as Independent non-executive Director in 2000. He is aged 71.



ANTHONY HSIEN PIN LEE

Non-executive Director (chairing I)

Mr. Lee is a director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television programmes and feature films. He is also a director of Australian-listed Mariner Financial Limited, a Sydney based financial services group. He received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. Mr. Lee is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. He was appointed a non-executive Director in 1994 and is aged 49.



CHIEN LEE

Non-executive Director (A)

Mr. Lee is a private investor and a non-executive director of a number of companies including Swire Pacific Limited and Television Broadcasts Limited. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Mr. Lee was appointed a non-executive Director in 1988 and is aged 53.



DR. DEANNA RUTH TAK YUNG RUDGARD

Non-executive Director

Dr. Rudgard received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. She is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. She was appointed a non-executive Director in 1993 and is aged 67.



DR. GEOFFREY MEOU-TSEN YEH

Independent non-executive Director (E, N) S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D.

Dr. Yeh is former Chairman of Hsin Chong Construction Group Ltd. He is currently an independent non-executive director of China Travel International Investment Hong Kong Limited. He holds a Bachelor of Science Degree from University of Illinois and a Master of Science Degree from Harvard University. Dr. Yeh was appointed a non-executive Director in 1979 and as Independent non-executive Director in 2001. He is aged 75.



PAULINE WAH LING YU WONG

Executive Director

Mrs. Wong is responsible for the Group's investment properties activities. Having obtained a Bachelor of Arts Degree from The University of Hong Kong, she qualified as a Fellow Member of the Chartered Institute of Housing. She joined the Company in 1981 and has over 30 years of experience in the property field. She was appointed a Director in 1991 and is aged 58.



From left to right: John Che Kong HO (Group Financial Controller), Ricky Tin For TSANG ([illegible] Officer),
Michael Tze Hau LEE (Managing Director), Peter Ting Chang LEE (Chairman), Pauline Wah Ling YU WONG (Executive Director),
Wendy Wen Yee YUNG (Company Secretary), Alex Chun Wan LUI (Senior Advisor, Urban Design and Architectural Services)

SENIOR MANAGEMENT

RICKY TIN FOR TSANG Chief Financial Officer

Mr. Tsang is responsible for the Group's finance. He holds a Master's Degree in Engineering from Oxford University, is qualified as a Chartered Accountant with the Institute of Chartered Accountants in England and Wales and is a Fellow of Hong Kong Institute of Certified Public Accountants. Mr. Tsang is also a member of the Association of Corporate Treasurers in the United Kingdom. Prior to joining the Group in 2004, he held senior business and finance positions with leading financial institutions in Hong Kong and the United Kingdom. He has extensive experience in management and finance including risk management, treasury and financial control. He is aged 45.

WENDY WEN YEE YUNG Company Secretary

Ms. Yung is responsible for the Group's corporate services including legal and secretarial, human resources and administration, as well as corporate communications. A solicitor by training, she holds a Master of Arts Degree from Oxford University. Ms. Yung is also a Member of the Hong Kong Institute of Certified Public Accountants. She sits on the Hong Kong Selection Committee of the Rhodes Scholarships, and a number of committees of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries respectively. Prior to joining the Group in 1999, she was a partner of an international law firm in Hong Kong. She is aged 45.

ALEX CHUN WAN LUI Senior Advisor, Urban Design and Architectural Services

Mr. Lui is responsible for the Group's urban design and architectural services. He is a Registered Architect and an Authorised Person (Architect). He holds a Master's Degree in City Planning from the Massachusetts Institute of Technology and a Bachelor of Architecture Degree from The University of Hong Kong. Before joining the Group in 2002, he was Professor in Architecture at the Chinese University of Hong Kong and has practised architecture and urban design for almost 30 years in Hong Kong, Singapore and the USA. He is aged 63.

JOHN CHE KONG HO Group Financial Controller

Mr. Ho is responsible for the Group's financial and reporting affairs. He holds a Master of Business Administration Degree from the Chinese University of Hong Kong, and is a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a Chartered Management Accountant of The Chartered Institute of Management Accountants. Prior to joining the Group in 2005, he held financial controller positions with leading construction companies and had over 10 years of auditing experience with an international accounting firm. He is aged 39.

Corporate Governance Report

ACCOUNTABILITY, TRANSPARENCY, INTEGRITY

The Board and management of the Group are committed to maintaining high standards of corporate governance. Underlying this commitment is our aim to be a responsible business. To Hysan, governance is not an exercise in compliance but a more powerful concept. The Board, as representative of our shareholders, is responsible for achieving consistent and sustainable long-term returns. We believe that such long-term success is only made possible by effective governance. The cornerstones of our corporate governance practices are accountability, transparency, and integrity.

Best Practices in Corporate Governance in Place at Hysan

Exceeded Code Provisions	Hysan's Corporate Governance Practices
✓	The Board first established a formal Corporate Governance Policy in 2004.
✓	The Board has formally designated a "senior" Independent non-executive Director, Sir David Akers-Jones, who currently serves as Independent non-executive Deputy Chairman. **[NEW]**
✓	The Board has established formal mandates and responsibilities for itself, with clear division of roles with management. **[NEW]**
✓	The Board has established formal criteria and requirements for non-executive director appointments. **[NEW]**
✓	Board evaluation: Chairman and non-executive Directors meet at regularly scheduled sessions without presence of management.
✓	The Group has established a Corporate Disclosure Policy to guide its communications with its stakeholders in order to ensure consistent and timely disclosure. **[NEW]**
✓	The Group has demonstrated its commitment to transparency in shareholder reporting by publishing a separate Corporate Governance Report since 2001. This year, we have introduced a Corporate Responsibility Report. **[NEW]**
✓	In 2004 the Group introduced a new form of annual general meeting ("AGM") that went beyond discharging statutory business. A detailed business review session led by the Chairman and Managing Director was established.
✓	The Group has initiated and funded a programme inviting major nominee companies to pro-actively forward communication materials to shareholders at its expense.
✓	The Group has a written Code of Ethics applicable to all staff.

CODE PROVISIONS COMPLIANCE

The Group has complied throughout the review year with the Code Provisions contained in the Code on Corporate Governance Practices (the "Corporate Governance Code") set out in Appendix 14 of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange"), except that its Emoluments Review Committee (established since 1987) has the responsibility for determining executive Director compensation. In light of the current organisational structure and the relatively simple nature of Hysan's business activities, the Board regards the current arrangements for the Emoluments Review Committee to determine executive Director compensation as appropriate.

FOCUS IN 2006 AND CORPORATE GOVERNANCE REPORTING

Hysan's governance model seeks to combine the best of family ownership and professional management. We take the view that the element of family ownership can enable managers to take a long-term view in decision-making, whilst balancing short-term targets. We recognize, however, that appropriate checks-and-balances must be built in.

In this light, we further strengthened our governance structure during 2006. New measures included establishing formal mandates for the Board and for the "senior" Independent non-executive Director, as well as setting down clear criteria for non-executive Director appointments.

We recognize that effective governance does not stop at Board level. The Board must delegate to other executives, who in turn implement policies across the organisation. We therefore place strong emphasis on fostering an appropriate corporate culture across the Group. During the year, we began to formalize and communicate a set of corporate values to guide our staff in all their actions.

The quality of disclosure has also been enhanced, notably in regard to Board activities, Board appointments, and internal control, all as a result of feedback from analysts.

Detailed information on our governance structure and practices are set out in the following separate reports:

- Corporate Governance Report
- Audit Committee Report (Page 70)
- Directors' Remuneration and Interests Report (Page 63)
- Report on Internal Control and Risk Management (Page 36)

Further information relating to our underlying corporate values, and exchange of views with our "senior" Independent non-executive Director and analysts respectively are set out in a separate Corporate Responsibility Report.

1. HYSAN'S GOVERNANCE MODEL

Hysan's governance model is based on an effective combination of family ownership and professional management. Our founding shareholding family remains a major shareholder today. We take the view that this element of family ownership can enable managers to take a long-term view in decision-making, balancing the need to produce short-term results or earnings targets. In general, family owners also have a direct interest in the outcome of decisions made.

This family ownership model is combined with a commitment to apply the principle of meritocracy in human resources management across the Group. Recruitment of professional management staff from outside the controlling shareholder base ensures that a wide net is cast for talent. Appropriate checks-and-balances are also built into our governance structure. These include the designation of a "senior" Independent non-executive Director and various board committees. The roles and responsibilities of the Board, non-executive Directors, and Board Committees are clearly delineated.


AUTHORITY
Delegation through
• clear policies and procedures
• monitoring
SHAREHOLDERS
BOARD
MANAGEMENT
ACCOUNTABILITY
Assurance through checks-and-balances:
• monitoring
• reporting

2. HOW OUR BOARD GOVERNS THE GROUP

Corporate Governance Framework

KEY GOVERNANCE DOCUMENTS

There are many guidelines, policies, and procedures that support the governance framework at Hysan. The following documents are reviewed periodically and constitute key components of Hysan's governance framework. They are available at www.hysan.com.hk.

- Corporate Governance Guidelines
- Board of Directors Mandate
- Role requirements of non-executive Directors
- Terms of Reference of various corporate governance-related Board Committees (Audit, Emoluments, and Nomination Committees)
- Code of Ethics for Employees
- Auditor Services Policy
- Corporate Disclosure Policy

To discharge its governance function in the most effective manner, the Board has laid down rules for its own activities in a set of **Corporate Governance Guidelines**.

The guidelines covers:

- Mission of the Board
- Board appointment and induction
- Board Leadership: Chairman, Managing Director and "senior" Independent non-executive Director
- "Independence" standards for outside Directors
- Board authorities, delegations and discretions
- Board compensation review
- Board access to senior management; availability of information
- Meeting procedures
- Governance-related Board Committees

NEW: FORMAL BOARD OF DIRECTORS MANDATE

The Board is responsible for the stewardship of the Group and is accountable for ensuring that the Group and its subsidiaries are managed in such a way as to achieve the objective of prudent stewardship. The Board's responsibility is, firstly, to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of the Group's strategic objectives. The Board established a formal **Board of Directors Mandate** in 2007 setting out its key responsibilities in fulfilling such stewardship roles. These include the following:

DUTIES AND OBLIGATIONS

The Board must understand and meet the duties and performance standards expected of it under applicable regulatory requirements.

STRATEGIC PLANNING

The Board establishes, oversees and receives regular updates on the strategic direction, plans and priorities of the Group, and ensures that the Group has the necessary finances, people and systems in place to meet its objectives.

INTERNAL CONTROL AND RISK MANAGEMENT

The Board monitors and assesses procedures implemented to identify the principal risks of the Group's business, receiving frequent updates on the same.

CULTURE AND VALUES

The Board promotes the culture of integrity and transparency and other corporate values.

CAPITAL MANAGEMENT

The Board considers and approves Group activities relating to major capital expenditures, allocation of resources among the Group's lines of business, and other major financial activities.

CORPORATE GOVERNANCE

The Board promotes the highest standards of corporate governance.

BOARD SUCCESSION

The Board continually assesses and evaluates the skills and expertise needed on the Board.

Matters Reserved For Board Decision

The roles of the Board and of the management are separate and distinct. The Board's role is not to manage business, which responsibility remains vested in management. Board responsibility is to test and question management, and to monitor progress.

The Board and management fully appreciate their respective roles and are supportive of the development of a healthy corporate governance culture.

The Board has in place a list of key matters that are to be retained for full Board decision including transactions with connected persons. These matters include:

- Long-term objectives and strategies
- Extension of Group activities into new business areas
- Annual budgets
- Preliminary announcements of interim and final results
- Dividends
- Material banking facilities
- Material acquisitions and disposals
- Connected Transactions
- Annual internal control assessment and
- Appointments to the Board following recommendations by the Nomination Committee

Where applicable, the "materiality" thresholds are based on Listing Rules requirements but they are set at lower levels, which means more stringent monetary levels.

Board Focus in 2006

During 2006, the Board paid considerable attention to the development of the Group's future growth strategy. Succession planning was considered in this light and the principle of meritocracy was formally established as the guiding principle of human resources management across the organisation. Formal role requirements for new director appointments were established. The Board also reviewed the Group's internal control systems, which are moving towards an approach based on established principles and policies rather than concentration of power in the hands of a small number of management personnel. In this light, the Board strengthened the Board infrastructure, including formalising a Board Mandate which sets out the Board's key responsibilities.

The Board held four meetings in 2006. Details of Directors' attendance records are as follows:

	Attendance (%)
Executive Directors	
Peter T.C. Lee	100
Michael T.H. Lee	100
Pauline W.L. Yu Wong	100
Independent non-executive Directors	
Sir David Akers-Jones	100
Per Jorgensen	75
Dr. Geoffrey M.T. Yeh	100 (50 by alternate)
Non-executive Directors	
Fa-kuang Hu	100
Hans Michael Jebsen	75 (75 by alternate)
Anthony H.P. Lee	100
Chien Lee	100
Dr. Deanna R.T.Y. Rudgard	100 (25 by alternate)

3. WHO IS ON THE BOARD

The Board is composed of three executive and eight non-executive Directors. The Board is actively engaged in succession planning issues for both executive and non-executive roles.

Diversity

Hysan's Board members bring an appropriately diverse set of experience, competencies, skills and judgment to the Board. From our experience, diversity of background and experience contributes to more effective Board deliberations.

Skill/Experience of the Hysan Board Members
Executive Directors
• Top management (overall strategic direction and daily operations of Hysan) – Peter T.C. Lee (Chairman) and Michael T.H. Lee (Managing Director) • Business line – Pauline W.L. Yu Wong (Executive Director)
Independent non-executive Directors
• Civil service – Sir David Akers-Jones (Independent non-executive Deputy Chairman) • Multi-national corporations/global exposure – Per Jorgensen • Related business (construction) – Dr. Geoffrey M.T. Yeh
Non-executive Directors
• Related business (real estate and investment) – F.K. Hu • Trading companies/global exposure – Hans Michael Jebsen • Finance and investment – Chien Lee and Anthony H.P. Lee • Professional – Dr. Deanna R.T.Y. Rudgard

Directors' biographies are set out on pages 41 and 42.


BEST CORPORATE GOVERNANCE DISCLOSURE AWARDS 2006
NON-HANG SENG INDEX CATAGORY - GOLD AWARD
ORGANISED BY THE HONG KONG INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
2006
Judges' Report

"THE 2005 REPORT OF HYSAN, IN A NUMBER OF WAYS, SETS A BENCHMARK FOR LISTED COMPANIES GENERALLY... IN A NUMBER OF ASPECTS, THE COMPANY'S CORPORATE GOVERNANCE PRACTICES EXCEED THE STANDARDS LAID DOWN BY THE CODE"

EXTRACTED FROM JUDGES' REPORT

4. BOARD INDEPENDENCE

Independence

The Board has established "independence" standards as contained in the Corporate Governance Guidelines. It considers "independence" as a matter of judgment and conscience. A Director is considered independent only where he is free from any business or other relationship that might interfere with the exercise of his independent judgment.

The Board makes a determination concerning the "independence" of a Director each year at the time the Board approves Director nominees for inclusion in the AGM circular. If a Director joins the Board mid-year, the Board makes a determination on the new Director's independence at that time.

Currently, the Group has three Independent non-executive Directors who are identified in our Annual and Interim Reports and other communications with shareholders.

Dr. Geoffrey M.T. Yeh, Independent non-executive Director seeking re-election at this year's AGM, has served the Board for more than nine years. Dr. Yeh has clearly demonstrated his willingness to exercise independent judgment and to provide objective challenges to management. There is no evidence that length of tenure is having an adverse impact on his independence. The Board therefore considers that Dr. Yeh remains independent, notwithstanding the length of his tenure.

5. DIRECTOR APPOINTMENTS AND RE-ELECTION

Requirements

The Nomination Committee is responsible for recommending candidates to the full Board for consideration. The Committee and, in turn, the Board reviews the skill set of the Director candidates as well as the Board as a whole. In 2007, the Board formalised the role requirements of non-executive Directors.

NEW: FORMAL ROLE REQUIREMENTS OF NON-EXECUTIVE DIRECTORS

The Board considers that its non-executive Directors have four key roles in addition to requirements applicable to all Directors:

STRATEGY

Non-executive Directors should constructively challenge, hence help develop proposals on strategy.

PERFORMANCE

Non-executive Directors should scrutinise the performance of management in meeting agreed goals and objectives.

RISK

Non-executive Directors should satisfy themselves on the integrity of financial information and also that controls and systems of risk management are robust.

PEOPLE

Non-executive Directors are responsible for determining appropriate levels of remuneration for executive Directors and for succession planning.

In terms of requirements, a non-executive Director must demonstrate the necessary time commitment to discharge his role effectively. He must also take all reasonable actions to avoid potential conflicts of interest and disclose any that may arise. In addition, an Independent non-executive Director must maintain his own independence as measured by the independence criteria for non-executive Directors agreed by the Board under its Corporate Governance Guidelines and applicable regulations.

Term

Non-executive Directors are appointed for a term of three years, with the qualification that new Directors are required to submit themselves for re-election at the first AGM following their appointment. The Group's Articles of Association contains provisions regarding rotation of Directors so that every Director will be subject to retirement by rotation at least once every three years. Retiring Directors are subject to re-election at the general meeting at which they retire.

6. SERVING AS A DIRECTOR: INDUCTION, SUPPLY OF INFORMATION AND EVALUATION

Induction and Update

The Chairman, with the assistance of the Company Secretary, is responsible for the induction of new Board members. Directors receive induction on their appointment to the Board as appropriate, covering matters such as the operation and activities of the Group, the role of the Board and the matters reserved for its decision, the tasks and membership of the principal Board Committees, the powers delegated to those Committees, the Board's governance policies and practices, and the latest financial information about the Group. On their appointment, Directors are advised on the legal and other duties and obligations they have as directors of a listed company.

Our Directors are updated on Hysan's business, the environment in which it operates and other matters throughout their period in office. The Board regularly considers the implications of their duties as directors of listed companies under the Board's governance policies.

Supply of Information

The Board receives detailed quarterly reports from Managing Director, Executive Director and Chief Financial Officer in respect of their areas of responsibility. Appropriate key performance indicators are used to facilitate benchmarking and peer group comparison. Financial plans, including budgets and forecasts, are regularly discussed at Board meetings. From time to time, the Board also receives presentations, including from non-Board management members, on issues of significance or on new opportunities for the Group.

The non-executive Directors and the Chairman regularly meet without executives being present. Non-executive Directors also have access to non-Director management staff where appropriate. These ensure that the Board will be given the answers it needs.

In terms of the Board process, non-executive Directors are given ample opportunity to add items to the agenda of Board meetings.

RATED TOP 10 COMPANIES WITH BEST CORPORATE GOVERNANCE

SURVEY ON CORPORATE GOVERNANCE OF HONG KONG LISTED COMPANIES 2006 JOINTLY PRESENTED BY THE HONG KONG INSTITUTE OF DIRECTORS AND CITY UNIVERSITY OF HONG KONG


HYSAN
Report on
The HKIoD
Corporate Governance
Score-card 2006

"THE INCLUSION OF COMPANIES INCLUDING HYSAN ON THE TOP 10 LIST DISPELS THE PREVAILING MYTH THAT FAMILY-CONTROLLED COMPANIES DO NOT HAVE GOOD CORPORATE GOVERNANCE."

PROFESSOR STEPHEN CHEUNG YAN-LEUNG
PROFESSOR (CHAIR) OF FINANCE AT CITY UNIVERSITY OF HONG KONG

During the year, there were discussions on the different information needs of the Board and Board Committees in terms of content, timing and format. For instance, there will be a greater focus on technical details in the information provided to Audit Committee members as compared to that provided to the full Board for their respective reviews of the Group's internal control systems.

Evaluation

Since 2005, Hysan has in place a formal process of Board evaluation. The process takes the form of meetings between the Chairman and non-executive Directors without management being present, which meetings are held at least once a year. Two meetings were held in 2006.

The Board regards such meetings as a forum in which a broad range of strategic and performance matters may be openly discussed.

7. BOARD LEADERSHIP: THE CHAIRMAN, MANAGING DIRECTOR AND "SENIOR" INDEPENDENT NON-EXECUTIVE DIRECTOR

Peter T.C. Lee serves as the Chairman and Michael T.H. Lee serves as the Managing Director. The Chairman focuses on Group strategic and Board issues. The Managing Director has overall chief executive responsibility for Group operations and general development. Sir David Akers-Jones acts as the Independent non-executive Deputy Chairman of the Board, and he also chairs two of Hysan's corporate governance related committees, namely the Audit Committee and the Emoluments Review Committee. The presence of an Independent non-executive Deputy Chairman is designed to ensure that the Board functions effectively and is independent of management where appropriate.

NEW: THE "SENIOR" INDEPENDENT NON-EXECUTIVE DIRECTOR

In 2007, the Board formalized the role of the "senior" Independent non-executive Director in its Corporate Governance Guidelines.

The "senior" Independent non-executive Director's role is to be available to shareholders and fellow Directors if they have concerns relating to matters that contact through the normal channels of Chairman and/or Managing Director has failed to resolve, or for which such contact is inappropriate.

8. ACCOUNTABILITY TO SHAREHOLDERS

Corporate Reporting

Disciplined measurement of our performance is an important aspect of our strategy to achieve long-term success. Reporting financial and non-financial results in a transparent fashion is critical, recognising that we are accountable to our stakeholders. A number of formal communication channels are used to account to shareholders for the performance of the Group. These include the Annual Report and Accounts, Interim Report and Accounts and press releases/announcements.

The Board and management are committed to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about Hysan. We have established a new Corporate Disclosure Policy, which provides guidance for coordinating the disclosure of material information to investors, analysts and media as well as our processes for results announcements. This policy also identifies who may speak on Hysan's behalf, and outlines the responsibility for communications with various stakeholder groups.

Internal Control Review

The Board's governance policies include a process for the Board to review regularly the effectiveness of the system of internal control as required by the Code. As part of this process, the Board and the Audit Committee requested, received and reviewed reports from management at their regular meetings. These reports enabled them to assess the effectiveness of the system of internal control in operation for managing significant risks, including operational, financial reporting and compliance risks, throughout the year.

A detailed report is set out on pages 36 to 39.

9. OTHER SHAREHOLDER COMMUNICATIONS

Constructive Use of AGMs

The Board welcomes moves towards a more constructive use of AGMs and treats them as one of the principal avenues to enter into a dialogue with shareholders based on mutual understanding of objectives. Since 2004, we have introduced a "business review" session in addition to the statutory part of the meeting. This session is led by the Chairman and Managing Director. Topics covered at the last AGM included: Year 2005 overall business environment; governance and social responsibilities; achievements during the year; business activities review and outlook. The arrangements were positively received by shareholders.

Hysan also exceeded Code Provisions in conducting the statutory business of the AGM in a number of ways. Copies of the Annual Report and financial statements and related papers were dispatched to shareholders at least 35 days prior to the AGM (statutory requirement: 21 days). A comprehensive yet user-friendly AGM circular was prepared containing detailed reports on voting procedures (including procedures for demanding a poll) presented in a user-friendly "frequently-asked-questions-and-answers" format; and comprehensive information on each resolution to be proposed was provided. The Chairman also demanded a poll on all resolutions proposed.

Self-funded Programme to Forward Shareholder Communication Materials via Nominee Companies

There is currently no requirement in Hong Kong providing for mandatory forwarding of shareholder communication materials by nominee companies to beneficial shareholders. Since 2005, we have initiated and funded a programme inviting major nominee companies to


HYSAN DEVELOPMENT COMPANY LIMITED
2006 ANNUAL GENERAL MEETING
Hysan 希慎
Agenda
2005 Business Environment Overview
2006 Outlook
Responsible Business
Business Activities Review

pro-actively forward communication materials to shareholders at our expense. Coverage of the programme has extended by more than double since inception.

Institutional Shareholders

Hysan is committed to maintaining a continuing open dialogue with institutional investors and analysts in order to raise understanding and awareness of the Group's strategy, operations, management and plans. Under the programme in 2006, the Managing Director and/or Chief Financial Officer participated in regular one-on-one meetings and roadshows in Hong Kong as well as overseas.

10. BOARD COMMITTEES

The Corporate Governance Guidelines allocate the tasks of monitoring executive actions and assessing performance to certain governance-related Board Committees. All such committees have a majority of Independent non-executive Directors. In common with the Board, each Committee has access to independent advice and counsel as required and each is supported by the Company Secretary.

A. Audit Committee

Composition and Meetings Schedule

Hysan's Audit Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman and has a majority of Independent non-executive Directors. Its other members are Per Jorgensen (Independent non-executive Director) and Chien Lee (non-executive Director). All members have experience in reviewing or analysing audited financial statements of public companies or major organisations. The Audit Committee meets no less than twice a year. Meetings are also attended by invitation by the Managing Director and Chief Financial Officer. The Committee held two meetings in 2006 with 100% attendance.

Roles and Authority

Hysan believes that crucial to the effective functioning of an audit committee is a clear appreciation of the separate roles of management, the external auditors and Audit Committee members. Hysan management is responsible for selecting the appropriate accounting policies and the preparation of the financial statements. The external auditors are responsible for auditing and attesting to the Group's financial statements and evaluating the Group's system of internal control to the extent that they consider necessary to support their audit report. The Audit Committee, as the delegate of the full Board, is responsible for overseeing the entire process.

Activities and Report in 2006

Full details are set out in the "Audit Committee Report" on pages 70 and 71.

B. Emoluments Review Committee

Composition and Meetings Schedule

The Group set up an Emoluments Review Committee in 1987 to review executive Director compensation. The Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman, with a majority of Independent non-executive Directors. Its current members are F.K. Hu, non-executive Director and Dr. Geoffrey M.T. Yeh, Independent non-executive Director. The Committee generally meets at least once every year. There was 100% attendance for the meeting held in 2006.

Role and Authority

Management makes recommendations to the Committee on Hysan's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. No Director or any of his associates is involved in deciding his own remuneration.

Activities and Report in 2006

Full details are set out in the "Directors' Remuneration and Interests Report" on pages 63 to 69.

C. Nomination Committee

Composition

In March 2005, the Board established a Nomination Committee, which is chaired by Peter T.C. Lee, Chairman of the Board, and its other members are Sir David Akers-Jones, Independent non-executive Deputy Chairman, and Dr. Geoffrey M.T. Yeh, Independent non-executive Director. The Committee meets when considered appropriate.

Role and Authority

The Committee has the responsibility of nominating for Board approval candidates to fill Board vacancies as and when they arise and of evaluating the balance of skills, knowledge and experience of the Board.

Directors' Report

The Directors submit their report together with the audited financial statements for the year ended 31 December 2006, which were approved by the Board of Directors on 6 March 2007.

PRINCIPAL ACTIVITIES

The principal activities of the Group continued throughout 2006 to be property investment, management and development. Details of the Group's associates and principal subsidiaries at 31 December 2006 are set out in notes 18 and 38 respectively to the financial statements.

An analysis of Group's turnover is set out in note 6 to the financial statements. As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided. A detailed review of the development of the business of the Group during the year, and likely future developments, is set out in Chairman's Statement and Management's Discussion and Analysis of the Annual Report.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2006 are set out in the consolidated income statement on page 74.

An interim dividend of HK10 cents per share amounting to HK$105,460,624 was paid to shareholders during the year.

The Board of Directors recommends the payment of a final dividend of HK40 cents per share with a scrip alternative to the shareholders on the register of members on 8 May 2007, absorbing HK$422,054,964. The ordinary dividends proposed and paid in respect of the full year 2006 will absorb HK$527,515,588, the balance of the profit will be retained.

RESERVES

Movements during the year in the reserves of the Group and the Company are set out in the consolidated statement of changes in equity on pages 78 and 79 and note 30 to the financial statements respectively.

INVESTMENT PROPERTIES

All of the Group's investment properties were revalued by an independent professional valuer at 31 December 2006. The revaluation resulted in a surplus as compared to carrying amount of HK$2,575,610,978 and is recognised in the consolidated income statement.

Details of movements during the year in the investment properties of the Group and the Company are set out in note 14 to the financial statements.

Details of the major investment properties of the Group at 31 December 2006 are set out in the section under "Schedule of Principal Properties" of the Annual Report.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 15 to the financial statements.

SHARE CAPITAL

During the year, the Company issued a total of 1,876,568 ordinary shares. Details of movements in the share capital of the Company are set out in note 29 to the financial statements.

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance and, save as otherwise stated and explained in the Corporate Governance Report, has complied throughout the year with the code provisions of the Code on Corporate Governance Practice (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Further information on the Company's corporate governance practices is set out in the following separate reports:

(a) "Corporate Governance Report" (page 44) – it gives detailed information on the Company's compliance with the Code, and adoption of local and international best practices;

(b) "Directors' Remuneration and Interests Report" (page 63) – it gives detailed information of Directors' remuneration and interests (including information on Director's compensation, service contracts, Directors' interests in shares; contracts and competing business);

CORPORATE GOVERNANCE *continued*

(c) "Audit Committee Report" (page 70) – it sets out terms of reference, work performed and findings of the Audit Committee for the review year;

(d) "Report on Internal Control and Risk Management" (page 36) – it sets out the Company's framework on internal control and risks assessment including methodology, control activities, work done during the year and further steps to be done;

(e) "Corporate Responsibility Report" – it sets out the Company's corporate values and Corporate Responsibility Policy underlying its commitment to maintaining a high standard of corporate governance.

THE BOARD

The Board currently comprises Peter T.C. Lee, Chairman, Michael T.H. Lee, Managing Director and Pauline W.L. Yu Wong, Executive Director and eight other non-executive Directors. Sir David Akers-Jones acts as the Independent non-executive Deputy Chairman, also chairing the corporate governance committees, namely, the Audit Committee and Emoluments Review Committee. The biographies of the Directors as at the date of this Report appear on pages 41 and 42.

Under the Company's current Articles of Association, one-third (or such other number as may be required under applicable legislation) of the Directors; and where the applicable number is not an integral number, to be rounded upwards, who have been longest in office shall retire from office by rotation. Details on Board changes effective as from the conclusion of the forthcoming Annual General Meeting ("AGM") including particulars of Directors seeking re-election at the AGM are set out in the accompanying circular to shareholders.

On 12 April 2006, Timothy John Smith was appointed as alternate Director for Per Jorgensen in place of Charles Gary Wellins. Save as the aforesaid, Raymond Liang-ming Hu, Li Kam Wing and V-nee Yeh served as alternate Directors throughout the year.

The Company has received from each Independent non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company considered all of them to be independent.

DIRECTORS' INTERESTS IN SHARES

Details of Directors' interests in shares of the Company are set out in Directors' Remuneration and Interests Report on pages 63 to 69.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES

As at 31 December 2006, the interests or short positions of Substantial Shareholders and Other Persons of the Company, in the shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance ("SFO"), or as otherwise notified to the Company, were as follows:

Aggregate long positions in shares and underlying shares of the Company

Name	Capacity	No. of ordinary shares held	% of the issued share capital*
Lee Hysan Estate Company, Limited	Beneficial owner and interests of controlled corporations	433,130,735 *(Note 1)*	41.05
Lee Hysan Company Limited	Interests of controlled corporations	433,130,735 *(Note 1)*	41.05

* The percentages have been compiled based on the total number of shares of the Company in issue as at 31 December 2006 (i.e. 1,055,137,409 ordinary shares).

Note: (1) These interests represent the same block of shares of the Company. 270,118,724 shares were held by Lee Hysan Estate Company, Limited ("LHE") and 163,012,011 shares were held by certain subsidiaries of LHE. LHE is a wholly-owned subsidiary of Lee Hysan Company Limited.

Apart from the above, no other interest or short position in the shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO as at 31 December 2006.

RELATED PARTY TRANSACTIONS

The Group entered into certain transactions with parties regarded as "Related Parties" under applicable accounting principles. These mainly relate to contracts entered into by the Group in the ordinary course of business, which contracts were negotiated on normal commercial terms and on an arm's length basis. Further details are set out in note 36 to the financial statements.

Some of these transactions also constitute "Continuing Connected Transactions" under the Listing Rules, as identified below.

CONTINUING CONNECTED TRANSACTIONS

Certain transactions entered into by the Group constituted continuing connected transactions (the "Transactions") under the Listing Rules. Details of the Transactions are set out as follows:

I. Lease granted by the Group

(a) *Lee Gardens Two, 28 Yun Ping Road, Hong Kong ("Lee Gardens Two")*

The following lease arrangements were entered into by Barrowgate Limited, a 65.36% subsidiary of the Company and property owner of Lee Gardens Two, as landlord with the following connected persons:

Connected person	Date of agreement	Terms	Premises	Annual consideration *(Note 1)*
(i) Jebsen and Company Limited *(Note 2)*	10 September 2003	4 years commencing from 1 September 2003	Office units at 28th to 31st Floors	2006: HK$14,138,718 2007: HK$ 9,572,328 (on pro rata basis)
(ii) Hang Seng Bank Limited *(Note 2)*	3 September 2004	2 years and 16 days commencing from 15 September 2004	Shop units at Ground Floor and Basement	2006: HK$ 7,377,192 (on pro rata basis)
(iii) Hang Seng Bank Limited	7 June 2006 *(Note 3)*	3 years commencing from 1 October 2006	Shop units at Ground Floor and Lower Ground Floor	2006: HK$ 3,296,994 (on pro rata basis) 2007: HK$13,267,560 2008: HK$13,267,560 2009: HK$ 9,950,670 (on pro rata basis)
(iv) MF Jebsen International Limited *(Note 4)*	23 April 2004 and a Supplemental Deed of 12 July 2004	4 years commencing from 1 February 2004 and 3 years and 7 months commencing from 1 July 2004	Office units at 24th and 25th Floors	2006: HK$ 6,286,699 2007: HK$ 6,596,532 2008: HK$ 549,711 (on pro rata basis)
(v) Chickeeduck Retail (Hong Kong) Limited *(Note 5)*	18 December 2003	3 years commencing from 7 November 2003	Shop units on the Second Floor	2006: HK$ 1,115,900 (on pro rata basis)

CONTINUING CONNECTED TRANSACTIONS *continued*

I. Lease granted by the Group *continued*

(b) Bamboo Grove, 74-86 Kennedy Road, Hong Kong ("Bamboo Grove")

The following leases were entered into by Kwong Wan Realty Limited, a wholly-owned subsidiary of the Company and property owner of Bamboo Grove as landlord, with Lee Hysan Estate Company, Limited ("Lee Hysan Estate"), a substantial shareholder of the Company (holding 41.05% interest) and Atlas Corporate Management Limited, a wholly-owned subsidiary of Lee Hysan Estate. Details of the leases are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration *(Note 1)*
(i) Lee Hysan Estate Company, Limited *(Note 6)*	12 January 2004	2 years commencing from 16 January 2004	An apartment and 2 carparking spaces	2006: HK$ 52,011 (on pro rata basis)
(ii) Lee Hysan Estate Company, Limited	9 November 2005	2 years commencing from 1 November 2005	An apartment and 1 carparking space	2006: HK$2,644,800 *(Note 7)*
(iii) Atlas Corporate Management Limited *(Note 8)*	14 December 2005 (Formal tenancy agreement executed on 5 January 2006)	2 years commencing from 16 January 2006	An apartment and 2 carparking spaces	2006: HK$1,706,575 (on pro rata basis) *(Note 9)*

(c) One Hysan Avenue, Causeway Bay, Hong Kong

The following lease arrangement was entered into by OHA Property Company Limited, a wholly-owned subsidiary of the Company and property owner of One Hysan Avenue, with Atlas Corporate Management Limited. Details of the lease are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration *(Note 1)*
Atlas Corporate Management Limited	9 November 2005	3 years commencing from 1 November 2005	Whole of 21st Floor	2006: HK$1,378,518 2007: HK$1,397,664 2008: HK$1,164,720 (on pro rata basis)

II. Provision of leasing and property management services to a non-wholly-owned subsidiary regarding Lee Gardens Two

The following management agreements were entered into by Hysan Leasing Company Limited and Hysan Property Management Limited, both being wholly-owned subsidiaries of the Company, with Barrowgate Limited for the provision of services to Lee Gardens Two, including (i) leasing, marketing and lease administration services; and (ii) property management services:

Connected person	Date of agreement	Terms	Premises	Annual consideration
Barrowgate Limited	25 February 2004 and a Supplemental Appointment Letter of 19 July 2004	3 years commencing from 1 April 2004 (renewable for a further 3 years)	Whole premise of Lee Gardens Two	HK$13,667,068 (i) and HK$2,224,452 (ii) *(Note 10)*

CONTINUING CONNECTED TRANSACTIONS *continued*

Notes:

(1) The annual consideration are based on current rates of rental and operating charges and (for retail premises) promotional levies for each of the relevant financial years. The rental and operating charges and promotional levies (as the case may be) are payable monthly in advance.

(2) Jebsen and Company Limited and Hang Seng Bank Limited are beneficial substantial shareholders of Barrowgate Limited having equity interest of 10% and 24.64% respectively in Barrowgate Limited.

(3) This is a renewal of the lease mentioned under I(a)(ii) above.

(4) MF Jebsen International Limited is considered a connected person by virtue of its being a company controlled by an associate of a non-executive Director of the Company.

(5) Chickeeduck Retail (Hong Kong) Limited is considered a connected person by virtue of its being a company controlled by an associate of a non-executive Director of the Company. The lease expired on 6 November 2006 and was not renewed.

(6) The lease expired on 15 January 2006. A new lease for the same premise was entered by Atlas Corporate Management Limited (see I(b)(iii) for details).

(7) The monthly management fees were revised with effect from 1 January 2007 while the rental remained unchanged. The annual consideration based on current rates for the rental and management fees for the financial year of 2007 in relation to the remaining term of the lease is HK$2,221,900.

(8) This is a new lease of the same premise mentioned in I(b)(i) above.

(9) The monthly management fees were revised with effect from 1 January 2007 while the rental remained unchanged. The annual consideration based on current rates for the rental and management fees for each of the financial year of 2007 and 2008 in relation to the remaining term of the lease are HK$1,792,920 and HK$72,295 respectively.

(10) These represent the actual considerations for the year ended 31 December 2006, calculated on the basis of the fee schedules as prescribed in the respective management agreements.

All the Transactions were entered in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

Announcements were published regarding the Transactions (other than that referred to in section I(a)(v)) in accordance with the Listing Rules. The Stock Exchange has granted a waiver for the Transactions referred to in section I(a)(iv) and section II above by virtue of Rule 14A.42 from strict compliance with the requirements of Rules 14A.35, 14A.45 to 14A.47 of the Listing Rules on condition that details of the Transactions be included in the Company's subsequent published annual report for financial years in which the relevant Transactions are subsisting.

Pursuant to Rule 14A.38 of the Listing Rules, the Board of Directors engaged the auditors of the Company to perform certain agreed upon procedures in respect of the Transactions of the Group to assist the Directors to evaluate whether the Transactions:

1. have received the approval from the Board of Directors;

2. were in accordance with the pricing policies of the Company where the Transactions involve provision of goods and services by the Company;

3. have been entered into in accordance with the agreement governing such Transactions; and

4. have not exceeded the cap stated in the relevant announcements.

CONTINUING CONNECTED TRANSACTIONS *continued*

The auditors have reported their factual findings on these procedures to the Board of Directors that the samples the auditors selected for the Transactions were in agreement in respect of items 1, 3 & 4 above and that according to the samples the auditors selected, in respect of item 2, the rent charged to the connected persons were either the same or fall within or slightly above the range of rental offered to independent third parties. All Independent non-executive Directors of the Company have reviewed the Transactions and the report of the auditors and confirmed that the respective contracts and terms of the Transactions are:

1. in the ordinary and usual course of business of the Company;

2. on normal commercial terms; and

3. in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the commercial interests of the Group as a whole.

INTEREST IN CONTRACTS OF SIGNIFICANCE

The lease arrangement between Barrowgate Limited, a non-wholly-owned subsidiary, and Jebsen and Company Limited also constitutes a contract of significance due to the annual consideration of the lease having a percentage ratio of 1.1% from the calculation of the revenue test (the percentage ratio for assets ratio and consideration ratio are 0.04% and 0.07% respectively). Details of the transaction are set out under I (a)(i) of Continuing Connected Transactions.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate turnover attributable to the Group's five largest customers was less than 30% of total turnover.

Details of the Group's transactions with its major suppliers during the year are set out below:

	Percentage of the Group's total purchases
The largest supplier	16%
Five largest suppliers in aggregate	32%

Save otherwise disclosed, no Director, their associates or shareholders (which to the knowledge of the Directors own more than 5% of the Company's issued share capital) were interested, at any time during the year, in the Group's five largest suppliers.

PURCHASES, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed amount of public float during the year and up to the date of this report as required under the Listing Rules.

DONATIONS

During the year, the Group made donations totalling HK$1,693,790 for charitable and non-profit-making organisations.

AUDITORS

A resolution for the re-appointment of Messrs. Deloitte Touche Tohmatsu as auditors of the Company is to be proposed at the forthcoming AGM.

By order of the Board
Peter T.C. Lee
Chairman

Hong Kong, 6 March 2007

Directors' Remuneration and Interests Report

DIRECTOR COMPENSATION

Executive Director emoluments

The Board first established the Emoluments Review Committee in 1987 to review and determine the remuneration of executive Directors.

The Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman, and has a majority of Independent non-executive Directors. Its other members are F.K. Hu and Dr. Geoffrey M.T. Yeh (Independent non-executive Director).

Management makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. On matters other than those concerning him, the Chairman or Managing Director may be invited to Committee meetings. No Director is involved in deciding his own remuneration.

The Group's remuneration policy seeks to provide a fair market remuneration in a form and value to attract, retain and motivate high quality staff and at the same time to reflect the importance of aligning awards with shareholder interests. Remuneration packages are set at levels to ensure comparability and competitiveness with Hong Kong-based companies competing within a similar talent pool, with particular emphasis on the property industry. Independent professional advice will be sought to supplement internal resources where appropriate.

Following a review completed in November 2003 by the Committee, the Company has developed a policy that involves top management (the Chairman and Managing Director) having a remuneration package consisting of several remuneration components. The fixed part of the package is a combination of basic salary and benefits. The proportion of performance -based compensation has been increased under this new structure. In addition, there are arrangements for a long-term incentive plan. The new levels of remuneration, taking effect as from December 2003, reflected comparator market information and advice from independent consultants (Watson Wyatt Hong Kong Limited). Such salary levels would be reviewed by the Committee on an annual basis.

The Committee met in March 2006 to review the executive Director compensation packages. There was 100% attendance without any executive Director presence. Details are set out in note 7 to the financial statements. The most recent meeting of the Committee was held in March 2007 to review executive Director compensation packages.

Details of Directors' (including individual executive Directors) emoluments and options are set out in notes 7 and 37 respectively to the financial statements.

Non-executive Director emoluments

The Directors' fees are subject to shareholder approval at general meeting. The non-executive Directors (including the Independent non-executive Directors) received fees totalling HK$1,100,000 and the Independent non-executive Deputy Chairman received a total annual fee of HK$230,000 for 2006 (Please refer to note 7 to the financial statements).

Taking into consideration the level of responsibility, experience and abilities required of the Directors, and fees offered for similar positions in comparable companies, new levels of Directors' fees were reviewed and approved at the AGM held on 10 May 2005:

	Per annum HK$
Board of Directors	
Chairman	140,000
Deputy Chairman	120,000
Director	100,000
Audit Committee	
Chairman	60,000
Member	30,000
Other Committees	
Chairman	30,000
Member	20,000

DIRECTOR COMPENSATION *continued*

Non-executive Director emoluments *continued*

The non-executive Directors received no other compensation from the Group except for the fees disclosed above.

None of the non-executive Directors receive any pension benefits from the Company, nor do they participate in any bonus or incentive scheme.

Long-term incentives: Share Option Schemes

The Company has granted options under two executive share option schemes. The purpose of both schemes was to strengthen the link between individual staff and shareholder interests. The power of grant to executive Directors is vested in the Emoluments Review Committee and endorsed by all Independent non-executive Directors as required under the Listing Rules. As approved by the Board, either the Chairman or the Managing Director may make grants to management staff below executive Director level.

Key terms of the share option schemes of the Company are summarised as follows:

The 1995 Share Option Scheme ("the 1995 Scheme")

The 1995 scheme was approved by shareholders on 28 April 1995 and had a term of 10 years. It expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

As at 31 December 2006, shares issuable under options granted under the 1995 scheme was 1,751,333, representing less than 0.17% of the issued share capital of the Company.

The maximum entitlement of each participant is substantially below the limit set out under the scheme rules (being 25% of the maximum number of shares in respect of which options may at any time be granted under the 1995 Scheme). The exercise price was initially fixed at 80% of the average of the closing prices of the shares on the Stock Exchange for the 20 trading days immediately preceding the date of grant or the nominal value of a share whichever is the greater. The exercise price for options granted after 1 September 2001 was amended to comply with amendments to the Listing Rules. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

Grants made prior to 8 March 2005 are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue.

The 2005 Share Option Scheme ("the 2005 Scheme")

The Company adopted a new share option scheme (the "2005 Scheme" and together with the 1995 Scheme are referred to as "the Schemes") at the AGM held on 10 May 2005, which has a term of 10 years and will expire on 9 May 2015.

The maximum number of shares in respect of which options may be granted under the 2005 Scheme and any other share option scheme of the Company shall not exceed such number of shares as required under the Listing Rules, currently being 10% of the shares in issue (being 104,996,365 shares) as at 10 May 2005, the date of the AGM approving the 2005 Scheme. Under the Listing Rules, a listed issuer may seek approval by its shareholders in general meetings for "refreshing" the 10% limit under the scheme. The limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2005 Scheme and any other share option scheme of the Company must not exceed 30% of the shares in issue from time to time (or such number of shares as required under the Listing Rules). No options may be granted if such grant will result in this 30% limit being exceeded.

The maximum entitlement of each participant under the 2005 Scheme must not during any 12-month period exceed such number of shares as required under the Listing Rules (which is 1% of the total shares in issue as at the date of shareholders' approval). The exercise price shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the shares. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

DIRECTOR COMPENSATION *continued*

Long-term incentives: Share Option Schemes *continued*

Grant and vesting structures

With effect from 8 March 2005, the Board has approved a new grant and vesting structure. Grants will be made on a periodic basis. Vesting period is three years in equal proportion. Size of grant will be determined by reference to base salary multiple and job grades. A clear performance criterion will be a key driver. The Board will review the grant and vesting structures from time to time.

Grant movements during the year

During the year, a total of 659,000 shares options were granted under the 2005 Scheme.

As at 31 December 2006, an aggregate of 2,830,333 shares are issuable under options granted under the Schemes, representing approximately 0.27% of the issued share capital of the Company.

As at the date of this Report, 99,277,765 shares are issuable under the Schemes, regarding options granted which remain unexercised and options to be granted under the 2005 Scheme, representing 9.41% of the issued share capital.

Details of options granted and outstanding under the Schemes during the year are as follows:

			Changes during the year					
Name	Balance as at 1.1.2006	Date of grant	Granted	Exercised	Cancelled/ lapsed	Balance as at 31.12.2006	Exercise price HK$	Exercise period
1995 Scheme								
Executive Director								
Peter T.C. Lee *(Note 1)*	1,350,000	7.1.1999	Nil	Nil	Nil	1,350,000	9.22	7.1.2001 – 6.1.2009
Eligible employees *(Note 2)*	535,000	30.3.2005	Nil	128,267 *(Note 4)*	5,400 *(Note 5)*	401,333	15.85	30.3.2005 – 29.3.2015
2005 Scheme								
Executive Director								
Michael T.H. Lee *(Note 3)*	240,000	10.5.2005	Nil	Nil	Nil	240,000	16.60	10.5.2005 – 9.5.2015
	Nil	30.3.2006	188,000	Nil	Nil	188,000	22.00 *(Note 7)*	30.3.2006 – 29.3.2016
Eligible employees *(Note 2)*	144,000	9.8.2005	Nil	48,000 *(Note 6)*	Nil	96,000	18.79	9.8.2005 – 8.8.2015
	120,000	12.10.2005	Nil	Nil	Nil	120,000	18.21	12.10.2005 – 11.10.2015
	Nil	30.3.2006	361,000	Nil	36,000 *(Note 5)*	325,000	22.00 *(Note 7)*	30.3.2006 – 29.3.2016
	Nil	26.6.2006	110,000	Nil	Nil	110,000	20.11 *(Note 8)*	26.6.2006 – 25.6.2016
	2,389,000		659,000	176,267	41,400	2,830,333		

DIRECTOR COMPENSATION *continued*

Long-term incentives: Share Option Schemes *continued*

Grant movements during the year continued

Notes:

(1) Options granted to Peter T.C. Lee were under the 1995 Scheme with a holding period of 2 years and a vesting period of 5 years.

(2) Eligible Employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance. The options granted under the Schemes have vesting periods of 3 years in equal proportions.

(3) Options granted to Michael T. H. Lee were under the 2005 Scheme with a vesting period of 3 years in equal proportions.

(4) The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$22.09.

(5) These options lapsed during the year upon the resignation of certain Eligible Employees.

(6) The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$21.00.

(7) The closing price of the shares of the Company immediately before the date of grant (as of 29 March 2006) was HK$22.45.

(8) The closing price of the shares of the Company immediately before the date of grant (as of 23 June 2006) was HK$20.25.

Apart from the above, the Company had not granted any share option under the Schemes to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

Particulars of the Company's share option schemes are set out in note 37 to the financial statements.

Value of share options

Pursuant to Rule 17.08 of the Listing Rules, the value of the share options granted during the year is as follows to be expensed through the Group's income statement over the three-year vesting period of the options.

The Company has used the Black-Scholes option pricing model (the "Model") to value the share options granted during the year. The Model is one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

Details of the fair values of share options determined at the date of grant using the Model with significant variables and assumptions are as follows:

	Date of grant	
	30.3.2006	26.6.2006
Closing share price at the date of grant	HK$22.00	HK$20.00
Risk free rate *(Note 1)*	4.539%	4.915%
Expected life of option *(Note 2)*	10 years (till 29 March 2016)	10 years (till 25 June 2016)
Expected volatility *(Note 3)*	27.04%	32.00%
Expected dividend per annum *(Note 4)*	HK$0.390	HK$0.392
Estimated fair values of options granted	HK$4,271,220	HK$859,247

DIRECTOR COMPENSATION *continued*

Long-term Incentives: Share Option Schemes *continued*

Value of share options continued

Notes:

(1) Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

(2) Expected life of option: being the period of 10 years commencing on the date of grant, adjusted based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

(3) Expected volatility: being the approximate historical volatility of closing prices of the share of the Company in the past one year immediately before the date of grant.

(4) Expected dividend per annum: being the approximate average annual cash dividend for the past five financial years.

SERVICE CONTRACTS

No Director proposed for re-election at the forthcoming AGM has a service contract with the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN SHARES

As at 31 December 2006, the interests and short positions of the Directors and Alternate Director in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code"), are set out below:

Aggregate long positions in shares and underlying shares of the Company

	No. of ordinary shares held					
Name	Personal interests	Family interests	Corporate interests	Other interests	Total	% of the issued share capital*
Peter T.C. Lee	2,000,000	–	–	–	2,000,000	0.190
Michael T.H. Lee	1,023,233	–	–	–	1,023,233	0.097
Fa-kuang Hu	–	–	255,012 *(Note 1)*	–	255,012	0.024
Hans Michael Jebsen	60,000	–	2,432,914 *(Note 2)*	–	2,492,914	0.236
Per Jorgensen	6,726	–	–	–	6,726	0.001
Chien Lee	850,000	–	–	–	850,000	0.081
Deanna Ruth Tak Yung Rudgard	1,871,600	–	–	–	1,871,600	0.177
Pauline Wah Ling Yu Wong	194,000	–	–	–	194,000	0.018
Geoffrey Meou-tsen Yeh	256,702	–	–	–	256,702	0.024
V-nee Yeh (alternate to Geoffrey Meou-tsen Yeh)	43,259	–	–	–	43,259	0.004

* *This percentage has been compiled based on the total number of shares of the Company in issue (i.e. 1,055,137,409 ordinary shares) as at 31 December 2006.*

DIRECTORS' INTERESTS IN SHARES *continued*

Aggregate long positions in shares and underlying shares of the Company *continued*

Notes:

(1) Such shares were held by a company which was wholly-owned by Fa-kuang Hu and he was deemed to have beneficial interests in all these shares.

(2) Such shares were held through a corporation in which Hans Michael Jebsen was a member entitled to exercise no less than one-third of the voting power at general meeting.

Certain executive Directors of the Company have been granted share options under the Company's Share Option Schemes (details are set out in the section headed "Long-term incentives: Share Options Schemes" above). These constitute interests in underlying shares of equity derivatives of the Company under the SFO.

Aggregate long positions in shares of associated corporations

Listed below are certain Directors' interests in the shares of Barrowgate Limited ("Barrowgate"), a 65.36% subsidiary of the Company, and Parallel Asia Engineering Company Limited ("PAECL"), a 25% associate of the Company.

	No. of ordinary shares held			
Name	Corporate interests	Other interests	Total	% of the issued share capital
Hans Michael Jebsen	1,000	–	1,000	10 *(Note 1)*
Fa-kuang Hu	–	5,000	5,000	50 *(Note 2)*
Raymond Liang-ming Hu (alternate to Fa-kuang Hu)	–	5,000	5,000	50 *(Note 2)*

Notes:

(1) Jebsen and Company Limited ("Jebsen and Company") held a 10% interest in the issued share capital in Barrowgate through a wholly-owned subsidiary. Hans Michael Jebsen was deemed to be interested in the shares of Barrowgate by virtue of being the controlling shareholder of Jebsen and Company.

(2) Ryoden Development Limited ("Ryoden Development") held a 50% interest in the issued share capital in PAECL through a wholly-owned subsidiary. Fa-kuang Hu and Raymond Liang-ming Hu were deemed to be interested in the shares of PAECL by virtue of their interests as a founder and/or beneficiaries of a discretionary trust which had an indirect controlling interest in Ryoden Development.

Apart from the above, no other interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations as at 31 December 2006 were recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Compliance of the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code")

The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as its own code of conduct regarding Director's securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standards set out in the Model Code throughout the review year.

DIRECTORS' INTERESTS IN CONTRACTS

During the review year, certain Directors are parties to contracts with the Group. These contracts constitute Related Party Transactions, Connected Transactions or Contracts of Significance under applicable accounting or regulatory rules (details are disclosed in the Directors' Report).

DIRECTORS' INTERESTS IN COMPETING BUSINESS

The Group is engaged principally in the property investment, development and management of high quality investment properties in Hong Kong. The following Directors (excluding Independent non-executive Directors) are considered to have interests in other activities ("Deemed Competing Business") that compete or are likely to compete with the said core business of the Group, all within the meaning of the Listing Rules.

For the reasons stated below, and coupled with the diligence of the Group's Independent non-executive Directors and the Audit Committee, the Group is capable of carrying on its business independent of and on an arm's length from the Deemed Competing Business.

(i) Peter T.C. Lee, Anthony H.P. Lee, Chien Lee, Michael T.H. Lee and Dr. Deanna R.T.Y. Rudgard are members of the founding Lee family whose range of general investment activities include property investments in Hong Kong and overseas. In light of the size and dominance of the portfolio of the Group, such disclosed Deemed Competing Business is considered immaterial.

(ii) F.K. Hu (and his alternate, Raymond L.M. Hu) are directors and have an indirect substantial interest in Designcase Limited and its subsidiaries, which are engaged in investment holding, property investment and development, property agency and management, project management in both the People's Republic of China and Hong Kong.

(iii) Hans Michael Jebsen (and his alternate, Li Kam Wing) hold the offices of directors in each of Jebsen and Company Limited and Jebsen China Services Limited (the "Companies") and some of their subsidiaries, of which their business activities include, inter alia, investment holding and property investment in both the People's Republic of China and Hong Kong. Mr. Jebsen is also a substantial shareholder of the Companies.

Mr. Jebsen is an independent non-executive director of The Wharf (Holdings) Limited whose business includes, inter alia, property investment, development and management in both the People's Republic of China and Hong Kong.

(iv) Chien Lee is an independent non-executive director of Swire Pacific Limited whose business includes, inter alia, property investment and trading in Hong Kong, Mainland China and USA.

The Company's management team is separate and independent from that of the companies identified in (ii), (iii) and (iv) above. In addition, save and except Peter T.C. Lee and Michael T.H. Lee, the relevant Directors have non-executive roles and are not involved in the Company's day-to-day operations and management.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 6 March 2007

Audit Committee Report

The Audit Committee has three members. It is chaired by the Independent non-executive Deputy Chairman, Sir David Akers-Jones. Under its terms of reference, the Committee oversees the Company's financial reporting process; it also reviews the Company's internal control and risk management system, its relationship with external auditors. The Committee presents a report to the Board on its findings after each Committee meeting.

The Committee held two meetings during 2006, on 6 March and 7 August. A meeting was also held on 5 March 2007 to consider the consolidated financial statements for the year ended 31 December 2006. All members attended the above meetings. Significant matters relating to financial statements and activities of the Group for the year ended 31 December 2006, as reviewed and discussed in the relevant meetings, include the following:

Financial reporting

In the process of financial reporting, management is responsible for the preparation of Group financial statements including the selection of suitable accounting policies. External auditors are responsible for auditing and attesting to Group financial statements and evaluating Group's system of internal control in such regard. The Committee oversees the respective work of management and external auditors to endorse the processes and safeguards employed by them.

- August 2006 : The Committee reviewed and recommended to the Board of Directors for approval the unaudited financial statements for the first six months of 2006, prior to public announcement and filing. The Committee received reports from and met with external auditors to discuss the scope of their review and findings. The Committee had discussions with management on significant judgments affecting Group's financial statements.

- March 2007 : The Committee reviewed and discussed with management and external auditors the 2006 consolidated financial statements included in the 2006 Annual Report, prior to public announcement and filing. The Committee received reports from and met with the external auditors to discuss the general scope of their audit work and findings, including their assessment of Group's internal control in this light. The Committee had discussions with management with regard to significant judgments affecting the Group financial statements. Based on these review and discussions, and the report of the external auditors, the Audit Committee recommended to the Board of Directors approval of the consolidated financial statements for the year ended 31 December 2006, with the Auditors' Report thereon.

Review of internal control and risk management systems

- March 2007 : The Committee reviewed the Group's internal control and risks management processes and is satisfied as to their effectiveness in managing risks. In doing so, the Committee has taken note of management's reports and an independent review performed by a reputable international accounting firm ("Independent Advisor"). The Committee also noted that the Independent Advisor had identified improvement areas aimed at further strengthening the Group's internal control system, which is a continual process. Management had confirmed to the Committee that all recommendations would be implemented in accordance with established timelines.

Relationship with external auditors

- March 2007 : The Committee reviewed and considered the terms of engagement of the external auditors including assessing their independence and objectivity. Factors considered include the arrangement for lead audit partner rotation, and the provision of non-audit services by the auditors. The Committee recommended to the Board that the shareholders be asked to re-appoint Deloitte Touche Tohmatsu as the Group's external auditors for 2007.

  The Committee noted that management had adopted the Auditor Services Policy prohibiting the engagement of external auditors to perform certain activities that would impair their independence or objectivity.

  In the year ended 31 December 2006, external auditors received a total fee of HK$2,128,550 (Audit Services: HK$1,620,000; Non-Audit Services HK$301,100; tax compliance: HK$207,450).

Members of the Audit Committee
David Akers-Jones *Chairman*
Per Jorgensen
Chien Lee

Hong Kong, 6 March 2007

Directors' Responsibilities for the Financial Statements

The Companies Ordinance requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of their respective profit or loss for the year then ended. In preparing the financial statements, the Directors are required to:

(a) select suitable accounting policies and apply them on a consistent basis, making judgments and estimates that are prudent, fair and reasonable;

(b) state the reasons for any significant departure from accounting standards; and

(c) prepare the financial statements on the going concern basis, unless it is not appropriate to presume that the Company and the Group will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and of the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Deloitte.
德勤

TO THE MEMBERS OF HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Hysan Development Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 74 to 120, which comprise the consolidated and Company's balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements
The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 6 March 2007

Consolidated Income Statement
For the year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
Turnover	6	1,268,115	1,249,796
Property expenses		(240,561)	(237,351)
Gross profit		1,027,554	1,012,445
Other income		147,089	38,327
Administrative expenses		(111,336)	(102,889)
Finance costs	9	(162,762)	(214,585)
Fair value changes on investment properties		2,575,611	4,226,005
Fair value changes on financial instruments		31,395	(24,777)
Net realised gain on disposal of available-for-sale investments		170,277	–
Share of results of associates	18	120,053	241,358
Profit before taxation		3,797,881	5,175,884
Taxation	10	(558,342)	(856,583)
Profit for the year	11	3,239,539	4,319,301
Attributable to:			
Equity holders of the parent		3,098,789	4,120,555
Minority interests		140,750	198,746
		3,239,539	4,319,301
Dividends	12		
Dividends paid		474,147	420,213
Dividends proposed		422,055	368,641
Earnings per share	13		
Basic		293.96 cents	391.87 cents
Diluted		293.70 cents	391.62 cents

Consolidated Balance Sheet

At 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
Non-current assets			
Investment properties	14	32,473,158	29,815,430
Property, plant and equipment	15	69,309	69,477
Prepaid lease payments	16	122,933	123,096
Investments in associates	18	443,569	333,514
Amount due from an associate	18	186,117	171,131
Available-for-sale investments	19	1,745,427	1,256,100
Derivative financial instruments	20	2,474	32,004
Other receivables	21	21,571	29,549
		35,064,558	31,830,301
Current assets			
Amount due from an associate	18	642,338	642,596
Derivative financial instruments	20	2,315	14,195
Accounts receivable and other receivables	21	158,831	102,273
Time deposits	22	381,971	1,401,230
Cash and bank balances	22	3,031	284
		1,188,486	2,160,578
Current liabilities			
Derivative financial instruments	20	39,495	64,057
Accounts payable and accruals	23	198,736	217,358
Rental deposits from tenants		102,418	121,604
Amounts due to minority shareholders	27	327,256	–
Advances from investees	25	54,060	54,068
Taxation payable		225,781	198,139
		947,746	655,226
Net current assets		240,740	1,505,352
Total assets less current liabilities		35,305,298	33,335,653
Non-current liabilities			
Borrowings	26	2,820,621	4,300,523
Derivative financial instruments	20	44,560	39,802
Amounts due to minority shareholders	27	–	327,256
Rental deposits from tenants		183,282	135,009
Deferred taxation	28	3,348,828	2,879,451
		6,397,291	7,682,041
Net assets		28,908,007	25,653,612

	Note	2006 HK$'000	2005 HK$'000
Capital and reserves			
Share capital	29	5,275,687	5,266,304
Reserves		22,552,019	19,400,992
Equity attributable to equity holders of the parent		27,827,706	24,667,296
Minority interests		1,080,301	986,316
		28,908,007	25,653,612

The consolidated financial statements on pages 74 to 120 were approved and authorised for issue by the Board of Directors on 6 March 2007 and are signed on its behalf by:

Peter T.C. Lee
Director

David Akers-Jones
Director

Balance Sheet
At 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
Non-current assets			
Investment properties	14	–	4,061,000
Property, plant and equipment	15	7,187	9,466
Investments in subsidiaries	17	5	5
Investments in associates	18	3	3
Available-for-sale investments	19	2,031	2,031
Other receivables	21	1,642	9,685
		10,868	4,082,190
Current assets			
Accounts receivable and other receivables	21	2,413	5,342
Amounts due from subsidiaries	24	13,016,557	7,949,195
Time deposits	22	46,545	1,189,010
Cash and bank balances	22	3,964	178
		13,069,479	9,143,725
Current liabilities			
Accounts payable and accruals	23	21,724	24,381
Rental deposits from tenants		27	15,162
Amounts due to subsidiaries	24	104,371	21,280
Taxation payable		68,024	83,220
		194,146	144,043
Net current assets		12,875,333	8,999,682
Total assets less current liabilities		12,886,201	13,081,872
Non-current liabilities			
Rental deposits from tenants		–	5,969
Deferred taxation	28	161	490,077
		161	496,046
Net assets		12,886,040	12,585,826
Capital and reserves			
Share capital	29	5,275,687	5,266,304
Reserves	30	7,610,353	7,319,522
		12,886,040	12,585,826

The financial statements on pages 74 to 120 were approved and authorised for issue by the Board of Directors on 6 March 2007 and are signed on its behalf by:

Peter T.C. Lee
Director

David Akers-Jones
Director

Consolidated Statement of Changes in Equity

For the year ended 31 December 2006

	Attributable to equity holders of the parent				
	Share capital HK$'000	Share premium HK$'000	Employee share-based compensation reserve HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000
At 1 January 2005	5,249,818	1,380,278	–	540,781	10,737
Fair value changes on available-for-sale investments	–	–	–	255,473	–
Surplus on revaluation of buildings for own use	–	–	–	–	1,256
Share of reserve of an associate	–	–	–	–	–
Exchange differences on translation of an overseas associate	–	–	–	–	–
Net gain on cash flow hedges	–	–	–	–	–
Deferred taxation arising on revaluation of properties	–	–	–	–	(220)
Net income recognised directly in equity	–	–	–	255,473	1,036
Release of revaluation surplus on disposal of land and buildings	–	–	–	–	(10,508)
Profit for the year	–	–	–	–	–
Total recognised income and expenses for the year	–	–	–	255,473	(9,472)
Issue of shares pursuant to scrip dividend scheme	16,486	–	–	–	–
Premium on issue of shares pursuant to scrip dividend scheme	–	40,186	–	–	–
Share issue expenses	–	(40)	–	–	–
Recognition of equity-settled share-based payments	–	–	2,171	–	–
Final dividend for 2004 distributed	–	–	–	–	–
Interim dividend for 2005 distributed	–	–	–	–	–
Dividend for 2005 declared	–	–	–	–	–
At 31 December 2005	5,266,304	1,420,424	2,171	796,254	1,265
Fair value changes on available-for-sale investments	–	–	–	686,782	–
Surplus on revaluation of buildings for own use	–	–	–	–	1,565
Share of reserve of an associate	–	–	–	–	–
Exchange differences on translation of an overseas associate	–	–	–	–	–
Net loss on cash flow hedges	–	–	–	–	–
Deferred taxation arising on revaluation of properties	–	–	–	–	(274)
Net income recognised directly in equity	–	–	–	686,782	1,291
Transfer to profit and loss on disposal of available-for-sale investments	–	–	–	(170,277)	–
Profit for the year	–	–	–	–	–
Total recognised income and expenses for the year	–	–	–	516,505	1,291
Issue of shares pursuant to scrip dividend scheme	8,502	–	–	–	–
Premium on issue of shares pursuant to scrip dividend scheme	–	29,841	–	–	–
Exercise of share options	881	–	–	–	–
Premium on issue of shares on exercise of share options	–	3,031	(978)	–	–
Share issue expenses	–	(32)	–	–	–
Recognition of equity-settled share-based payments	–	–	4,382	–	–
Share options lapsed during the year	–	–	(13)	–	–
Final dividend for 2005 distributed	–	–	–	–	–
Interim dividend for 2006 distributed	–	–	–	–	–
Dividend for 2006 declared	–	–	–	–	–
At 31 December 2006	5,275,687	1,453,264	5,562	1,312,759	2,556

Attributable to equity holders of the parent								
Hedging reserve HK$'000	Translation reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
(32,720)	(7,379)	154,995	100,000	314,989	12,869,747	20,581,246	830,870	21,412,116
–	–	–	–	–	–	255,473	–	255,473
–	–	–	–	–	–	1,256	–	1,256
–	212	–	–	–	–	212	–	212
–	2,532	–	–	–	–	2,532	–	2,532
67,652	–	–	–	–	–	67,652	–	67,652
–	–	–	–	–	–	(220)	–	(220)
67,652	2,744	–	–	–	–	326,905	–	326,905
–	–	–	–	–	10,508	–	–	–
–	–	–	–	–	4,120,555	4,120,555	198,746	4,319,301
67,652	2,744	–	–	–	4,131,063	4,447,460	198,746	4,646,206
–	–	–	–	–	–	16,486	–	16,486
–	–	–	–	–	–	40,186	–	40,186
–	–	–	–	–	–	(40)	–	(40)
–	–	–	–	–	–	2,171	–	2,171
–	–	–	–	(314,989)	–	(314,989)	–	(314,989)
–	–	–	–	(105,224)	–	(105,224)	(43,300)	(148,524)
–	–	–	–	473,865	(473,865)	–	–	–
34,932	(4,635)	154,995	100,000	368,641	16,526,945	24,667,296	986,316	25,653,612
–	–	–	–	–	–	686,782	–	686,782
–	–	–	–	–	–	1,565	–	1,565
–	286	–	–	–	–	286	–	286
–	4,702	–	–	–	–	4,702	–	4,702
(32,643)	–	–	–	–	–	(32,643)	–	(32,643)
–	–	–	–	–	–	(274)	–	(274)
(32,643)	4,988	–	–	–	–	660,418	–	660,418
–	–	–	–	–	–	(170,277)	–	(170,277)
–	–	–	–	–	3,098,789	3,098,789	140,750	3,239,539
(32,643)	4,988	–	–	–	3,098,789	3,588,930	140,750	3,729,680
–	–	–	–	–	–	8,502	–	8,502
–	–	–	–	–	–	29,841	–	29,841
–	–	–	–	–	–	881	–	881
–	–	–	–	–	–	2,053	–	2,053
–	–	–	–	–	–	(32)	–	(32)
–	–	–	–	–	–	4,382	–	4,382
–	–	–	–	–	13	–	–	–
–	–	–	–	(368,641)	(45)	(368,686)	–	(368,686)
–	–	–	–	(105,461)	–	(105,461)	(46,765)	(152,226)
–	–	–	–	527,516	(527,516)	–	–	–
2,289	353	154,995	100,000	422,055	19,098,186	27,827,706	1,080,301	28,908,007

Consolidated Cash Flow Statement

For the year ended 31 December 2006

	Note	2006 HK$'000	2005 HK$'000
Operating activities			
Profit before taxation		3,797,881	5,175,884
Adjustments for:			
Finance costs		162,762	214,585
Share of results of associates		(120,053)	(241,358)
Interest income		(18,075)	(2,914)
Dividend income		(41,101)	(33,714)
Depreciation		6,738	5,787
Amortisation of prepaid lease payments		163	163
Share-based payment		4,382	2,171
Loss on disposal of property, plant and equipment		432	9
Revaluation deficit (reversal of revaluation deficit) on building for own use		58	(65)
Fair value changes on investment properties		(2,575,611)	(4,226,005)
Fair value changes on financial instruments		(31,395)	24,777
Net realised gain on disposal of available-for-sale investments		(170,277)	–
Recovery of a loan to an associate		(87,043)	–
Operating cash flows before movements in working capital		928,861	919,320
Decrease in accounts receivable and other receivables		28,370	15,991
(Decrease)/increase in accounts payable and accruals		(6,920)	6,036
Increase in rental deposits from tenants		29,087	10,527
Cash generated from operations		979,398	951,874
Hong Kong profits tax paid		(61,597)	(111,418)
Net cash from operating activities		917,801	840,456
Investing activities			
Interest received		22,983	2,228
Dividends received from available-for-sale investments		37,376	30,564
Additions to available-for-sale investments		(92,240)	–
Additions to property, plant and equipment		(5,555)	(6,811)
Additions to investment properties		(81,465)	(370,387)
Proceeds on disposal of available-for-sale investments		187,465	–
Proceeds on disposal of property, plant and equipment		60	–
Proceeds on disposal of investment properties		1,491	41,569
Repayment from associates		258	–
Repayment from investees		18,562	17,390
Recovery of a loan to an associate		87,043	–
Proceeds on disposal of subsidiaries	31	–	2,679,567
Net cash from investing activities		175,978	2,394,120

	2006 HK$'000	2005 HK$'000
Financing activities		
Share issue expenses	(32)	(40)
Interest paid	(135,359)	(188,181)
Bank charges	(7,379)	(10,079)
Medium Term Note Programme expenses	(1,083)	(972)
Other finance costs	–	(890)
Dividends paid	(435,696)	(363,539)
Dividends paid to minority shareholders of subsidiaries	(46,765)	(43,300)
New unsecured bank loans	–	10,000
Repayment of unsecured bank loans	(1,336,500)	(1,455,600)
Purchase of fixed rate notes	(150,411)	–
Net proceeds from issue of zero coupon notes	–	197,615
Proceeds on exercise of share options	2,934	–
Net cash used in financing activities	(2,110,291)	(1,854,986)
Net (decrease) increase in cash and cash equivalents	(1,016,512)	1,379,590
Cash and cash equivalents at 1 January	1,401,514	21,924
Cash and cash equivalents at 31 December	385,002	1,401,514
Analysis of the balances of cash and cash equivalents		
Time deposits	381,971	1,401,230
Cash and bank balances	3,031	284
	385,002	1,401,514

1. GENERAL

The Company is a public listed company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited. The addresses of the registered office and principal place of business of the Company are disclosed on inside back cover of the Annual Report.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The principal activities of the Company and its subsidiaries (the "Group") are property investment, management and development.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are either effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006. The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new standard, amendment or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new standard, amendment or interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Amendment)	Capital disclosures [1]
HKFRS 7	Financial instruments: Disclosures [1]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies [2]
HK(IFRIC) – INT 8	Scope of HKFRS 2 [3]
HK(IFRIC) – INT 9	Reassessment of Embedded Derivatives [4]
HK(IFRIC) – INT 10	Interim Financial Reporting and Impairment [5]
HK(IFRIC) – INT 11	HKFRS 2: Group and Treasury Share Transactions [6]

[1] Effective for accounting periods beginning on or after 1 January 2007.
[2] Effective for accounting periods beginning on or after 1 March 2006.
[3] Effective for accounting periods beginning on or after 1 May 2006.
[4] Effective for accounting periods beginning on or after 1 June 2006.
[5] Effective for accounting periods beginning on or after 1 November 2006.
[6] Effective for accounting periods beginning on or after 1 March 2007.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Basis of consolidation *continued*

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received during the year.

Investments in associates

The results, assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Property, plant and equipment

Property, plant and equipment are stated at cost/deemed cost or fair value less subsequent accumulated depreciation and accumulated impairment losses.

For leasehold land and building classified as an investment property under fair value model which is then transferred to owner-occupied property, the property interest is stated at a deemed cost equal to its fair value at the date of change in use.

Buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the balance sheet at their revalued amount, being the fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on revaluation of buildings is credited to the asset revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the consolidated income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the asset revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Depreciation is provided to write off the cost or fair value of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Prepaid lease payments

Prepaid lease payments of land under operating lease are charged to the consolidated income statement on straight-line basis over the lease terms.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases, including the leasehold interests in land, are charged to profit or loss on a straight -line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another Standard, in which case the impairment loss is treated as a revaluation decrease under that Standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at revalued amount under another Standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other Standard.

Retirement benefit costs

Payments to the Mandatory Provident Fund Scheme ("MPF Scheme") are charged as an expense when employees have rendered service entitling them to the contributions.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

Rental income is recognised on a straight-line basis over the relevant lease term.

Management fee income and security service income are recognised when services are rendered.

Dividend income from investments is recognised when the shareholders' right to receive dividend has been established.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified as one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise derivative financial instruments that are not designated as hedging instruments and are classified as held for trading.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are stated at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The fair value of a derivative financial instrument is classified as a non-current asset if the remaining maturity of the derivative contract is more than 12 months and as a current asset if the remaining maturity of the derivative contract is less than 12 months.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including accounts receivable and other receivables, bank balances, time deposits and amounts due from associates are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as such or not classified as loans and receivables and financial assets at fair value through profit or loss. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised to profit or loss. Impairment losses on available-for-sale equity investments will not reverse to profit or loss in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss comprise derivative financial instruments that are not designated as hedging instruments.

At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are stated at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The fair value of a derivative financial instrument is classified as a non-current liability if the remaining maturing of the derivative contract is more than 12 months and as a current liability if the remaining maturity of the derivative contract is less than 12 months.

Financial liabilities

Financial liabilities including borrowings, amounts due to minority shareholders, accounts payable and advances from investees are subsequently measured at amortised cost, using the effective interest method. In respect of the fixed rate notes, the carrying amounts are further adjusted for the gain or loss attributable to the hedged risk.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedging

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives to hedge its exposure against interest rate and foreign exchange rate fluctuation.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the combined contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Hedge accounting

The Group designates certain derivatives as hedging instruments as either fair value hedge or cash flow hedge.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to profit or loss from that date.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. For a hedge of the foreign currency risk of a firm commitment, when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting, the cumulative gain or loss that was deferred in equity from the period when the hedge was effective shall remain separately recognised in equity until the hedged risk affects profit or loss.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Equity-settled share-based payment transactions

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (Employee share-based compensation reserve).

At each balance sheet date, the Group revises its estimates of the number of options that are expected to ultimately vest. The impact of the revision of the estimates, if any, is recognised in profit or loss, with a corresponding adjustment to employee share-based compensation reserve.

At the time when the share options are exercised, the amount previously recognised in employee share-based compensation reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in employee share-based compensation reserve will be transferred to retained profits.

The Group has applied HKFRS 2 "Share-based payments" to share options granted on or after 1 January 2005. The above policy is applied to all equity-settled share-based payments that were granted after 7 November 2002 and vested after 1 January 2005. In relation to share options granted before 1 January 2005, the Group chooses not to apply HKFRS 2 with respect to share options granted on or before 7 November 2002 and vested before 1 January 2005, no amount has been recognised in the financial statements in respect of the other equity-settled shared-based payments.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies, which are described in note 3 above, management has made various estimates based on past experience, expectations of the future and other information. The key sources of estimation uncertainty that can significantly affect the amounts recognised in the financial statements are set out below.

Estimate of fair value of investment properties

As described in note 14, the investment properties were revalued at the balance sheet date on market value existing use basis by independent professional valuers. Such valuations were based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results. In making the judgement, the Group considers information from current prices in an active market for similar properties and uses assumptions that are mainly based on market conditions existing at each balance sheet date.

Fair values of financial instruments

Financial instruments such as interest rate, foreign exchange and equity derivative instruments are carried at the balance sheet at fair value. The best evidence of fair value is quoted prices in an active market, where quoted prices are not available for a particular financial instrument, the Group uses the market values determined by independent financial institutions or internal or external valuation models to estimate the fair value. The use of methodologies, models and assumptions in pricing and valuing these financial assets and liabilities is subjective and requires varying degrees of judgment by management, which may result in significantly different fair values and results. All significant financial valuation models are strictly controlled and regularly recalibrated and vetted.

5. FINANCIAL INSTRUMENTS

Financial risk management objectives and policies

The Group's major financial instruments include cash and bank balances, time deposits, accounts receivable, equity investments, amount due from an associate, other receivables, borrowings, accounts payable, amounts due to minority shareholders and derivative financial instruments. The Company's major financial instruments include cash and bank balances, time deposits, other receivables and amounts due from/to subsidiaries. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

(i) *Currency risk*

The Group aims to minimize its currency risk and does not speculate in currency movements. The majority of the Group's and the Company's assets by value are located and all rental income are derived in Hong Kong, and denominated in Hong Kong dollars. At year-end 2006, all of the Group's debts were denominated in Hong Kong dollars with the exception of the US$182 million 10-year fixed-rate notes. The Group has entered into appropriate hedging instruments to hedge against the potential currency risk (see note 20). Other than 10-year fixed rates notes which are exposed to currency risk, the Group has no other significant currency risk.

(ii) *Interest rate risk*

The Group manages its interest rate exposure based on interest rate level and outlook as well as potential impact on the Group's financial position arising from volatility. Interest rate swap is the hedging instrument most commonly used by the Group to manage the interest rate exposure (see note 20 for details). At year-end 2006, about 64.7% of the Group's gross debts were effectively on a floating rate basis. The ratio could change with changes to the interest rate trend going forward.

The Group's policy is to maintain the proportion of borrowings in fixed rates and floating rates within an appropriate range. Accordingly, the Group entered into (i) interest rate swaps to hedge the interest rate risk of these Group's floating borrowings including bank loans and floating rate notes; (ii) cross currency swaps to hedge the interest rate risk of certain of the Group's fixed rate notes.

5. FINANCIAL INSTRUMENTS *continued*

Financial risk management objectives and policies *continued*

(iii) *Other price risk*

The Group's available-for-sale investments in listed securities are measured at fair value at each balance sheet date with reference to the listed share price. Therefore, the Group is exposed to equity price risks and the management will monitor the price movements and take appropriate actions when it is required. As at 31 December 2006, the Group has entered equity derivatives to hedge the price risk arising from certain listed securities. The equity derivatives are not designated as hedging instrument and hence are measured at fair value through profit or loss.

Credit risk

The Group's and the Company's credit risks are primarily attributable to amount due from an associate, time deposits, rent receivable from tenants and counterparty financial obligations in derivative financial instrument. The Group's and the Company's maximum exposure to credit risk which will cause a financial loss to the Group and the Company due to failure to discharge an obligation by the counterparties and financial guarantees issued by the Group and the Company is arising from: (a) the carrying amount of the respective recognised financial assets as stated in the consolidated and Company's balance sheets; and (b) the amount disclosed in note 33 Contingent Liabilities.

The Group's and the Company's time deposits and bank balances are deposited with banks of high credit quality in Hong Kong and the Group and the Company has exposure limit to any single financial institution.

For rent receivable from tenants, credit checks are part of the normal leasing process and stringent monitoring procedures are in place to deal with overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts.

To mitigate counterparty risk, the Group enters into derivative contracts only with sound financial institutions with strong investment-grade credit ratings, limits exposure to each, and monitors each's rating regularly.

The Group and the Company have no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

Fair value

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to the published price quotations; the fair values of the club debentures have been determined by reference to the recent transaction prices of similar club debentures;

- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions; and

- the fair value of derivative instruments, are calculated using quoted prices from independent financial institutions. Where such prices are not available, the fair value of a non-option derivative is estimated using discounted cash flow analysis and the applicable yield curve. For an option derivative, the fair value is estimated using option pricing model (for example, the black-scholes model).

The directors consider that the carrying amounts of non-derivative financial assets and financial liabilities approximate their fair value, except for the carrying amount of US$182 million (approximate to HK$1,415 million) fixed rate notes (note 26(c)) with fair value of US$193 million (approximate to HK$1,504 million).

6. TURNOVER

	2006 HK$'000	2005 HK$'000
Turnover comprises:		
Gross rental income from investment properties	1,267,576	1,249,392
Management fee and security service income	539	404
	1,268,115	1,249,796

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

7. DIRECTORS' REMUNERATION

	2006 HK$'000	2005 HK$'000
Directors' fees	1,510	1,135
Other emoluments:		
Basic salaries, housing and other allowances	10,581	10,423
Bonus	2,485	2,499
Share-based payments *(note 37)*	1,171	524
Retirement benefits scheme contributions	251	233
	15,998	14,814

Remuneration paid or payable to each of the eleven (2005: twelve) Directors were as follows:

	For the year ended 31 December 2006					
	Directors' fees HK$'000 (Note)	Basic salaries, housing and other allowances HK$'000	Bonus HK$'000	Share-based payments HK$'000	Retirement benefits scheme contributions HK$'000	Total HK$'000
Executive Directors						
Peter T.C. Lee *(note a)*	190	4,213	1,213	–	12	5,628
Michael T.H. Lee *(note b)*	120	3,599	1,027	1,171	12	5,929
Pauline W.L. Yu Wong	100	2,769	245	–	227	3,341
Non-executive Directors						
Fa-kuang Hu	120	–	–	–	–	120
Hans Michael Jebsen	120	–	–	–	–	120
Anthony Hsien Pin Lee	130	–	–	–	–	130
Chien Lee	130	–	–	–	–	130
Dr. Deanna Ruth Tak Yung Rudgard	100	–	–	–	–	100
Independent non-executive Directors						
Sir David Akers-Jones	230	–	–	–	–	230
Per Jorgensen	130	–	–	–	–	130
Dr. Geoffrey Meou-tsen Yeh	140	–	–	–	–	140
	1,510	10,581	2,485	1,171	251	15,998

7. DIRECTORS' REMUNERATION *continued*

	For the year ended 31 December 2005					
	Directors' fees HK$'000 (Note)	Basic salaries, housing and other allowances HK$'000	Bonus HK$'000	Share-based payments HK$'000	Retirement benefits scheme contributions HK$'000	Total HK$'000
Executive Directors						
Peter T.C. Lee *(note a)*	136	4,146	1,200	–	12	5,494
Michael T.H. Lee *(note b)*	85	3,538	1,020	524	12	5,179
Pauline W.L. Yu Wong	75	2,739	279	–	209	3,302
Non-executive Directors						
Fa-kuang Hu	85	–	–	–	–	85
Hans Michael Jebsen	85	–	–	–	–	85
Anthony Hsien Pin Lee	90	–	–	–	–	90
Chien Lee	100	–	–	–	–	100
Dr. Deanna Ruth Tak Yung Rudgard	75	–	–	–	–	75
Independent non-executive Directors						
Sir David Akers-Jones	157	–	–	–	–	157
Per Jorgensen	100	–	–	–	–	100
Dr. Geoffrey Meou-tsen Yeh	95	–	–	–	–	95
David Muir Turnbull #	52	–	–	–	–	52
	1,135	10,423	2,499	524	233	14,814

David Muir Turnbull appointed as Independent non-executive Director on 11 May 2005 and resigned on 12 December 2005.

7. DIRECTORS' REMUNERATION *continued*

Notes:

Directors' fees breakdown of each of the Directors is set out below:

	Board HK$'000	Audit Committee HK$'000	Emoluments Review Committee HK$'000	Investment Committee HK$'000	Nomination Committee HK$'000	Total 2006 HK$'000	Total 2005 HK$'000
Executive Directors							
Peter T.C. Lee	140	–	–	20	30	190	136
Michael T.H. Lee	100	–	–	20	–	120	85
Pauline W.L. Yu Wong	100	–	–	–	–	100	75
Non-executive Directors							
Fa-kuang Hu	100	–	20	–	–	120	85
Hans Michael Jebsen	100	–	–	20	–	120	85
Anthony Hsien Pin Lee	100	–	–	30	–	130	90
Chien Lee	100	30	–	–	–	130	100
Dr. Deanna Ruth Tak Yung Rudgard	100	–	–	–	–	100	75
Independent non-executive Directors							
Sir David Akers-Jones	120	60	30	–	20	230	157
Per Jorgensen	100	30	–	–	–	130	100
Dr. Geoffrey Meou-tsen Yeh	100	–	20	–	20	140	95
David Muir Turnbull	–	–	–	–	–	–	52
	1,160	120	70	90	70	1,510	1,135

(a) Year 2005: The Emoluments Review Committee reviewed his 2005 fixed base salary and determined his performance-based bonus in March 2005. In the light of the recent salary review completed in November 2003, management did not receive any salary increment. Accordingly, his fixed base package remains HK$4,146,000 during the year. The stated bonus figure includes adjustment for 2004 bonus accrued in 2004 accounts (following finalisation of bonus by the Emoluments Review Committee in March 2005), and 2005 target bonus figure pending finalisation by the Emoluments Review Committee after year-end in March 2006.

Year 2006: The Emoluments Review Committee reviewed his 2006 fixed base salary and determined his performance-based bonus in March 2006. It was decided to make an increment on such base salary as from April 2006. Accordingly, his fixed base package (including housing allowance which amount remains unchanged) paid during the year was HK$4,213,000. The stated bonus figure includes adjustment for 2005 bonus accrued in 2005 accounts (following finalisation of bonus by the Emoluments Review Committee in March 2006), and 2006 target bonus figure pending finalisation by the Emoluments Review Committee after year-end in March 2007.

(b) Year 2005: The Emoluments Review Committee reviewed his 2005 fixed base salary and determined his performance-based bonus in March 2005. In the light of the recent salary review completed in November 2003, management did not receive any salary increment. Accordingly, his fixed base package remains HK$3,538,000 during the year. The stated bonus figure includes adjustment for 2004 bonus accrued in 2004 accounts (following finalisation of bonus by the Emoluments Review Committee in March 2005), and 2005 target bonus figure pending finalisation by the Emoluments Review Committee after year-end in March 2006.

Year 2006: The Emoluments Review Committee reviewed his 2006 fixed base salary and determined his performance-based bonus in March 2006. It was decided to make an increment on his base salary as from April 2006. Accordingly, his fixed base package (including housing allowance which amount remains unchanged) paid during the year was HK$3,599,000. The stated bonus figure includes adjustment for 2005 bonus accrued in 2005 accounts (following finalisation of bonus by the Emoluments Review Committee in March 2006), and 2006 target bonus figure pending finalisation by the Emoluments Review Committee after year-end in March 2007.

8. EMPLOYEES' EMOLUMENTS

The five highest paid individuals included three (2005: three) Directors, details of whose remuneration are set out in note 7 above. The remuneration of the remaining two (2005: two) individuals is detailed as follows:

	2006 HK$'000	2005 HK$'000
Basic salaries, housing and other allowances	4,922	4,762
Share-based payments	1,208	656
Bonus	758	726
Retirement benefits scheme contributions	24	24
	6,912	6,168

Their emoluments were within the following bands:

	2006 No. of employees	2005 No. of employees
HK$2,500,001 to HK$3,000,000	–	1
HK$3,000,001 to HK$3,500,000	1	1
HK$3,500,001 to HK$4,000,000	1	–
	2	2

9. FINANCE COSTS

	2006 HK$'000	2005 HK$'000
Interest on		
– bank loans, overdraft and other loans:		
wholly repayable within five years	37,470	63,429
not repayable within five years	–	34,129
– floating rate notes	25,651	15,988
– fixed rate notes	107,605	108,720
– zero coupon notes (imputed interests)	10,970	9,401
	181,696	231,667
Net interest received on derivative financial instruments *(Note)*		
– due within five years	(21,783)	(924)
– due after five years	(9,634)	(32,562)
	(31,417)	(33,486)
Bank charges	7,379	10,079
Medium Term Note Programme expenses	1,083	972
Others	4,021	5,353
	162,762	214,585

Note: Fair value changes excluded accrued interest in derivative financial instruments for the year.

10. TAXATION

	2006 HK$'000	2005 HK$'000
Hong Kong profits tax for the year	90,163	75,270
(Over) underprovision in prior years	(924)	25
Prior years provision	–	103,000
	89,239	178,295
Deferred tax *(note 28)*		
– changes in fair value on investment properties	448,378	668,351
– changes in fair value on disposed leasehold properties	–	(4,903)
– other temporary differences	20,725	14,840
	469,103	678,288
	558,342	856,583

Hong Kong profits tax is calculated at 17.5% of the estimated assessable profit for both years.

The taxation for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2006 HK$'000	2005 HK$'000
Profit before taxation	3,797,881	5,175,884
Tax at the Hong Kong profits tax rate of 17.5%	664,629	905,779
Tax effect of expenses not deductible for tax purposes	1,254	19,721
Tax effect of utilisation of estimated tax losses not previously recognised	(16,980)	(29,002)
Tax effect of income not taxable for tax purposes	(62,224)	(103,487)
Tax effect of estimated tax loss not provided	1,753	195
Tax effect of deferred tax assets not recognised	143	10,436
Tax effect of share of results of associates	(21,009)	(42,237)
(Over) underprovision in prior years	(924)	25
Prior years provision	–	103,000
Others	(8,300)	(7,847)
Taxation for the year	558,342	856,583

In addition to the amount charged to the consolidated income statement, deferred tax relating to the revaluation of the Group's leasehold buildings has been charged directly to equity (see note 28).

At the date of issue of the consolidated financial statements, the Group has disputes with the Hong Kong Inland Revenue Department regarding additional tax assessments for prior years. A tax provision of HK$193 million has been made in previous years.

However, it remains the Directors' view that there still have ample grounds to contest the assessments based on tax principles as well as facts and the Group will continue to pursue the objection against the additional assessments vigorously.

11. PROFIT FOR THE YEAR

	2006 HK$'000	2005 HK$'000
Profit for the year has been arrived at after charging (crediting):		
Staff costs	133,976	131,354
Retirement benefits scheme contributions *(note 32)*	5,230	5,301
Forfeited contributions *(note 32)*	(2,876)	(3,789)
Share-based payments	4,382	2,171
	140,712	135,037
Amortisation of prepaid lease payments	163	163
Depreciation for property, plant and equipment	6,738	5,787
Revaluation deficit (reversal of revaluation deficit) on building for own use	58	(65)
Auditor's remuneration	1,770	1,740
Gross rental income from investment properties	(1,267,576)	(1,249,392)
Less: Direct operating expenses that generated rental income	234,156	233,575
Direct operating expenses that did not generate rental income	6,405	3,776
	(1,027,015)	(1,012,041)
Dividends from		
– listed investments	(41,081)	(33,714)
– unlisted investments	(20)	–
	(41,101)	(33,714)
Interest income	(18,075)	(2,914)
Share of tax of an associate (included in share of results of associates)	57,090	107,646
Recovery of a loan to an associate	(87,043)	–
Loss on disposal of property, plant and equipment	432	9
Net foreign exchange (gain) loss	(287)	19

12. DIVIDENDS

	2006 HK$'000	2005 HK$'000
Dividends recognised as distribution during the year:		
Interim dividend paid – HK10 cents per share (2005: HK10 cents)	105,461	105,224
Additional prior year's dividend paid on exercise of share options subsequent to 31 December 2005	45	–
2005 Final dividend paid – HK35 cents per share	368,641	–
2004 Final dividend paid – HK30 cents per share	–	314,989
	474,147	420,213
Final dividend proposed – HK40 cents per share (2005: HK35 cents)	422,055	368,641

The 2006 final dividend of HK40 cents (2005: HK35 cents) per share has been proposed by the Directors and is subject to approval by the shareholders in general meeting. The proposed final dividend for 2006 will be payable in cash with a scrip dividend alternative.

12. DIVIDENDS *continued*

During the year, scrip dividend alternatives were offered to shareholders in respect of the 2005 final and 2006 interim dividends. These alternatives were accepted by the shareholders as follows:

	2006 Interim HK$'000	2005 Final HK$'000
Dividends:		
Cash	95,430	340,330
Share alternative *(note 29)*	10,031	28,311
	105,461	368,641

13. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	2006 HK$'000	2005 HK$'000
Earnings for the purposes of basic and diluted earnings per share (profit for the year attributable to equity holders of the parent)	3,098,789	4,120,555

	2006 '000	2005 '000
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,054,166	1,051,502
Effect of dilutive potential ordinary shares:		
Share options	924	682
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,055,090	1,052,184

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the average market price per share.

For the purpose of assessing the underlying performance of the Group, the management is of the view that the profit for the year should be adjusted for fair value changes on investment properties and related deferred taxation in arriving at "Underlying profit attributable to equity holders of the parent". In 2006, net realised gain on disposal of available-for-sale investments and investment properties and recovery of a loan to an associate should also be adjusted in arriving at "Profit excluding asset value changes attributable to the equity holders of the parent". In 2005, net realised gain on disposal of investment properties and prior year tax provision was adjusted in arriving at "Profit excluding asset value changes and prior year tax provision attributable to the equity holders of the parent". The difference between the underlying profit, profit excluding asset value changes and profit attributable to equity holders of the parent as shown in the consolidated income statement for the year is reconciled as follows:

13. EARNINGS PER SHARE *continued*

	2006 HK$'000	Earnings per share (Basic) HK cents
Profit attributable to equity holders of the parent as shown in the consolidated income statement	3,098,789	293.96
Gain arising from fair value changes on investment properties	(2,575,420)	(244.31)
Increase in deferred taxation in relation to fair value gain on investment properties	448,378	42.54
Gain arising from fair value changes on investment properties net of related deferred taxation attributable to minority interests	97,019	9.20
Gain arising from fair value changes on investment properties net of related deferred taxation from an associate	(56,521)	(5.36)
Underlying profit attributable to equity holders of the parent	1,012,245	96.03
Recovery of a loan to an associate	(87,043)	(8.26)
Net realised gain on disposal of available-for-sale investments	(170,277)	(16.15)
Realised fair value gain on disposal of investment properties	(191)	(0.02)
Profit excluding asset value changes attributable to equity holders of the parent	754,734	71.60

	2005 HK$'000	2005 HK$'000	Earnings per share (Basic) HK cents
Profit attributable to equity holders of the parent as shown in the consolidated income statement		4,120,555	391.87
Gain arising from fair value changes on investment properties	(4,226,005)		(401.90)
Less: Gain arising from fair value changes on disposed investment properties	467,019	(3,758,986)	44.41
Increase in deferred taxation in relation to fair value gain on investment properties		668,351	63.56
Gain arising from fair value changes on investment properties net of related deferred taxation attributable to minority interests		156,874	14.92
Gain arising from fair value changes on investment properties net of related deferred taxation from an associate		(181,523)	(17.26)
Underlying profit attributable to equity holders of the parent		1,005,271	95.60
Prior year tax provision		103,000	9.80
Realised fair value gain on disposal of investment properties		(467,453)	(44.46)
Profit excluding asset value changes and prior year tax provision attributable to equity holders of the parent		640,818	60.94

14. INVESTMENT PROPERTIES

	The Group		The Company	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Fair Value				
At 1 January	29,815,430	27,916,790	4,061,000	3,510,000
Additions	84,816	385,662	–	220
Adjustment resulted from cost variation	(1,208)	(761)	–	–
Disposals	(1,491)	(2,727,166)	–	–
Transfer to a group company	–	–	(4,061,000)	–
Reclassified from buildings *(note 15)*	–	30,500	–	–
Reclassified to buildings *(note 15)*	–	(15,600)	–	–
Fair value changes	2,575,611	4,226,005	–	550,780
At 31 December	32,473,158	29,815,430	–	4,061,000

The carrying value of investment properties shown above comprises:

	The Group		The Company	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Leasehold land in Hong Kong:				
- Medium term lease	5,640,000	5,500,000	–	–
- Long lease	26,833,158	24,315,430	–	4,061,000
	32,473,158	29,815,430	–	4,061,000

The fair value of the Group's investment properties at 31 December 2006 have been arrived at on the basis of a valuation carried out on that date by Knight Frank Petty Limited, an independent qualified professional valuer not connected with the Group. Knight Frank Petty Limited has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to Hong Kong Institute of Surveyors Valuation Standards on Properties, was arrived at by reference to comparable market transactions and rental yield for similar properties.

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

15. PROPERTY, PLANT AND EQUIPMENT

	Buildings in Hong Kong under long lease HK$'000	Furniture, fixtures and equipment HK$'000	Computers HK$'000	Motor vehicles HK$'000	Total HK$'000
The Group					
Cost or valuation					
At 1 January 2005	69,592	44,897	17,362	1,131	132,982
Additions	–	4,288	2,523	–	6,811
Disposals	–	(147)	(4)	–	(151)
Reclassified to investment properties *(note 14)*	(30,500)	–	–	–	(30,500)
Reclassified from investment properties *(note 14)*	15,600	–	–	–	15,600
Surplus on revaluation	344	–	–	–	344
Disposal of subsidiaries	–	(70)	(28)	–	(98)
At 31 December 2005	55,036	48,968	19,853	1,131	124,988
Additions	–	4,634	921	–	5,555
Disposals	–	(2,305)	(66)	–	(2,371)
Surplus on revaluation	110	–	–	–	110
At 31 December 2006	55,146	51,297	20,708	1,131	128,282
Comprising:					
At cost	–	51,297	20,708	1,131	73,136
At valuation 2006	55,146	–	–	–	55,146
	55,146	51,297	20,708	1,131	128,282
Accumulated depreciation					
At 1 January 2005	–	40,747	9,037	1,131	50,915
Provided for the year	977	1,921	2,889	–	5,787
Eliminated on disposals	–	(140)	(2)	–	(142)
Eliminated on revaluation	(977)	–	–	–	(977)
Disposal of subsidiaries	–	(53)	(19)	–	(72)
At 31 December 2005	–	42,475	11,905	1,131	55,511
Provided for the year	1,397	2,319	3,022	–	6,738
Eliminated on disposals	–	(1,819)	(60)	–	(1,879)
Eliminated on revaluation	(1,397)	–	–	–	(1,397)
At 31 December 2006	–	42,975	14,867	1,131	58,973
Net book values					
At 31 December 2006	55,146	8,322	5,841	–	69,309
At 31 December 2005	55,036	6,493	7,948	–	69,477

15. PROPERTY, PLANT AND EQUIPMENT *continued*

	Furniture, fixtures and equipment HK$'000	Computers HK$'000	Motor vehicles HK$'000	Total HK$'000
The Company				
Cost				
At 1 January 2005	20,958	16,687	1,131	38,776
Additions	1,425	2,439	-	3,864
Disposals	(111)	-	-	(111)
At 31 December 2005	22,272	19,126	1,131	42,529
Additions	519	874	-	1,393
Disposals	(1,314)	(66)	-	(1,380)
At 31 December 2006	21,477	19,934	1,131	42,542
Accumulated depreciation				
At 1 January 2005	19,903	8,717	1,131	29,751
Provided for the year	669	2,754	-	3,423
Eliminated on disposals	(111)	-	-	(111)
At 31 December 2005	20,461	11,471	1,131	33,063
Provided for the year	674	2,876	-	3,550
Eliminated on disposals	(1,198)	(60)	-	(1,258)
At 31 December 2006	19,937	14,287	1,131	35,355
Net book values				
At 31 December 2006	1,540	5,647	-	7,187
At 31 December 2005	1,811	7,655	-	9,466

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rate per annum:

Buildings	Over the shorter of the term of the lease, or 40 years
Furniture, fixtures and equipment	20%
Computers	20%
Motor vehicles	25%

The buildings of the Group were revalued at 31 December 2006 by Knight Frank Petty Limited, an independent professional valuer, on market value basis. The surplus and deficit arising on revaluation of HK$1,565,000 and HK$58,000 (2005: surplus of HK$1,256,000 and HK$65,000) has been credited to the asset revaluation reserve and charged to consolidated income statement respectively.

If the buildings of the Group had not been revalued, they would have been included in these financial statements at cost less accumulated depreciation at HK$51,737,000 (2005: HK$53,350,000).

16. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments represent leasehold land in Hong Kong held under long lease.

The leasehold land is amortised on a straight-line basis over the lease terms.

17. INVESTMENTS IN SUBSIDIARIES

	The Company	
	2006 HK$'000	2005 HK$'000
Unlisted shares, at cost	5	5

Details of the principal subsidiaries held by the Company at 31 December 2006 are set out in note 38.

18. INVESTMENTS IN ASSOCIATES/AMOUNTS DUE FROM ASSOCIATES

	The Group		The Company	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Unlisted cost of investment in associates	2,629	2,629	3	3
Share of post-acquisition profits and reserves, net of dividend received	452,298	342,243	–	–
	454,927	344,872	3	3
Less: Impairment loss	(11,358)	(11,358)	–	–
	443,569	333,514	3	3

The amounts due from associates are unsecured and interest free.

At the balance sheet date, amounts due from associates amounting to HK$186,117,000 (2005: HK$171,131,000) and HK$642,338,000 (2005: HK$642,596,000) are not recoverable within one year and are recoverable within one year respectively.

The aggregate attributable share of results of the associates is based on the unaudited management accounts for the year ended 31 December 2006.

18. INVESTMENTS IN ASSOCIATES/AMOUNTS DUE FROM ASSOCIATES *continued*

Details of the Group's associates at 31 December 2006 are as follows:

Name of associate	Form of business structure	Place of incorporation/ registration and operation	Class of share held/ registered capital	Percentage of issued capital/ registered capital held	Principal activity
Parallel Asia Engineering Company Limited	Private limited company	Hong Kong	Share	25	Investment holding
Wingrove Investment Pte Ltd.	Private company limited by shares	Singapore	Share	25*	Property development and leasing
Country Link Enterprises Limited ("Country Link")	Private limited company	Hong Kong	Share	26.3*	Investment holding
Shanghai Kong Hui Property Development Co., Ltd.	Sino-Foreign equity joint venture	The People's Republic of China	US$165,000,000#	23.7*	Property development and leasing
Shanghai Grand Gateway Plaza Property Management Co., Ltd.	Sino-Foreign equity joint venture	The People's Republic of China	US$140,000#	23.7*	Property management

* Indirectly held

\# Registered capital

The summarised financial information in respect of the Group's associates is set out below:

	2006 HK$'000	2005 HK$'000
Total assets	6,928,251	6,531,050
Total liabilities	(4,721,330)	(4,777,200)
Net assets	2,206,921	1,753,850
Group's share of net assets of associates	454,927	344,872
Turnover	668,956	523,376
Profit for the year	456,662	828,116
Group's share of results of associates for the year	120,053	241,358

19. AVAILABLE-FOR-SALE INVESTMENTS

	The Group	
	2006 HK$'000	2005 HK$'000
Listed investments:		
– Equity securities listed in Hong Kong	1,677,913	1,170,295
Unlisted investments:		
– Club debentures	2,831	2,831
Less: Impairment loss	(800)	(800)
	2,031	2,031
– Unlisted shares	117,385	117,385
Less: Impairment loss	(60,333)	(60,333)
	57,052	57,052
Amounts due therefrom	8,431	26,722
	65,483	83,774
	67,514	85,805
Total	1,745,427	1,256,100
Carrying amount analysed for reporting purposes as:		
Non-current	1,745,427	1,256,100

	The Company	
	2006 HK$'000	2005 HK$'000
Unlisted investments:		
– Club debentures	2,831	2,831
Less: Impairment loss	(800)	(800)
	2,031	2,031
Carrying amount analysed for reporting purpose as:		
Non-current	2,031	2,031

At the balance sheet date, all available-for-sale investments are stated at fair value except for those unlisted equity securities.

The unlisted equity investments represent investments in unlisted equity securities issued by private entities incorporated in Singapore. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the management is of the opinion that their fair values cannot be measured reliably.

20. DERIVATIVE FINANCIAL INSTRUMENTS

The Group's net fair values of derivative financial instruments at 31 December 2006 were as follows:

	The Group			
	2006 Assets HK$'000	2006 Liabilities HK$'000	2005 Assets HK$'000	2005 Liabilities HK$'000
Current				
Interest rate swaps				
Cash flow hedges	879	–	13,411	–
Not designated as hedges	504	–	136	–
Foreign exchange derivatives				
Cash flow hedges	932	–	571	–
Not designated as hedges	–	–	77	–
Equity derivatives				
Not designated as hedges	–	(39,495)	–	(64,057)
	2,315	(39,495)	14,195	(64,057)
Non-current				
Interest rate swaps				
Cash flow hedges	–	–	18,522	–
Fair value hedges	–	(3,529)	–	(10,812)
Not designated as hedges	–	–	718	–
Foreign exchange derivatives				
Cash flow hedges	1,299	(815)	2,395	–
Not designated as hedges	–	(31,913)	–	(24,194)
Cross currency swap				
Fair value hedges	1,175	(8,303)	10,369	(4,796)
	2,474	(44,560)	32,004	(39,802)
Total	4,789	(84,055)	46,199	(103,859)

Interest rate swaps

The aggregate notional amount of the outstanding interest rate swaps as at 31 December 2006 was HK$1,164,238,000 (2005: HK$2,423,492,000). Those instruments comprise fixed-to-floating interest rate swaps, floating-to-fixed interest rate swaps and average HIBOR swaps. The floating-to-fixed interest rate swaps were designated as hedging the interest rate risk of the floating borrowings including bank loans and the floating rate notes. The fixed-to-floating interest rate swap was entered into to hedge the fair value risk of the zero coupon notes. The average HIBOR swaps do not qualify for hedge accounting.

At the balance sheet date, fair value gains of HK$873,000 (2005: HK$31,965,000) from the interest rate swaps under cash flow hedges have been deferred in equity and are expected to be released to the consolidated income statement at various dates during the lives of the swaps when the hedged interest payable occur.

The maturity periods of interest rate swaps at notional amount at 31 December 2006 were as follows:

	The Group	
	2006 HK$'000	2005 HK$'000
Within one year	948,983	970,000
Between one and five years	–	1,248,983
Beyond five years	215,255	204,509
	1,164,238	2,423,492

20. DERIVATIVE FINANCIAL INSTRUMENTS *continued*

Interest rate swaps *continued*

At 31 December 2006, the floating-to-fixed interest rate swaps locked in the interest rates ranging from 2.11% to 2.45% (2005: 2.11% to 2.85%). The average HIBOR swaps swapped the HIBOR into average HIBOR with the effective rates for the year ranging from 3.98% to 4.44% (2005: 0.3% to 4.1%). The fixed-to-floating swap converted a fixed rate of 5.19% to HIBOR plus 0.69% for both years.

The above derivatives are measured at fair value, as calculated by the present value of the estimated future cash flow at each balance sheet date or as determined by independent financial institutions.

Foreign exchange derivatives

The aggregate notional amount of the outstanding foreign exchange derivatives at 31 December 2006 was HK$1,605,831,000 (2005: HK$1,711,097,000). Those instruments, which comprise forward foreign exchange contracts, cross currency swaps and net basis swaps, are mainly used for managing the foreign exchange risk of the outstanding US$182 million (2005: US$200 million) fixed rate notes. Out of the US$182 million (2005: US$200 million), the foreign exchange exposures on the principal and the coupons of the US$117 million (2005: US$135 million) fixed rate notes are hedged by the cross currency swaps. The forward foreign exchange contracts are mainly designated to hedge the foreign exchange rate risk arising from the coupon payments of the remaining US$65 million (2005: US$65 million) fixed rate notes. The net basis swaps which are used to eliminate the foreign exchange exposures on the principal part of the US$65 million (2005: US$65 million) fixed rate notes were not designated as hedging instruments for hedge accounting purpose.

At 31 December 2006, fair value gains of HK$1,416,000 (2005: HK$2,966,000) from the forward foreign exchange contracts under cash flow hedges have been deferred in equity and are expected to be released to the consolidated income statement at various dates when the coupon payments of the US$65 million (2005: US$65 million) fixed rate notes occur.

The maturity periods of the foreign exchange derivatives at notional amount at 31 December 2006 were as follows:

	The Group	
	2006 HK$'000	2005 HK$'000
Within one year	34,275	48,722
Between one and five years	137,526	102,398
Beyond five years	1,434,030	1,559,977
	1,605,831	1,711,097

The above derivatives are measured at fair value, as calculated by the foreign exchange rates and the present value of the estimated future cash flow at each balance sheet date.

Equity derivatives

The aggregate notional amount of the outstanding equity derivatives at 31 December 2006 was HK$95,205,000 (2005: HK$196,300,000). The existing equity derivatives were not designated as hedging instrument according to HKAS 39.

The above derivatives are measured at fair value, as determined by an independent financial institution.

21. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Accounts receivable are mainly in respect of rents which are normally received in advance. Rents in arrears of the Group and the Company as at 31 December 2006 and 2005 were aged less than 90 days.

22. TIME DEPOSITS AND CASH AND BANK BALANCES

Time deposits and cash and bank balances comprise cash and short-term bank deposits carrying effective interest ranging from 3.7% to 3.9% (2005: 3.5% to 4.0%) with an original maturity of three months or less.

23. ACCOUNTS PAYABLE AND ACCRUALS

Accounts payable and accruals of the Group as at 31 December 2006 and 2005 were aged less than 90 days.

24. AMOUNTS DUE FROM/TO SUBSIDIARIES

The amounts are unsecured, interest-free and are recoverable on demand.

25. ADVANCES FROM INVESTEES

The advances are unsecured, interest-free and are repayable within one year.

26. BORROWINGS

The analysis of the carrying amount of borrowings is as follows:

		The Group	
	Notes	2006 HK$'000	2005 HK$'000
Bank loans	(a)	720,000	2,056,500
Floating rate notes	(b)	548,730	548,213
Fixed rate notes	(c)	1,337,323	1,499,591
Zero coupon notes	(d)	214,568	196,219
		2,820,621	4,300,523

Notes:

(a) Bank loans

	The Group	
	2006 HK$'000	2005 HK$'000
Bank loans, unsecured	720,000	2,056,500
The bank loans are repayable as follows:		
More than two years, but not exceeding five years	720,000	1,406,500
More than five years	–	650,000
Amounts due after one year shown under non-current liabilities	720,000	2,056,500

At the balance sheet date, all the above bank loans are variable-rate borrowings with effective interest rates (which are also equal to contracted interest rates) ranging from 4.39% to 4.58% (2005: 4.53% to 4.74%) denominated in Hong Kong Dollars. Interest is normally refixed at every one to six months.

At 31 December 2006, the interest rate risk of certain bank loans was hedged by interest rate swaps (floating-to-fixed interest rate swaps) (see note 20).

(b) Floating rate notes

	The Group	
	2006 HK$'000	2005 HK$'000
Floating rate notes	548,730	548,213

Hysan (MTN) Limited, a wholly-owned subsidiary of the Company, issued HK$550 million five-year floating rate notes in 2004. The notes, which are guaranteed as to principal and interest by the Company, bear effective interest rates (which are equal to contracted interest rates) ranging from 4.24% to 5.04% (2005: 0.65% to 4.60%) and are repayable in full in 2009.

The Group has entered into an interest rate swap to hedge against the interest rate risk of certain floating rate notes (see note 20).

26. BORROWINGS *continued*

Notes: *continued*

(c) Fixed rate notes

	The Group	
	2006 HK$'000	2005 HK$'000
Fixed rate notes	1,555,406	1,553,967
Less: Notes repurchased and cancelled	(140,398)	–
Net gain attributable to hedged risks *(Note)*	(77,685)	(54,376)
	1,337,323	1,499,591

Hysan (MTN) Limited, a wholly-owned subsidiary of the Company, issued US$200 million 10-year fixed rate notes in February 2002. The notes, which are guaranteed as to principal and interest by the Company, bear an effective interest rate (which is equal to contracted interest rate) of 7% per annum and are repayable in full in February 2012. During the year ended 31 December 2006, a total nominal amount of US$18 million has been repurchased and cancelled. As at 31 December 2006, the outstanding nominal amount of the notes was US$182 million.

The Group has entered into forward foreign exchange contracts to hedge against the foreign exchange rate risk of the coupon payments of the US$65 million fixed rate notes and the contracts are accounted for as cash flow hedges (see note 20).

The Group has also entered into cross currency swaps to hedge against the interest rate and foreign exchange rate risk in relation to the principal repayment and coupon payments of US$117 million (2005: US$135 million) of the fixed rate notes under fair value hedge (see note 20).

Note: The HK$77,685,000 (2005: HK$54,376,000) represented gains in fair value of the hedged interest rate and foreign exchange rate risk of the US$117 million (2005: US$135 million) fixed rate notes that were designated as the hedged instrument of fair value hedge.

(d) Zero coupon notes

	The Group	
	2006 HK$'000	2005 HK$'000
Zero coupon notes	218,202	207,114
Less: Net gain attributable to hedged risk *(Note)*	(3,634)	(10,895)
	214,568	196,219

Hysan (MTN) Limited, a wholly-owned subsidiary of the Company, issued 15-year zero coupon notes of nominal amount of HK$430 million at an issue price of around 46.37% in February 2005. The notes, which are guaranteed as to the nominal amount by the Company, bear an effective yield (which is equal to contracted yield) at the rate of 5.19% per annum and are repayable at par in February 2020. Hysan (MTN) Limited has the option to redeem the notes on 7 February 2015 at a price of about 77.4% of the nominal amount.

The Group has entered into interest rate swap to hedge against the interest rate risk of the zero coupon notes under fair value hedges (see note 20).

Note: The HK$3,634,000 (2005: HK$10,895,000) represented gains in fair value attributable to the hedged interest rate risk of the zero coupon notes under fair value hedge.

27. AMOUNTS DUE TO MINORITY SHAREHOLDERS

The amounts are unsecured, interest-free and are repayable within one year. At 31 December 2005, the amounts were classified as non-current and were not repayable within one year.

28. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised by the Group and the Company and movements thereon during the year:

	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Retirement benefits scheme contributions HK$'000	Tax losses HK$'000	Total HK$'000
The Group					
At 1 January 2005	222,713	1,993,852	(1)	(15,621)	2,200,943
Charge to income for the year *(Note 10)*	1,236	663,448	1	13,603	678,288
Charge to equity for the year	–	220	–	–	220
At 31 December 2005	223,949	2,657,520	–	(2,018)	2,879,451
Charge to income for the year *(Note 10)*	19,906	448,378	–	819	469,103
Charge to equity for the year	–	274	–	–	274
At 31 December 2006	243,855	3,106,172	–	(1,199)	3,348,828

	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Total HK$'000
The Company			
At 1 January 2005	9,069	383,284	392,353
Charge to income for the year	1,338	96,386	97,724
At 31 December 2005	10,407	479,670	490,077
Credit to income for the year	(10,246)	(479,670)	(489,916)
At 31 December 2006	161	–	161

At 31 December 2006, the Group has unused estimated tax losses of HK$456 million (2005: HK$556 million) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$7 million (2005: HK$12 million) of such losses. No deferred tax asset has been recognised in respect of the remaining estimated tax losses of HK$449 million (2005: HK$544 million) as the utilisation of these estimated tax losses is uncertain. These estimated tax losses may be carried forward indefinitely.

At 31 December 2006, the Group has deductible temporary differences of HK$49 million (2005: HK$60 million). No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

The Company does not have any unused tax loss as at balance sheet date.

29. SHARE CAPITAL

	Number of shares		Share capital	
	2006 '000	2005 '000	2006 HK$'000	2005 HK$'000
Ordinary shares of HK$5 each				
Authorised:				
At 1 January and 31 December	1,450,000	1,450,000	7,250,000	7,250,000
Issued and fully paid:				
At 1 January	1,053,261	1,049,964	5,266,304	5,249,818
Issue of shares pursuant to scrip dividend scheme	1,700	3,297	8,502	16,486
Exercise of share options	176	–	881	–
At 31 December	1,055,137	1,053,261	5,275,687	5,266,304

On 9 June 2006 and 3 October 2006 respectively, the Company issued and allotted a total of 1,217,135 shares and 483,166 shares of HK$5 each in the Company at HK$23.26 and HK$20.76 to the shareholders who elected to receive shares in the Company in lieu of cash for the 2005 final and 2006 interim dividends pursuant to the scrip dividend scheme announced by the Company on 9 May 2006 and 29 August 2006.

During the year, options to subscribe for a total of 128,267 shares and 48,000 shares were exercised at the exercise prices of HK$15.85 and HK$18.79 per share respectively. Details of options outstanding and movements during the year are set out in note 37.

These shares rank pari passu in all respects with other shares in issue.

None of the Company's subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

30. RESERVES OF THE COMPANY

The distributable reserves of the Company as at 31 December 2006 amounted to HK$5,574,477,000, being its retained profits and general reserve at that date (2005: HK$3,111,988,000, excluded unrealised fair value changes on investment properties and related deferred taxation).

	Share premium HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000 (Note)	Dividend reserve HK$'000	Employee share-based compensation HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2005	1,380,278	154,995	100,000	314,989	–	5,103,500	7,053,762
Premium on issue of shares pursuant to scrip dividend scheme	40,186	–	–	–	–	–	40,186
Share issue expenses	(40)	–	–	–	–	–	(40)
Recognition of equity-settled share-based payments	–	–	–	–	2,171	–	2,171
Final dividend for 2004 distributed	–	–	–	(314,989)	–	–	(314,989)
Interim dividend for 2005 distributed	–	–	–	(105,224)	–	–	(105,224)
Dividend for 2005 declared	–	–	–	473,865	–	(473,865)	–
Profit for the year	–	–	–	–	–	643,656	643,656
At 31 December 2005	1,420,424	154,995	100,000	368,641	2,171	5,273,291	7,319,522
Premium on issue of shares pursuant to scrip dividend scheme	29,841	–	–	–	–	–	29,841
Premium on issue of shares on exercise of share options	3,031	–	–	–	(978)	–	2,053
Share issue expenses	(32)	–	–	–	–	–	(32)
Share options lapsed during the year	–	–	–	–	(13)	13	–
Recognition of equity-settled share-based payments	–	–	–	–	4,382	–	4,382
Final dividend for 2005 distributed	–	–	–	(368,641)	–	(45)	(368,686)
Interim dividend for 2006 distributed	–	–	–	(105,461)	–	–	(105,461)
Dividend for 2006 declared	–	–	–	527,516	–	(527,516)	–
Profit for the year	–	–	–	–	–	728,734	728,734
At 31 December 2006	1,453,264	154,995	100,000	422,055	5,562	5,474,477	7,610,353

Note: General reserve was set up from the transfer of retained profits.

31. DISPOSAL OF SUBSIDIARIES

The net assets of the wholly-owned subsidiaries at the date of disposal were as follows:

	2006 HK$'000	2005 HK$'000
Net assets disposed of		
Investment properties	–	2,699,341
Property, plant and equipment	–	26
Other receivables, prepayments and deposits	–	3,839
Accounts receivable	–	602
Accounts payable and accruals	–	(445)
Rental deposits from tenants	–	(23,796)
Amounts due to group companies	–	(1,149,264)
Total consideration	–	1,530,303
Satisfied by:		
Cash	–	2,679,567
Amounts due to group companies waived	–	(1,149,264)
	–	1,530,303
Net cash inflow arising on disposal:		
Cash consideration received during the year ended 31 December 2005	–	2,679,567

In 2005, the disposed wholly-owned subsidiaries contributed HK$455,550,000 and HK$2,679,567,000 to the Group's profit and cash flows respectively.

32. RETIREMENT BENEFITS PLANS

With effect from 1 December 2000, the Group set up an enhanced MPF scheme (the "Enhanced MPF Scheme"), a defined contribution scheme, for all qualifying employees. The Enhanced MPF Scheme is registered with the Mandatory Provident Fund Schemes Authority under Section 124 (1) of the Mandatory Provident Fund Schemes (General) Regulation.

Pursuant to the rules of the Enhanced MPF Scheme, the Group's contributions to the plan are based on fixed percentages of members' salaries, ranging from 5% of MPF Relevant Income to 15% of basic salary. Members' mandatory contributions are fixed at 5% of MPF Relevant Income, in compliance with MPF legislation.

Total contributions made by the Group during the year amounted to HK$5,230,000 (2005: HK$5,301,000). Forfeited contributions for the year amounted to HK$2,876,000 (2005: HK$3,789,000) were refunded to the Group.

33. CONTINGENT LIABILITIES

At the balance sheet date, there were contingent liabilities in respect of the following:

	The Group		The Company	
	2006 HK$ million	2005 HK$ million	2006 HK$ million	2005 HK$ million
Corporate guarantee to a third party in respect of the sale of the interest in an associate	4.1	4.0	4.1	4.0
Corporate guarantee to subsidiaries				
– for issue of floating rate notes	–	–	550.0	550.0
– for issue of fixed rate notes	–	–	1,415.2	1,550.9
– for issue of zero coupon notes	–	–	430.0	430.0
Undertaking given to a bank in proportion to shareholding regarding facilities granted to a joint venture property project of an associate	–	86.7	–	–
Guarantees to banks to provide financing facilities to				
– an associate	–	56.0	–	56.0
– subsidiaries	–	–	720.0	2,056.5

34. CAPITAL COMMITMENTS

At the balance sheet date, the Group and the Company had capital commitments in respect of the following:

	The Group		The Company	
	2006 HK$ million	2005 HK$ million	2006 HK$ million	2005 HK$ million
Investment properties:				
Authorised but not contracted for	1,011.9	–	–	–
Contracted but not provided for	152.9	69.0	–	33.5

35. LEASE COMMITMENTS

The Group and the Company as lessee

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	The Group		The Company	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Within one year	–	–	14,665	4,602
In the second to fifth year inclusive	–	–	20,166	1,445
	–	–	34,831	6,047

Operating lease payments represent rentals payable by the Company to its subsidiaries for its staff quarters and office premises which are negotiated and fixed for two years and three years respectively.

35. LEASE COMMITMENTS *continued*

The Group and the Company as lessor

At the balance sheet date, the Group and the Company had contracted with tenants for the following future minimum lease payments:

	The Group		The Company	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Within one year	830,532	735,027	–	92,906
In the second to fifth year inclusive	1,134,218	874,567	–	54,877
After five years	52,791	66,897	–	–
	2,017,541	1,676,491	–	147,783

Operating lease payments represent rentals receivable by the Group from its investment properties. Leases are negotiated and rentals are fixed for an average of one to three years.

36. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions

During the year, the Group has the following transactions with related parties:

		Substantial shareholder		Directors	
	Notes	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Expenses paid to	(a)	–	–	142	73
Gross rental income from	(b)	5,953	4,669	23,283	22,705
Construction cost paid for investment properties	(c)	–	–	–	10,894

At the balance sheet date, the Group has the following balances with related parties:

		Substantial shareholder		Directors	
	Notes	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Expenses payable to	(a)	–	–	–	48
Construction cost payable to	(c)	–	–	1,554	1,554
Amount due to a minority shareholder	(d)	–	–	94,443	94,443

Notes:

(a) These transactions were provision of services carried out in the normal course of business.

(b) The Group has, in the ordinary course of its business, entered into lease agreements with related parties to lease premises for varying periods. The leases were entered into in the normal course of business.

(c) Dr. Geoffrey M.T. Yeh (and his alternate, V-nee Yeh) are substantial shareholders and V-nee Yeh is also Chairman of Hsin Chong Construction Group Ltd., whose wholly-owned subsidiary, Hsin Chong Construction (Asia) Limited ("Hsin Chong Asia"), entered into a main contract with a subsidiary of the Company relating to the renovation project of Lee Gardens Two.

The sum represented the sum paid to, or as the case may be, outstanding balances due under the main contract with Hsin Chong Asia. To the best of the Company's knowledge having made due enquiries, substantially the whole of such contracts were sub-contracted by Hsin Chong Asia to other sub-contractors. The sum is not the indicative of the amount actually derived by Hsin Chong Asia under the relevant contract, which amount is substantially less than the relevant contract sum.

(d) The sum represents outstanding loan advanced by Jebsen and Company Limited to a non wholly-owned subsidiary of the Group, Barrowgate Limited, in proportion to its shareholding for general funding purpose. The amount is unsecured, interest-free and is repayable within one year. At 31 December 2005, the amount was classified as non-current and was not repayable within one year. Hans Michael Jebsen is a director and shareholder of Jebsen and Company Limited.

36. RELATED PARTY TRANSACTIONS AND BALANCES *continued*

Related party transactions *continued*

At the balance sheet date, the Company has the following balances with related parties:

	2006 HK$'000	2005 HK$'000
Amounts due from subsidiaries	13,345,557	8,278,195
Less: Allowances on amounts due therefrom	(329,000)	(329,000)
	13,016,557	7,949,195
Amounts due to subsidiaries	104,371	21,280

Details of amounts due from and due to subsidiaries are set out in note 24 to the financial statements.

Compensation of key management personnel

The remuneration of directors and other members of key management of the Group and the Company during the year was as follows:

	2006 HK$'000	2005 HK$'000
Salaries and other short-term employee benefits	24,628	21,125
Share-based payments	3,310	1,498
Retirement benefits scheme contributions	299	265
	28,237	22,888

The remuneration of the Directors and key executives is determined by the Emoluments Review Committee and Managing Director respectively having regard to the performance of individuals and market trends.

37. SHARE-BASED PAYMENT TRANSACTIONS

Equity-settled share option scheme

The 1995 Share Option Scheme ("the 1995 Scheme")

The Company operates an Executive Share Option Scheme which was approved by shareholders on 28 April 1995 and had a term of 10 years. The 1995 Scheme expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

The purpose of the 1995 Scheme was to strengthen the links between individual staff and shareholder interests.

Under the 1995 Scheme, options may be granted to employees of the Company or any of its wholly-owned subsidiaries selected by the Board at its discretion to subscribe for ordinary shares of the Company.

The maximum number of shares in respect of which options may be granted under the 1995 Scheme (together with shares issued and issuable under the scheme) is 3% of the issued share capital of the Company (excluding shares issued pursuant to the scheme and any other share option scheme) from time to time. The maximum number of shares issued under the scheme and other scheme will not exceed 10% of the issued share capital of the Company from time to time (excluding shares issued pursuant to the scheme and any other share option scheme).

The maximum entitlement of each participant under the 1995 Scheme is 25% of the maximum number of shares in respect of which options may at any time be granted under the 1995 Scheme. Under the 1995 Scheme, the exercise price was initially fixed at 80% of the average of the closing prices of the shares on the Stock Exchange for the 20 trading days immediately preceding the date of grant or the nominal value of a share whichever is the greater. The exercise price for options granted after 1 September 2001 was amended to comply with amendments to the Listing Rules. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

Grants made prior to 8 March 2005 are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue.

37. SHARE-BASED PAYMENT TRANSACTIONS *continued*

Equity-settled share option scheme *continued*

The 2005 Share Option Scheme ("the 2005 Scheme")

The Company adopted a new share option scheme (the "2005 Scheme" and together with the 1995 Scheme are referred to as "the Schemes") at the Annual General Meeting ("AGM") held on 10 May 2005, which has a term of 10 years and will expire on 9 May 2015.

The purpose of the 2005 Scheme is to provide an incentive for employees of the Company and its wholly-owned subsidiaries to work with commitment towards enhancing the value of the Company and its shares for the benefit of its shareholders.

Under the 2005 Scheme, options may be granted to employees of the Company or any wholly-owned subsidiaries (including executive Directors) and such other persons as the Board may consider appropriate from time to time on the basis of their contribution on the development and growth of the Company and the subsidiaries to subscribe for ordinary shares of the Company.

The maximum number of shares in respect of which options may be granted under the 2005 Scheme and any other share option scheme of the Company shall not exceed such number of shares as required under the Listing Rules, currently being 10% of the shares in issue (being 104,996,365 shares) as at 10 May 2005, the date of the AGM approving the 2005 Scheme. Under the Listing Rules, a listed issuer may seek approval by its shareholders in general meeting for "refreshing" the 10% limit under the scheme. The limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2005 Scheme and any other share option scheme of the Company must not exceed 30% of the shares in issue from time to time (or such number of shares as required under the Listing Rules). No options may be granted if such grant will result in this 30% limit being exceeded.

The maximum entitlement of each participant under the 2005 Scheme must not during any 12-month period exceed such number of shares as required under the Listing Rules (which is 1% of the total shares in issue as at the date of shareholders' approval). The exercise price shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the shares. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

Grant and vesting structures

With effect from 8 March 2005, the Board has approved a new grant vesting structure. Grants will be made on a periodic basis. Vesting period is three years in equal proportion. Size of grant will be determined by reference to base salary multiple and job grades. A clear performance criterion will be a key driver. The Board will review the grant and vesting structures from time to time.

37. SHARE-BASED PAYMENT TRANSACTIONS *continued*

Grant and vesting structures *continued*

The following table discloses movements of the Company's share options held by the Directors and employees during the current year:

Name	Balance as at 1.1.2006	Date of grant	Changes during the year Granted	Exercised	Cancelled/ lapsed	Balance as at 31.12.2006	Exercise price HK$	Exercise period
1995 Scheme								
Executive Director								
Peter T.C. Lee (*note a*)	1,350,000	7.1.1999	Nil	Nil	Nil	1,350,000	9.22	7.1.2001– 6.1.2009
Eligible employees (*note b*)	535,000	30.3.2005	Nil	128,267 (*note d*)	5,400 (*note e*)	401,333	15.85	30.3.2005 – 29.3.2015
2005 Scheme								
Executive Director								
Michael T.H. Lee (*note c*)	240,000	10.5.2005	Nil	Nil	Nil	240,000	16.60	10.5.2005 – 9.5.2015
	Nil	30.3.2006	188,000	Nil	Nil	188,000	22.00 (*note g*)	30.3.2006 – 29.3.2016
Eligible employees (*note b*)	144,000	9.8.2005	Nil	48,000 (*note f*)	Nil	96,000	18.79	9.8.2005 – 8.8.2015
	120,000	12.10.2005	Nil	Nil	Nil	120,000	18.21	12.10.2005 – 11.10.2015
	Nil	30.3.2006	361,000	Nil	36,000 (*note e*)	325,000	22.00 (*note g*)	30.3.2006 – 29.3.2016
	Nil	26.6.2006	110,000	Nil	Nil	110,000	20.11 (*note h*)	26.6.2006 – 25.6.2016
	2,389,000		659,000	176,267	41,400	2,830,333		

Notes:

(a) Options granted to Peter T.C. Lee were under the 1995 Scheme with a holding period of 2 years and a vesting period of 5 years in equal proportions (i.e. 20% of the options will be vested in each year).

(b) Eligible Employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance. The options granted under the Schemes have vesting periods of 3 years in equal proportions (i.e. 33% of the options will be vested in the first year, second year and third year respectively).

(c) Options granted to Michael T.H. Lee were under the 2005 Scheme with a vesting period of 3 years in equal proportions.

(d) The weighted average closing price of the shares of the Company immediately before the dates on which the options was exercised was HK$22.09.

(e) The options for 41,400 shares lapsed during the year upon the resignation of certain Eligible Employees.

(f) The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$21.00.

(g) The closing price of the shares of the Company immediately before the date of grant (as of 29 March 2006) was HK$22.45.

(h) The closing price of the shares of the Company immediately before the date of grant (as of 23 June 2006) was HK$20.25.

37. SHARE-BASED PAYMENT TRANSACTIONS *continued*

Grant and vesting structures *continued*

The following table discloses movements of the Company's share options held by the Directors and employees in prior year:

Name	Balance as at 1.1.2005	Date of grant	Changes during the year Granted	Exercised	Cancelled/ lapsed	Balance as at 31.12.2005	Exercise price HK$	Exercisable period (note)
1995 Scheme								
Executive Directors								
Peter T.C. Lee	1,350,000	7.1.1999	Nil	Nil	Nil	1,350,000	9.22	7.1.2001 – 6.1.2009
Eligible employees	Nil	30.3.2005	675,000	Nil	140,000	535,000	15.85	30.3.2005 – 29.3.2015
2005 Scheme								
Executive Directors								
Michael T.H. Lee	Nil	10.5.2005	240,000	Nil	Nil	240,000	16.60	10.5.2005 – 9.5.2015
Eligible employees	Nil	9.8.2005	144,000	Nil	Nil	144,000	18.79	9.8.2005 – 8.8.2015
	Nil	12.10.2005	120,000	Nil	Nil	120,000	18.21	12.10.2005 – 11.10.2015
	1,350,000		1,179,000	Nil	140,000	2,389,000		

Note:
As at 31 December 2005, options granted to Peter T.C. Lee are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue. All other options are subject to a vesting period of 3 years in equal proportions.

The Group has applied HKFRS 2 "Share-based Payments" to account for its share options granted after 7 November 2002 and vested after 1 January 2005. In accordance with HKFRS 2, fair value of share options granted to employees determined at the date of grant is expensed over the vesting period, with a corresponding adjustment to the Group's employee share-based compensation reserve. In the current year, the Group recognised the share option expenses of HK$4,382,000 (2005: HK$2,171,000) in relation to share options granted by the Company, of which HK$1,171,000 (2005: HK$524,000) related to a Director (see note 7), with a corresponding adjustment recognised in the Group's employee share-based compensation reserve.

The Company has used the Black-Scholes option pricing model (the "Model") to value the share options granted during the year. The Model is one of the commonly used models to estimate the fair value of an option. The variables and assumptions used in computing the fair value of the share options are based on the directors' best estimate. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

37. SHARE-BASED PAYMENT TRANSACTIONS *continued*

Grant and vesting structures *continued*

Details of the fair values of share options determined at the date of grant using the Model with significant variables and assumptions are as follows:

	Date of grant	
	30.3.2006	26.6.2006
Closing share price at the date of grant	HK$22.00	HK$20.00
Exercise price	HK$22.00	HK$20.11
Risk free rate *(note a)*	4.539%	4.915%
Expected life of option *(note b)*	10 years (till 29 March 2016)	10 years (till 25 June 2016)
Expected volatility *(note c)*	27.04%	32.00%
Expected dividend per annum *(note d)*	HK$0.390	HK$0.392
Estimated fair values of options granted	HK$4,271,220	HK$859,247
Closing share price immediately before date of grant	HK$22.45	HK$20.25

Notes:

(a) Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

(b) Expected life of option: being the period of 10 years commencing on the date of grant, adjusted based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

(c) Expected volatility: being the approximate historical volatility of closing prices of the share of the Company in the past one year immediately before the date of grant.

(d) Expected dividend per annum: being the approximate average annual cash dividend for the past five financial years.

38. PRINCIPAL SUBSIDIARIES

Name of subsidiary	Place of incorporation/ operation	Issued share capital	Proportion of nominal value of issued share capital held by the Company indirectly	directly	Principal activities
Admore Investments Limited	Hong Kong	HK$2	–	100%	Investment holding
Golden Capital Investment Limited	Hong Kong	HK$2	–	100%	Investment holding
HD Treasury Limited	Hong Kong	HK$2	–	100%	Treasury operation
HD Treasury Management Limited	Hong Kong	HK$2	–	100%	Treasury operation
Hysan China Holdings Limited	British Virgin Islands	HK$1	–	100%	Investment holding
Hysan Leasing Company Limited	Hong Kong	HK$2	–	100%	Leasing administration
Hysan Treasury Limited	Hong Kong	HK$2	–	100%	Treasury operation
Hysan (MTN) Limited	British Virgin Islands/ Hong Kong	US$1	–	100%	Treasury operation
Hysan Property Management Limited	Hong Kong	HK$2	–	100%	Property management
Kwong Hup Holding Limited	British Virgin Islands	HK$1	–	100%	Investment holding
Kwong Wan Realty Limited	Hong Kong	HK$1,000	–	100%	Property investment
Minsal Limited	Hong Kong	HK$2	–	100%	Property investment
Mondsee Limited	Hong Kong	HK$2	–	100%	Property investment
Stangard Limited	Hong Kong	HK$300,000	–	100%	Provision of security services
Teamfine Enterprises Limited	Hong Kong	HK$2	–	100%	Investment holding
Tohon Development Limited	Hong Kong	HK$2	–	100%	Property investment
Bamboo Grove Recreational Services Limited	Hong Kong	HK$2	100%	–	Resident club management
Earn Extra Investments Limited	Hong Kong	HK$1	100%	–	Property investment
Gearup Investments Limited	Hong Kong	HK$1	100%	–	Property development
HD Investment Limited	British Virgin Islands	HK$1	100%	–	Investment holding
Kochi Investments Limited	British Virgin Islands	HK$1	100%	–	Capital market investment
Lee Theatre Realty Limited	Hong Kong	HK$10	100%	–	Property investment
Leighton Property Company Limited	Hong Kong	HK$2	100%	–	Property investment
Main Rise Development Limited	Hong Kong	HK$2	100%	–	Investment holding
OHA Property Company Limited	Hong Kong	HK$2	100%	–	Property investment
Perfect Win Properties Limited	Hong Kong	HK$2	100%	–	Property investment
Silver Nicety Company Limited	Hong Kong	HK$20	100%	–	Property investment
Barrowgate Limited	Hong Kong	HK$10,000	65.36%	–	Property investment

The Directors are of the opinion that a complete list of all subsidiaries and their particulars will be of excessive length and therefore the above table contains only those subsidiaries which materially affected the results or assets of the Group. Other than floating rate notes, fixed rate notes and zero coupon notes issued by Hysan (MTN) Limited as disclosed in note 26, none of the subsidiaries had issued any debt securities at the year-end.

Five-Year Financial Summary

For the year ended 31 December

	2006 HK$ million	2005 HK$ million	2004 HK$ million (Note)	2003 HK$ million (Note)	2002 HK$ million (Note)
Condensed consolidated income statement					
Turnover	1,268	1,250	1,154	1,139	1,233
Property expenses	(240)	(237)	(259)	(239)	(236)
Gross Profit	1,028	1,013	895	900	997
Net realised gain on disposal of available-for-sale investments	170	–	15	48	–
Other income	147	38	27	25	16
Share of results of associates	120	241	39	10	–
Release of negative goodwill of associates	–	–	2	2	–
Impairment loss arising from interests in associates	–	–	–	–	(10)
Impairment loss reversed on (arising from) investments in securities	–	–	63	–	(1)
Administrative expenses	(111)	(103)	(96)	(92)	(86)
Finance costs	(163)	(214)	(162)	(168)	(220)
Fair value changes on investment properties	2,576	4,226	–	–	–
Fair value changes on financial instruments	31	(25)	–	–	–
Taxation	(558)	(856)	(140)	(165)	(108)
Minority interests	(141)	(199)	(34)	(26)	(55)
Profit for the year	3,099	4,121	609	534	533
Underlying profit for the year	1,012	1,005	609	534	533
Profit excluding asset value changes and prior year tax provision	755	641	586	534	586
Dividends					
Dividends paid	474	420	381	378	392
Dividends proposed	422	369	315	277	274
Dividend per share (HK cents)	50.00	45.00	40.00	36.50	36.50
Earnings per share (HK$), based on:					
Profit for the year					
– Basic	2.94	3.92	0.58	0.51	0.52
– Diluted	2.94	3.92	0.58	0.51	0.52
Underlying profit for the year	0.96	0.96	0.58	0.51	0.52
Profit excluding asset value changes and prior year tax provision	0.72	0.61	0.56	0.51	0.57
Performance Indicators					
Net debt to equity	7.9%	10.7%	24.9%	31.8%	29.9%
Net interest coverage (times)	6.9x	4.6x	5.5x	5.2x	4.5x
Net assets value per share (HK$)	26.37	23.42	19.59	16.51	18.34
Adjusted net assets value per share (HK$)	29.12	25.76	21.33	17.78	N/A
Net debt per share (HK$)	2.31	2.75	5.32	5.66	5.49
Year end share price (HK$)	20.35	19.20	16.35	12.00	5.80

Definition:

Net debt to equity:	gross debt less cash and cash equivalents divided by adjusted shareholders' funds (for 2002: divided by shareholders' funds)
Net interest coverage:	gross profit less administrative expenses before depreciation divided by net interest expenses
Net assets value/Adjusted net assets value per share:	shareholders' funds / adjusted shareholders' funds divided by number of issued shares at year end
Net debt per share:	gross debt less cash and cash equivalents divided by number of issued shares at year end
Underlying profit:	profit adjusted for group's share of unrealised fair value changes on investment properties net of deferred tax.
Profit excluding asset value changes and prior year tax provision:	underlying profit adjusted for aggregate of realised gain/loss on disposal of investment properties and available-for-sale investments, impairment, reversal, recovery and prior year tax provision
Adjusted shareholders' funds:	shareholders' funds adjusted for cumulative deferred tax provided on fair value changes on properties

	2006 HK$ million	2005 HK$ million	2004 HK$ million (Note)	2003 HK$ million (Note)	2002 HK$ million (Note)
Condensed consolidated balance sheet					
Investment properties	32,473	29,815	27,917	24,162	24,841
Available-for-sale investments/ Investments in securities	1,745	1,256	1,018	941	1,484
Interests in associates	1,272	1,147	855	850	61
Cash and bank balances	385	1,402	22	15	23
Other assets	378	371	335	302	146
Total assets	36,253	33,991	30,147	26,270	26,555
Borrowings	(2,821)	(4,301)	(5,603)	(5,914)	(5,696)
Taxation	(3,574)	(3,077)	(2,332)	(1,708)	(240)
Other liabilities	(950)	(960)	(815)	(779)	(768)
Total assets less liabilities	28,908	25,653	21,397	17,869	19,851
Shareholders' funds	27,828	24,667	20,566	17,227	18,975
Minority interests	1,080	986	831	642	876
	28,908	25,653	21,397	17,869	19,851
Adjusted shareholders' funds	30,729	27,134	22,399	18,553	N/A

Note: The figures for 2003 and 2004 have been restated to reflect the prior year adjustments arising from (i) reclassification of certain investment properties of the Group to property, plant and equipment as a result of application of HKAS 40; (ii) recognition of deferred taxation in respect of revalued investment properties in accordance with HK(SIC) INT – 21; and (iii) reclassification of leasehold interests in land to prepaid lease payments under operating leases according to HKAS 17. The figures for 2002 have not been restated with respect to these HKASs and HK(SIC) INT, and therefore are not strictly comparable.

Report of the Valuer

To the Board of Directors
Hysan Development Company Limited

Dear Sirs,

Annual revaluation of investment properties as at 31 December 2006

In accordance with your appointment of Knight Frank Petty Limited to value the investment properties in Hong Kong owned by Hysan Development Company Limited and its subsidiaries, we are pleased to advise that the market value of the properties as at 31 December 2006 was in the approximate sum of Hong Kong Dollars Thirty Two Billion Four Hundred Seventy Three Million One Hundred and Fifty Eight Thousand Only (i.e. HK$32,473,158,000).

The properties have been valued individually, on market value basis, by reference to comparable market transactions and on the basis of capitalisation of the net income with due allowance for the reversionary income and redevelopment potential, without allowances for any expenses or taxation which may be incurred in effecting a sale.

Yours faithfully,
Knight Frank Petty Limited

Hong Kong, 23 February 2007

Schedule of Principal Properties
As at 31 December 2006

INVESTMENT PROPERTIES

Address	Lot No.	Use	Category of the lease	Percentage held by the Group
1. The Lee Gardens 33 Hysan Avenue Causeway Bay Hong Kong	Sec. DD of I.L. 29, Sec. L of I.L. 457, Sec. MM of I.L. 29, the R.P. of Sec. L of I.L. 29, and the R.P. of I.L. 457	Commercial	Long lease	100%
2. Bamboo Grove 74-86 Kennedy Road Mid-Levels Hong Kong	I.L. 8624	Residential	Long lease	100%
3. Lee Gardens Two 28 Yun Ping Road Causeway Bay Hong Kong	Sec. G of I.L. 29, Sec. A, O, F and H of I.L. 457, the R.P. of Sec. C, D, E and G of I.L. 457, Subsec. 1 of Sec. C, D, E and G of I.L. 457, Subsec. 2 of Sec. E of I.L. 457 and Subsec. 1, 2, 3 and the R.P. of Sec. C of I.L. 461	Commercial	Long lease	65.36%
4. Leighton Centre 77 Leighton Road Causeway Bay Hong Kong	Sec. B, C and the R.P. of I.L. 1451	Commercial	Long lease	100%
5. Lee Theatre Plaza 99 Percival Street Causeway Bay Hong Kong	I.L. 1452, the R.P. of I.L. 472 and 476	Commercial	Long lease	100%
6. Sunning Plaza 10 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Subsec. 1 of Sec. J of I.L. 29, Subsec. 2 of Sec. J of I.L. 29 and the R.P. of Sec. J of I.L. 29	Commercial	Long lease	100%
7. Sunning Court 8 Hoi Ping Road Causeway Bay Hong Kong	The R.P. of Subsec. 1 of Sec. J of I.L. 29, Subsec. 2 of Sec. J of I.L. 29 and the R.P. of Sec. J of I.L. 29	Residential	Long lease	100%
8. One Hysan Avenue 1 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Sec. GG of I.L. 29	Commercial	Long lease	100%
9. AIA Plaza 18 Hysan Avenue Causeway Bay Hong Kong	Sec. N of I.L. 457 and Sec. LL of I.L. 29	Commercial	Long lease	100%
10. 111 Leighton Road 111 Leighton Road Causeway Bay Hong Kong	Sec. KK of I.L. 29	Commercial	Long lease	100%
11. 500 Hennessy Road * Causeway Bay Hong Kong	Sec. FF of I.L. 29 and the R.P. of Marine Lot 365	Commercial	Long lease	100%

* The property is currently under redevelopment. Demolition work on the existing building which commenced in October 2006 is currently underway. The site has a registered site area of approximately 47,738 square feet. The new development (500 Hennessy Road) has a projected gross floor area of around 710,000 square feet and is targetted for completion in late 2009.

Shareholder Information

FINANCIAL CALENDAR

Full year results announced	6 March 2007
Ex-dividend date for final dividend	2 May 2007
Share registers closed	4 to 8 May 2007
Annual General Meeting	8 May 2007
Record date for final dividend	8 May 2007
Despatch of scrip dividend circular and election form	(on or about) 15 May 2007
Despatch of final dividend warrants / definitive share certificates	(on or about) 12 June 2007
2007 interim results to be announced	15 August 2007 *

* subject to change

DIVIDEND

The Board recommends the payment of a final dividend of HK 40 cents per share. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Tuesday, 8 May 2007. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 15 May 2007. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Tuesday, 5 June 2007.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be despatched to shareholders on or about Tuesday, 12 June 2007.

The share register will be closed from Friday, 4 May 2007 to Tuesday, 8 May 2007, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on Thursday, 3 May 2007.

SHARE LISTING

Hysan's shares are listed on The Stock Exchange of Hong Kong Limited. It has a sponsored American Depositary Receipts (ADR) Programme in the New York market.

STOCK CODE

The Stock Exchange of Hong Kong Limited: 00014
Bloomberg: 14HK
Reuters: 0014.HK
Ticket Symbol for ADR Code: HYSNY
CUSIP reference number: 449162304

SHAREHOLDER SERVICES

For enquiries about share transfer and registration, please contact the Company's Registrars:

Standard Registrars Limited
26/F., Tesbury Centre,
28 Queen's Road East,
Wanchai, Hong Kong
Telephone: (852) 2980 1768
Facsimile : (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

The Annual Report is printed in English and Chinese language and is available on our website at www.hysan.com.hk. Shareholders may at any time choose to receive the Annual Report in printed form in either the English or Chinese language or both or by electronic means. Shareholders who have chosen to receive the Annual Report using electronic means and who for any reason have difficulty in receiving or gaining access to the Annual Report will promptly upon request be sent a printed copy free of charge.

Shareholders may at any time change their choice of the language or means of receipt of the Annual Report by notice in writing to the Company's Registrars at the address above. The Change Request Form may be downloaded from the Company's website at www.hysan.com.hk.

INVESTOR RELATIONS

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to the Company at:

Investor Relations
Hysan Development Company Limited
49/F., The Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone: (852) 2895 5777
Facsimile: (852) 2577 5153

OUR WEBSITE

Press releases and other information of the Group can be found at our internet website: "www.hysan.com.hk"

Designed by Lilian Tang Design Limited Principal Photography by Bob Davis Senior Management Photo by Sam Wong

Hysan Development Company Limited
49/F The Lee Gardens
33 Hysan Avenue, Hong Kong
T: 852 2895 5777 F: 852 2577 5153
www.hysan.com.hk

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hysan Development Company Limited希慎興業有限公司, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other material facts not contained herein the omission of which would make any statement contained in this circular misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code: 00014)

NOTICE OF ANNUAL GENERAL MEETING AND PROPOSALS FOR GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

A notice convening the AGM to be held at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 8 May 2007 at 12:00 noon is set out on pages 2 to 4 of this circular.

Whether or not you intend to attend the AGM, you are advised to read this circular and to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong or to the Company's Registrar, Standard Registrars Limited, at 26/F., Tesbury Centre, 28 Queens Road East, Wanchai, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

4 April 2007

TABLE OF CONTENTS

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code: 00014)

Chairman
Peter Ting Chang LEE

Independent non-executive Deputy Chairman
Sir David AKERS-JONES

Managing Director
Michael Tze Hau LEE

Independent non-executive Directors
Per JORGENSEN
Dr. Geoffrey Meou-tsen YEH

Non-executive Directors
Fa-kuang HU
Hans Michael JEBSEN
Anthony Hsien Pin LEE
Chien LEE
Dr. Deanna Ruth Tak Yung RUDGARD

Executive Director
Pauline Wah Ling YU WONG

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

4 April 2007

Dear Shareholder(s),

On behalf of the Board and management, we invite you to attend Hysan Development Company Limited's Annual General Meeting to be held on Tuesday, 8 May 2007. Detailed explanation on the business to be considered at the Meeting, together with Board Recommendations on the proposed resolutions, are set out in this circular.

There will be some changes in the Board's composition as from the forthcoming Annual General Meeting. Mr. Michael T.H. Lee, Managing Director, has decided to step down from his present post to pursue his personal goals. Mr. Per Jorgensen, Independent non-executive Director, will also step down after serving on the Board for 26 years. Mr. Tom Behrens-Sorensen, Group Executive Vice President of A.P. Moller – Maersk Group, Executive Vice Chairman and Chief Executive of Maersk China Limited, has been appointed Independent non-executive Director of the Company effective as from the conclusion of the Meeting.

I would like to thank Michael for leading Hysan's operations over the past 5 years, during which we successfully emerged from a challenging economic environment. I would also like to express our gratitude to Per, whose global business experience and insight provided the Board with much guidance and wise counsel over the years. Finally, I would also take this opportunity to extend our warm welcome to Tom.

Central to our governance system is an effective combination of family ownership and professional management. It is the Board's intention to appoint a new Chief Executive Officer after an open search process. International executive recruitment consultants have been appointed to advise on the search process. It is Hysan's firm commitment to seek the best professional management to take the Company forward. I shall, in the meantime, lead the executive team and continue with the established Company directions.

We look forward to seeing you at the Meeting. If you are unable to attend in person, we encourage you to appoint a proxy to attend and vote on your behalf.

Yours faithfully,
Peter T.C. Lee
Chairman

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the members of Hysan Development Company Limited 希慎興業有限公司 (the "**Company**") will be held at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 8 May 2007 at 12:00 noon for the following purposes:

1. To receive and consider the Statement of Accounts for the year ended 31 December 2006 together with the Reports of Directors and Auditors thereon.

2. To declare a final dividend (together with a scrip alternative) for the year ended 31 December 2006.

3. To re-elect Directors.

4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

5. "**That**:

(a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options, warrants or other securities which would or might require the exercise of such powers;

(b) the mandate in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and other securities which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a share option or otherwise) by the Directors pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) Rights Issue, or (ii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to the eligible participants of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed, where the shares are to be allotted wholly for cash, 10%, and in any event 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said mandate shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Members in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal restrictions under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**That**:

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said mandate shall be limited accordingly.

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Members in general meeting."

7. "**That**, conditional upon the passing of Resolutions numbered 5 and numbered 6 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution numbered 6 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution numbered 5."

By Order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 4 April 2007

Notes:

1. A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. The proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong or at the Company's Registrar, Standard Registrars Limited, 26/F., Tesbury Centre, 28 Queens Road East, Wanchai, Hong Kong, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the Meeting.

3. The register of members will be closed from Friday, 4 May 2007 to Tuesday, 8 May 2007, both days inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrar, Standard Registrars Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on Thursday, 3 May 2007.

4. Further information on voting procedures are set out in the section "Voting Information: Frequently Asked Questions and Answers" in the circular to be sent to shareholders (the "**Circular**").

5. Detailed information on the businesses to be transacted at the Annual General Meeting (the "**AGM**") are set out in the section "Business of the Meeting and Board Recommendations" of the Circular.

6. At the AGM, the Chairman of the Meeting will exercise his power under Article 78 of the Articles of Association of the Company to put each of the resolutions set out in this notice to be voted by way of poll. On a poll, every member present in person (or in the case of a corporation by its corporate representative) or by proxy shall have one vote for each share of any class of which he is the holder.

As at the date of this notice, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee, Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

VOTING INFORMATION: FREQUENTLY ASKED QUESTIONS AND ANSWERS

Your vote is important, and you can exercise your right to vote whether you choose to attend the AGM or not. Find out how below:

Q. Am I entitled to vote?

A. You are entitled to vote if you are a registered holder of Shares of Hysan Development Company Limited as of 8 May 2007 (the date of AGM).

The register of members will be closed from Friday, 4 May to Tuesday, 8 May 2007, both days inclusive. If you have recently purchased the Shares, you must deliver to Standard Registrars Limited the share certificates, share transfer form or relevant evidence to establish that you own the Shares no later than 4:00 p.m. on Thursday, 3 May 2007.

Q. What am I voting on?

A. You are voting on the resolutions as set out in the Notice of AGM on pages 2 to 4, and "Business of the Meeting and Board Recommendations" on pages 7 to 8 of this circular.

Q. How can I vote?

A. 1. Attending the AGM

You are entitled to attend the AGM and cast your vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed form of proxy or corporate representative authorisation to the Company.

2. By Proxy

If you do not plan to attend the AGM, you may cast your vote by proxy in one of the two ways. **Your proxy must vote as you instruct in the form of proxy:**

(a) You may authorise the Chairman of the Company named in the form of proxy to vote your shares. Please indicate how you would like your shares voted.

(b) You may appoint some other person to attend the AGM and vote your shares on your behalf. Please print your appointee's name in the blank space on the form of proxy and indicate how you would like your shares voted. A proxy need not be a shareholder of the Company.

Q. When shall I return my form of proxy?

A. To be valid, the **original** form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of the same, must be completed and **returned to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong, or to the Company's Registrar, Standard Registrars Limited, at 26/F., Tesbury Centre, 28 Queens Road East, Wanchai, Hong Kong, not less than 48 hours before the time for holding the AGM or any adjournment thereof.** Forms of proxy sent electronically or by any other data transmission process will not be accepted.

VOTING INFORMATION: FREQUENTLY ASKED QUESTIONS AND ANSWERS

Q. Who votes my shares and how will they be voted if I return a form of proxy?

A. By properly completing and returning a form of proxy, you are authorising the person named in the form of proxy to attend the AGM and to vote your shares. The shares represented by your proxy must be voted as you instruct in the form of proxy. If you properly complete and return your form of proxy but do not specify how you wish to cast your votes, your proxy will vote at his discretion.

Q. Can I revoke a proxy or voting instruction?

A. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the AGM should he so wish. Therefore, your attendance at the AGM will override your proxy appointment.

Q. What will be the procedures for demanding a poll?

A. The Chairman of the AGM intends to demand a poll regarding the voting for all the resolutions set out in the Notice of AGM. On a poll, every member present in person (or in the case of a corporation by its corporate representative) or by proxy shall have one vote for each Share of which he is the holder. The results of the voting by poll will be published in the local newspapers and on the Company's and the Stock Exchange's websites on the business day following the AGM.

In any event, a poll may be demanded (before or on the declaration of the results of the show of hands):

(a) by the Chairman; or

(b) in writing by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) in writing by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) in writing by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Q. What if I have a question?

A. If you have any question regarding the AGM, please contact Hysan's Company Secretarial Department at 2895-5777.

RESOLUTION NUMBERED 1 – RECEIVING 2006 FINANCIAL STATEMENTS

The full audited financial statements together with the Reports of Directors and Auditors thereon, are set out on pages 57 to 62 and pages 73 to 120 of the Annual Report 2006.

The audited financial statements have been reviewed by the Audit Committee. A report of the Audit Committee is set out on pages 70 to 71 of the Annual Report 2006.

RESOLUTION NUMBERED 2 – DECLARATION OF FINAL DIVIDEND

The Board has recommended a final dividend for the year ended 31 December 2006 of HK40 cents per Share. Subject to passing Resolution numbered 2, such final dividend is expected to be paid on or about 12 June 2007, together with a scrip dividend alternative, to shareholders whose names appear on the Company's register of members on 8 May 2007.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about 15 May 2007.

The share register will be closed from Friday, 4 May 2007 to Tuesday, 8 May 2007, both days inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrar, Standard Registrars Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on Thursday, 3 May 2007.

RESOLUTION NUMBERED 3 – RE-ELECTION OF DIRECTORS

Under the Company's current Articles of Association, one-third (or such other number as may be required under applicable legislation) of the Directors; and where the applicable number is not an integral number, to be rounded upwards, who have been longest in office shall retire from office by rotation. Dr. Deanna Ruth Tak Yung Rudgard, Dr. Geoffrey Meou-tsen Yeh, Fa-kuang Hu and Anthony Hsien Pin Lee will retire and, being eligible, offer themselves for re-election at the forthcoming AGM. Their proposed re-election will be considered by separate resolutions.

Details of the background information on the retiring Directors who are proposed for re-election are set out on pages 9 to 11 of this circular.

RESOLUTION NUMBERED 4 – RE-APPOINTMENT OF AUDITORS

The Audit Committee has recommended to the Board (which in turn endorsed the view) that, subject to shareholders' approval at the forthcoming AGM, Deloitte Touche Tohmatsu be re-appointed as the external auditors of the Company for 2007.

RESOLUTIONS NUMBERED 5, 6 AND 7 – GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the last annual general meeting of the Company held on 9 May 2006, a general mandate under Section 57B of the Companies Ordinance and the Listing Rules was given to the Directors to issue and purchase shares in the Company. These general mandates will lapse at the conclusion of the AGM. Resolutions will therefore be proposed at the AGM to renew the grant of these general mandates. The relevant resolutions, in summary, are:

- an ordinary resolution (**Resolution numbered 5**) to give the Directors a general and unconditional mandate to allot, issue and dispose of additional shares in the Company, not exceeding, where the Shares are to be allotted wholly for cash, 10%, and in any event 20% of the Company's issued share capital as at the date of passing the resolution (as adjusted in accordance with Resolution numbered 7), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Issue Mandate**");

- an ordinary resolution (**Resolution numbered 6**) to give the Directors a general and unconditional mandate to exercise all the powers of the Company to purchase an amount of Shares in the Company not exceeding 10% of the Company's issued share capital as at the date of passing the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Share Repurchase Mandate**"); and

- conditional upon the passing of Resolutions numbered 5 and 6 to grant the Issue Mandate and the Share Repurchase Mandate, an ordinary resolution (**Resolution numbered 7**) to authorise the Directors to exercise the powers to allot, issue and dispose of additional shares in the Company under the Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

The full text of these resolutions is set out in the Notice of AGM. As required under the Listing Rules, an explanatory statement providing the requisite information regarding the Share Repurchase Mandate is set out on pages 12 to 14 of this circular.

The Directors wish to state that they have no immediate plan to issue any new Shares, other than pursuant to: (i) the scrip dividend alternative which is being proposed to be offered; and (ii) the exercise of the options granted under the Company's Share Option Schemes.

BOARD RECOMMENDATIONS

The Directors consider that the proposed resolutions as set out in the Notice of AGM, including, among other things, the proposed resolutions in relation to the granting of the Issue Mandate and Share Repurchase Mandate are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend shareholders to vote in favour of the proposed resolutions.

INFORMATION ON DIRECTORS PROPOSED TO BE RE-ELECTED

Information on Directors standing for re-election at the AGM is set out below:

	Director since	Board committee memberships	Emoluments received for 2006 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Deanna Ruth Tak Yung Rudgard *Non-executive Director*	1993	Nil	100,000 *(Notes 1(a), (e) and (f))*	1,871,600 Shares (Personal interests)

Dr. Rudgard received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. She is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. She was appointed a non-executive Director in 1993 and is aged 67.

Save as disclosed above, Dr. Rudgard has no relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. There is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.

	Director since	Board committee memberships	Emoluments received for 2006 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Geoffrey Meou-tsen Yeh *S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D.* *Independent non-executive Director*	1979	Member of Emoluments Review Committee and Nomination Committee	140,000 *(Note 1(b), (e) and (f))*	256,702 Shares (Personal interests)

Dr. Yeh is former Chairman of Hsin Chong Construction Group Ltd. He is currently an independent non-executive director of China Travel International Investment Hong Kong Limited. He holds a Bachelor of Science Degree from University of Illinois and a Master of Science Degree from Harvard University. Dr. Yeh was appointed a non-executive Director in 1979 and as Independent non-executive Director in 2001. He is aged 75.

Dr. Yeh has confirmed to the Board his independence under Rule 3.13 of the Listing Rules. He has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.

	Director since	Board committee memberships	Emoluments received for 2006 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Fa-kuang Hu *G.B.S., C.B.E., J.P.* *Non-executive Director*	1979	Member of Emoluments Review Committee	120,000 *(Notes 1(c), (e) and (f))*	255,012 Shares (Corporate interests) *(Note 2)*

Mr. Hu is Honorary Chairman of Ryoden Development Limited. He is also an independent non-executive director of i-CABLE Communications Limited. Mr. Hu holds a Bachelor of Science Degree from Shanghai Jiao Tong University. He was appointed a non-executive Director in 1979 and is aged 83.

Mr. Hu has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company. There is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.

	Director since	Board committee memberships	Emoluments received for 2006 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Anthony Hsien Pin Lee *Non-executive Director*	1994	Chairman of Investment Committee	130,000 *(Notes 1(d), (e) and (f))*	Nil

Mr. Lee is a director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television programmes and feature films. He is also a director of Australian-listed Mariner Financial Limited, a Sydney-based financial services group. He received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. Mr. Lee is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. He was appointed a non-executive Director in 1994 and is aged 49.

Save as disclosed above, Mr. Lee has no relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. There is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.

Notes:

1. (a) Dr. Deanna Ruth Tak Yung Rudgard received annual director fee of HK$100,000 as Director of the Board in 2006.

   (b) Dr. Geoffrey Meou-tsen Yeh received annual director fee of HK$100,000 and a fee of HK$40,000 for serving as a member of the Emoluments Review Committee and Nomination Committee respectively in 2006.

   (c) Mr. Fa-kuang Hu received annual director fee of HK$100,000 and a fee of HK$20,000 for serving as a member of the Emoluments Review Committee in 2006.

   (d) Mr. Anthony Hsien Pin Lee received annual director fee of HK$100,000 and a fee of HK$30,000 for serving as chairman of the Investment Committee in 2006.

   (e) The respective annual director fees for serving on the Board and on its committees were approved by the shareholders in the 2005 annual general meeting (held on 10 May 2005) having given consideration to the level of responsibility, experience and abilities required of the relevant Directors and the remuneration offered for similar positions in comparable companies. Details on Director emoluments are set out in "Directors' Remuneration and Interests Report" and notes 7 and 37 to the financial statements set out in the Annual Report 2006.

   (f) Save as disclosed in 1(a) to (e) above, the Directors received no other compensation from the Group.

2. 255,012 Shares were held by a company which was wholly-owned by Mr. Fa-kuang Hu and he was deemed to be interested in all these Shares.

3. No Director proposed for re-election at the AGM has a service contract with the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

This is an explanatory statement as required under the Listing Rules in connection with the resolution authorising the Share Repurchase Mandate proposed to be considered, and if thought fit, passed by shareholders of the Company at the AGM. The Listing Rules provide that all repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to make such repurchases or by specific approval in relation to specific transactions. This explanatory statement also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

Share Capital

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,055,153,409 Shares of HK$5.00 each.

On the basis that no further Shares are issued or repurchased prior to the AGM, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 105,515,340 Shares.

Reasons for Repurchase

The Directors believe that the Share Repurchase Mandate is in the best interests of the Company and its shareholders.

Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated accounts for the year ended 31 December 2006 as contained in the Annual Report 2006. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous 12 months before the printing of this circular were as follows:

	Highest	Lowest
	HK$	*HK$*
Year 2006		
April	22.70	20.25
May	24.50	19.60
June	22.20	17.80
July	22.40	19.90
August	22.30	20.30
September	21.45	19.40
October	21.30	19.42
November	21.20	19.30
December	21.35	20.05
Year 2007		
January	22.80	19.94
February	22.95	20.20
March	22.50	19.86

Undertaking

The Directors have undertaken to the Stock Exchange (so far as the same may be applicable) to exercise the power of the Company to make repurchases pursuant to Ordinary Resolution numbered 6 in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Share Repurchase Mandate if such Mandate is approved by the shareholders.

No connected persons have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to do so in the event that the Share Repurchase Mandate is approved by the shareholders.

Effect of the Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Hong Kong Code on Takeovers and Mergers ("**Takeovers Code**").

As at the Latest Practicable Date, Lee Hysan Estate Company, Limited ("**LHE**") and certain of its subsidiaries are the substantial shareholders of the Company, which are indirectly interested in approximately 41.05% of the issued share capital of the Company. Lee Hysan Company Limited, being LHE's holding company, is also deemed to have same interests pursuant to the provisions of the Securities and Futures Ordinance. In the event that the Directors exercise in full the power to repurchase Shares which are proposed to be granted pursuant to the Share Repurchase Mandate, the shareholding of Lee Hysan Company Limited, LHE and certain of its subsidiaries would be increased to approximately 45.61%.

Such increase will give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would result in takeover obligations.

Save as disclosed above, the Directors are not aware of any shareholder or group of shareholders acting in concert, who may become obliged to make a mandatory offer under Rule 26 of the Takeovers Code as a consequence of any purchases pursuant to the Share Repurchase Mandate.

Share Purchase made by the Company

The Company had not repurchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

In this circular, the following expressions shall have the meanings set out below unless the context otherwise requires:

"AGM" or "Annual General Meeting" or "Meeting"	means the annual general meeting of the Company to be held at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 8 May 2007 at 12:00 noon or any adjournment thereof;
"Articles of Association"	means the articles of association of the Company (as amended from time to time);
"associate"	has the meaning ascribed to it under the Listing Rules;
"Auditors"	means the auditors for the time being of the Company;
"Board"	means the board of Directors or a duly authorised committee of the board of Directors;
"business day"	has the meaning ascribed to it under the Listing Rules;
"Companies Ordinance"	means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"Company"	means Hysan Development Company Limited, a company incorporated in Hong Kong with limited liability;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"Directors"	means the directors from time to time of the Company;
"Group"	means the Company and its subsidiaries;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Latest Practicable Date"	means 30 March 2007 being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as modified from time to time;
"Notice of AGM"	means the notice convening the AGM as set out on pages 2 to 4 of this circular;
"Securities and Futures Ordinance" or "SFO"	means the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;

"Share(s)"	means ordinary share(s) of HK$5.00 each in the Company (or of such other nominal amount as comprising the ordinary share capital of the Company as shall result from a sub-division or a consolidation of the share capital of the Company from time to time);
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"subsidiary"	means a company which is for the time being a subsidiary (within the meaning of section 2(4) of the Companies Ordinance) of the Company; and
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules.

此乃要件　請即處理

閣下如對本通函或應採取的行動有任何疑問，應諮詢　閣下的註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部 Hysan Development Company Limited 希慎興業有限公司股份售出或轉讓，應立即將本通函及隨附的代表委任表格交予買主或承讓人，或送交經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

本通函的資料乃遵照上市規則而刊載，旨在提供有關本公司的資料。各董事對本通函所載資料的準確性共同及個別地承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本通函並無遺漏任何其他重大事實，足以令本通函所載任何內容產生誤導。

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

(股份代號：00014)

股東周年大會通告
及
有關發行新股及購回股份之一般性授權

本公司謹訂於2007年5月8日(星期二)中午12時正假座香港金鐘道88號太古廣場香港JW萬豪酒店三樓宴會廳舉行股東周年大會，股東周年大會通告載於本通函第2至4頁內。

不論　閣下能否出席股東周年大會，務請細閱本通函並盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於股東周年大會或其任何續會指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓，或本公司之股份過戶登記處，標準証券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東周年大會或其任何續會並於會上投票。

2007年4月4日

目　錄

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

(股份代號：00014)

主席
利定昌

獨立非執行副主席
鍾逸傑爵士

董事總經理
利子厚

獨立非執行董事
Per JORGENSEN
葉謀遵博士

非執行董事
胡法光
Hans Michael JEBSEN
利憲彬
利乾
利德蓉醫生

執行董事
黃于華玲

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

各位股東：

我謹代表董事會及管理層，誠邀　閣下出席希慎興業有限公司訂於2007年5月8日(星期二)舉行之股東周年大會。有關大會處理事項連同董事會就決議案之推薦意見，詳載於本通函內。

董事會的成員將於即將召開之股東周年大會後有所變更。董事總經理利子厚先生基於私人理由，決定退任現行職務以追求個人目標。Per Jorgensen先生為董事會服務長達26年，亦將退任獨立非執行董事之職位。現任A.P.穆樂－馬士基集團之集團執行副總裁及馬士基(中國)有限公司之副董事長兼首席執行官Tom Behrens-Sorensen先生將獲委任為本公司之獨立非執行董事，於股東周年大會結束後生效。

我感謝利子厚於過去5年，帶領希慎走出充滿挑戰的營商環境，令業務順利發展。Per Jorgensen先生於過去多年來憑其廣闊的國際營商經驗及視野，為董事會提供真知灼見，在此我深表謝意。亦藉此機會熱切歡迎Tom Behrens-Sorensen先生加入董事會。

希慎的管治模式，乃建基於家族控股與專業管理的有效結合。董事會將通過公開招攬程序，而公司已委任國際行政人員招聘公司提供專業協助，委任新的行政總裁。希慎將堅定不移，致力網羅頂尖專業管理人材以帶領公司業務進一步發展。在此期間，我將繼續帶領公司管理層切實執行公司既定的方針。

我期待　閣下親臨大會。倘　閣下未克親自出席大會，敬請委派代表出席並代表　閣下投票。

此致

列位股東　台照

主席
利定昌
謹啟

2007年4月4日

股東周年大會通告

茲通告Hysan Development Company Limited 希慎興業有限公司(「**本公司**」)謹定於2007年5月8日(星期二)中午12時正假座香港金鐘道88號太古廣場香港JW萬豪酒店三樓宴會廳召開股東周年大會，處理下列事項：

1. 省覽截至2006年12月31日止年度之財務報告及董事會報告與獨立核數師報告。

2. 宣佈派發截至2006年12月31日止年度之末期股息(並附有以股代息選擇)。

3. 重選董事。

4. 重聘德勤•關黃陳方會計師行為本公司之核數師及授權董事釐定其酬金。

作為特別事項，省覽並酌情通過下列議案為普通決議案：

普通決議案

5. 「**動議**：

   (a) 在(c)段之規限下，一般無條件授權董事會於有關期間內行使本公司一切權力，以配發、發行及處理本公司之額外股份，及訂立或授出需要或可能需要行使該等權力之售股建議、協議、購股權、認股權證或其他證券；

   (b) 上文(a)段所述之授權將授權董事會於有關期間內訂立或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議、購股權及其他證券；

   (c) 董事會依據(a)段之授權而配發或同意有條件或無條件配發(不論其為依據購股權或以其他方式配發)之股本面值總額(惟根據(i)配售新股，或(ii)任何不時採納之購股權計劃或類似安排，向符合資格之參與者授出或發行本公司股份或購買本公司股份之權利或(iii)依據本公司不時之組織章程細則就任何以股代息計劃或類似安排而配發者除外)，不得超逾本決議案通過日期本公司已發行股本面值總額之20%；倘配發之新股乃全數收取現金者，則不得超逾本決議案通過日期本公司已發行股本面值總額之10%，而上述授權亦須受此數額限制；

   (d) 就本決議案而言：

   「有關期間」指由通過本決議案之日起至下列較早日期止之期間：

   (i) 本公司下屆股東周年大會結束時；

   (ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。

「配售新股」乃指董事會於指定期間內，向於指定記錄日期名列股東名冊之本公司股份或其任何類別股份之持有人，按彼等當時持有該等股份或其任何類別股份之比例配售新股(惟董事會有權就零碎股權或香港以外任何地區之法律限制或其任何認可監管機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排)。」

6. 「**動議**：

(a) 一般無條件授權董事會於有關期間內行使本公司一切權力，根據一切適用法例及香港聯合交易所有限公司證券上市規則之規定，購回或以其他方式購入本公司股本中每股面值5港元之股份，惟所購回或以其他方式購入之股份面值總額，不得超過本決議案通過日期本公司已發行股本面值總額之10%，而上述授權將按此數額限制。

(b) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列最早日期止之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。」

7. 「**動議**：待本大會通告所載第5及6項決議案獲通過後，本公司根據第6項決議案購回或以其他方式購入之本公司股份面值總額，將會加入根據第5項決議案可發行之股份面值總額內。」

承董事會命
公司秘書
容韻儀

香港，2007年4月4日

附註：

1. 有權出席上述大會及投票之股東可委派一名或多名代表出席及投票，代表毋須為本公司股東。

2. 代表委任表格連同簽署人簽署之授權書或其他授權文件(如有)或由公證人簽署核證之授權書或其他授權文件副本，須於股東周年大會召開前48小時送達本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓或本公司之股份過戶登記處，標準証券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

3. 本公司將於2007年5月4日(星期五)至2007年5月8日(星期二)(包括首尾2天在內)暫停辦理股份過戶登記手續。如欲獲派發建議之末期股息，所有過戶文件連同有關股票須於2007年5月3日(星期四)下午4時正前送達本公司之股份過戶登記處，標準證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

4. 有關投票程序之詳情，載於將會寄發予股東之通函(「**通函**」)之「股東周年大會投票程序：常見問題剖釋」一節內。

5. 股東周年大會擬處理之各事項，已載於通函之「大會議事詳情及董事會推薦意見」一節內。

6. 於股東周年大會上，大會主席將根據本公司之組織章程細則第78條行使其權力，以書面投票方式表決本通告所載之各項決議案。於書面投票表決時，每位親身出席(或如股東為公司則其公司代表)或委派代表出席之股東每持有任何類別股份一股將持有一票。

於本通告日期，董事會成員包括(主席)利定昌；(獨立非執行副主席)鍾逸傑爵士；(董事總經理)利子厚；(獨立非執行董事)Per Jorgensen 及葉謀遵博士；(非執行董事)胡法光、Hans Michael Jebsen、利憲彬、利乾、利德蓉醫生；以及(執行董事)黃于華玲。

閣下每一票均舉足輕重，無論親自出席大會與否，均可行使投票權。至於投票問題，於下文逐一解答：

問：本人是否有權投票？

答：倘　閣下於2007年5月8日（股東周年大會日期）為希慎興業有限公司股份之註冊持有人，就有權投票。

股份過戶登記處於2007年5月4日（星期五）至5月8日（星期二）（包括首尾2天在內）暫停辦理股份過戶登記手續。倘　閣下最近曾購買本公司股份，必須於2007年5月3日（星期四）下午4時正前，將有關股票、股份過戶表格或證明　閣下擁有股份之有關憑證送達標準證券登記有限公司。

問：本人為何事投票？

答：閣下可就已載於本通函第2至4頁之股東周年大會通告上所載決議案，及第7至8頁之「大會議事詳情及董事會推薦意見」而投票。

問：本人將如何投票？

答：1.　親自出席大會

閣下有權親自出席股東周年大會並於會上投票。如就以公司名義登記之股份投票，有關公司必須已提交簽署妥當之代表委任表格或公司代表授權文件予本公司。

2.　委派代表代投

倘　閣下不擬出席股東周年大會，可委派代表按下列其中一種方法代表　閣下投票。**閣下之委任代表必須按　閣下於代表委任表格上之指示投票：**

(a) 閣下可授權本公司主席按代表委任表格行使　閣下名下股份之投票權。請註明　閣下之投票意向。

(b) 閣下可委任其他人士出席股東周年大會及代表　閣下投票。請於代表委任表格上有關空格內填上　閣下所委任人士之名稱，以及註明　閣下之投票意向。委任代表毋須為本公司股東。

問：本人何時交還代表委任表格？

答：填妥的代表委任表格正本連同簽署人簽署之授權書或其他授權文件（如有）或由公證人簽署核證之授權書或其他授權文件副本（如有），**最遲須於股東周年大會或其任何續會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓，或本公司之股份過戶登記處，標準証券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓**，方為有效。以電子方式或任何其他數據傳輸方式交回之代表委任表格將不獲接納。

股東周年大會投票程序：常見問題剖釋

問：誰人行使本人之股份投票權，及本人交回代表委任表格後，彼等將如何投票？

答：填妥及交回代表委任表格後，　閣下即授權代表委任表格上指明之委任代表出席股東周年大會及代表　閣下投票。代表　閣下股份之委任代表，必須按　閣下於代表委任表格上之指示投票。倘　閣下填妥及交回代表委任表格，但並無註明投票意向，則　閣下之委任代表將可酌情投票。

問：本人可否撤銷委任代表或投票指示？

答：填妥及交回代表委任表格後，　閣下仍可親自出席股東周年大會並於會上投票。因此，　閣下於股東周年大會之出席將表示　閣下撤回委任代表。

問：請說明有關要求以投票方式表決的程序？

答：**股東周年大會主席擬提出以書面投票方式表決股東周年大會通告所載的所有決議案，於投票方式表決時，每位親身出席(或如股東為公司則其公司代表)或委派代表出席之股東每持有一股將持有一票。投票結果將於接著股東周年大會後的營業日刊登於報章上，並於本公司及聯交所網頁公布。**

在任何情況下，下列人士可以(在宣佈舉手投票結果之前或當時)要求以書面投票方式表決：

(a) 主席；或

(b) 最少3位有權於會上投票的股東以書面提出，無論是否親身或委託代表出席；或

(c) 由一名或多名股東持有不少於十分之一的全部出席大會的股東投票權以書面提出，無論是否親身或委託代表出席；或

(d) 由一名或多名股東持有合共不少於十分之一的所有繳足股本的投票權以書面提出。

問：本人可向誰提出疑問？

答：閣下如對股東周年大會有任何疑問，請致電2895-5777與希慎之公司秘書部聯絡。

第1項決議案－接納2006年年度財務報告

經審核財務報告全文連同有關董事會報告及獨立核數師報告，載於2006年年報第57至62頁及第73至120頁。

經審核財務報告已由審核委員會審閱。審核委員會報告載於2006年年報第70至71頁。

第2項決議案－宣佈派發末期股息

董事會建議派發截至2006年12月31日止年度末期股息每股40港仙。待第2項決議案獲得通過後，末期股息將約於2007年6月12日以現金派發予於2007年5月8日名列股東名冊之股東，並附有以股代息選擇。

載有以股代息詳情之通函以及選擇表格約於2007年5月15日寄發予股東。

本公司將於2007年5月4日(星期五)至5月8日(星期二)(包括首尾2天在內)暫停辦理股份過戶登記手續。如欲獲派發建議之末期股息，所有過戶文件連同有關股票須於2007年5月3日(星期四)下午4時正前送達本公司之股份過戶登記處，標準證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

第3項決議案－重選董事

根據本公司現時之公司組織章程細則，於每屆股東周年大會上，董事會之三分之一當時任期最長者(或適用法例規定之其他數目)須輪值退任，如適用之數目非整數則向上調整。因此，利德蓉醫生、葉謀遵博士、胡法光及利憲彬將於應屆股東周年大會上退任，並可膺選連任。彼等重選將以獨立的決議案提呈。

將會退任及願意膺選連任之董事的背景資料載列於本通函第9至11頁。

第4項決議案－重聘核數師

審核委員會已向董事會建議及獲取其對此意見之認可，在股東周年大會獲得股東批准後，德勤•關黃陳方會計師行將獲重聘為本公司於2007年之外聘核數師。

第5、6及7項決議案－發行及購買股份的一般授權

本公司於2006年5月9日舉行之去屆股東周年大會上，遵照公司條例第57B條及上市規則的規定授予董事會一般授權，以發行及購買本公司股份。該等一般授權將於股東周年大會結束後失效。因此，於股東周年大會上將提呈數項決議案，以重新取得該等一般授權。有關決議案的概要如下：

- 一項普通決議案(**第5項決議案**)，給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束為止的期間內(或決議案所載的較早期間內)配發、發行及處理本公司的額外股份，惟此等股份數目不得超逾本公司於通過決議案日期的已發行股本的20%；倘配發之新股乃全數收取現金者，則不得超逾本公司於通過決議案日期的已發行股本的10%(「**發行授權**」)(根據第7項決議案調整)；

- 一項普通決議案(**第6項決議案**)，給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束為止的期間內(或決議案所載的較早期間內)行使本公司一切權力購回不多於本公司於通過決議案日期的已發行股本的10%之本公司股份(「**股份購回授權**」)；及

- 在通過第5項及第6項決議案授予發行授權及股份購回授權之條件下，通過一項普通決議案(**第7項決議案**)授權董事會根據發行授權，就本公司所購回的本公司股本的面值總額行使配發、發行及處理本公司的額外股份的權力。

上述決議案的全文載於股東周年大會通告內。按照上市規則的規定，本通函第12至14頁載有說明文件，以向　閣下提供有關股份購回授權的必要資料。

董事會謹此聲明，現時無意發行任何本公司新股份，惟根據：(i)將予提呈以供選擇之以股代息計劃；(ii)按本公司的購股權計劃所授出並行使之購股權，則作別論。

董事會推薦意見

董事會認為，股東周年大會通告內所載關於授予發行授權及股份購回授權之建議決議案，乃符合本公司及其股東之整體最佳利益。按此，董事會推薦建議股東投票通過建議之決議案。

擬於股東周年大會上膺選連任之董事資料載列如下：

	獲委任年份	所屬董事會轄下委員會	2006年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益（截至最後實際可行日期）
利德蓉 *非執行董事*	1993	無	100,000 *(附註 1(a)、(e) 及 (f))*	1,871,600股 （個人權益）

利醫生為牛津大學文學碩士兼醫學系及外科學士。彼為公司創辦人利氏家族成員及本公司之主要股東利希慎置業有限公司之董事，於1993年獲委任為本公司非執行董事，現年67歲。

除上述者外，利醫生與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係，亦無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

	獲委任年份	所屬董事會轄下委員會	2006年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益（截至最後實際可行日期）
葉謀遵 *S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D.* *獨立非執行董事*	1979	薪酬檢討委員會成員；及提名委員會成員	140,000 *(附註 1(b)、(e) 及 (f))*	256,702股 （個人權益）

葉博士為新昌營造集團有限公司之前主席。彼現為香港中旅國際投資有限公司之獨立非執行董事。彼持有伊利諾大學理學士及哈佛大學理學碩士學位。彼於1979年獲委任為本公司非執行董事，並於2001年獲委任為獨立非執行董事，現年75歲。

葉博士已根據上市規則第3.13條向董事會作出其獨立性之確認。彼與本公司董事、高層管理人員、主要股東或控股股東概無任何關係。

除上述者外，概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

	獲委任年份	所屬董事會轄下委員會	2006年度收取之酬金(港元)	《證券及期貨條例》第XV部所指的股份權益(截至最後實際可行日期)
胡法光 *G.B.S., C.B.E., J.P.* *非執行董事*	1979	薪酬檢討委員會成員	120,000 *(附註1(c)、(e)及(f))*	255,012股 (法團權益) *(附註2)*

胡氏為菱電發展有限公司之名譽主席，亦為有線寬頻通訊有限公司之獨立非執行董事。胡氏持有上海交通大學理學士學位。彼於1979年獲委任為本公司非執行董事，現年83歲。

胡氏與本公司董事、高層管理人員、主要股東或控股股東概無任何關係，亦無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

	獲委任年份	所屬董事會轄下委員會	2006年度收取之酬金(港元)	《證券及期貨條例》第XV部所指的股份權益(截至最後實際可行日期)
利憲彬 *非執行董事*	1994	投資委員會主席	130,000 *(附註1(d)、(e)及(f))*	無

利氏為澳洲上市公司Beyond International Limited(主要從事電視節目製作及全球銷售電視節目與主題電影)之董事兼主要股東。彼亦為另一間主要在雪梨從事財務業務澳洲上市公司Mariner Financial Limited之董事。利氏獲美國普林斯頓大學文學士及香港中文大學工商管理碩士學位。彼為公司創辦人利氏家族成員及本公司之主要股東利希慎置業有限公司之董事，於1994年獲委任為本公司非執行董事，現年49歲。

除上述者外，利氏與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係，亦無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

附註：

1. (a) 利德蓉醫生於2006年收取作為董事年度袍金100,000港元。

   (b) 葉謀遵博士於2006年收取董事年度袍金100,000港元及作為薪酬檢討委員會及提名委員會成員年度袍金40,000港元。

   (c) 胡法光先生於2006年收取董事年度袍金100,000港元及薪酬檢討委員會成員年度袍金20,000港元。

   (d) 利憲彬先生於2006年收取董事年度袍金100,000港元及作為投資委員會主席年度袍金30,000港元。

   (e) 個別董事服務董事會及其轄下委員會之董事袍金，乃獲股東在2005年股東周年大會（於2005年5月10日舉行）批准，並已考慮到擔任董事所需的職責、經驗及能力、以及其他可比較公司對類似職位所提供的袍金。董事酬金之詳情載列於2006年年報之「董事薪酬及權益報告」一節及財務報告附註7及37。

   (f) 除上述1(a)至(e)披露外，董事概無收取本集團任何其他報酬。

2. 255,012股股份由一間由胡法光先生全資擁有的公司持有，因而他被視為於該等股份中擁有全部實益權益。

3. 擬於股東周年大會上膺選連任的董事，均並無與本公司或其任何附屬公司訂立不可由本集團於一年內終止而毋須支付賠償（法定賠償除外）之服務合約。

此乃上市規則就於本公司股東周年大會上提呈以供本公司股東考慮並酌情通過之股份購回授權決議案而規定刊發之說明文件。上市規則訂明，以聯交所為第一上市場所之公司購回一切證券，須事先以普通決議案授予本公司董事會一般授權以作出該等購回或就指定交易取得特別批准之方式予以批准。本說明文件亦構成公司條例第49BA(3)條所規定之備忘錄。

股本

於最後實際可行日期，本公司之已發行股本為1,055,153,409股，每股面值5港元。

如在股東周年大會舉行前並無發行或購回額外股份，本公司根據股份購回授權，獲准購回本公司股份之數目將最多可達105,515,340股。

股份購回之原因

董事會相信，股份購回授權符合本公司及其股東之最佳利益。

購回股份可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況及融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及其股東時方予進行。

用於股份購回之資金

本公司在股份購回時，用於股份購回之資金必須依照本公司組織章程大綱及細則與公司條例可作此用途之資金中撥支。公司條例規定，於股份購回時而償還之股本必須在公司條例准許下由本公司可供分派之盈利及／或用於股份購回而發行新股之款額支付。

若在建議之股份購回期間內，全面實施本公司之股份購回建議，本公司之營運資金或資本與負債比率可能會有重大差別（相對於2006年年報內所載截至2006年12月31日止年度已審核綜合賬目所披露之情況而言）。然而，董事會倘認為股份購回授權對本公司所需營運資金或資本與負債比率會有重大之不利影響時，則不會行使該股份購回權力。

股份價格

本通函付印前十二個月，本公司股份在聯交所每月之最高及最低買賣價格如下：

	最高價 *港元*	最低價 *港元*
2006年		
4月	22.70	20.25
5月	24.50	19.60
6月	22.20	17.80
7月	22.40	19.90
8月	22.30	20.30
9月	21.45	19.40
10月	21.30	19.42
11月	21.20	19.30
12月	21.35	20.05
2007年		
1月	22.80	19.94
2月	22.95	20.20
3月	22.50	19.86

承諾

董事會已向聯交所作出承諾，在行使股份購回授權時，彼等將根據第6項普通決議案及按照上市規則、公司條例及任何其他適用之香港法例(只要該等規則及法例適用)進行。

目前並無任何董事或(於作出一切合理查詢後據彼等所知)與其有關之聯繫人士有意於股東批准股份購回授權後出售任何本公司股份予本公司。

本公司現時並無接獲關連人士通知，彼等目前有意或已承諾不會在公司獲股東批准股份購回授權後，出售本公司股份予本公司。

收購守則帶來之影響

倘按照股份購回授權，本公司行使權力購回公司股份時，令其中一個股東佔有本公司有表決權股份比例增加，則就香港公司收購及合併守則(「**收購守則**」)第26條而言，該項增加將被視作一項收購處理，並可能導致須提出強制性收購之責任。

於最後實際可行日期，利希慎置業有限公司(「**利希慎**」)及其若干附屬公司均為本公司之主要股東，彼等間接持有本公司之已發行股本佔約41.05%。根據《證券及期貨條例》規定，Lee Hysan Company Limited作為利希慎之控股公司，其於此等股份中亦被視為擁有權益。若董事會根據股份購回授權行使股份購回之全部權力，Lee Hysan Company Limited、利希慎及其若干附屬公司於本公司所持股權，將增加至約45.61%。

是項增加將會導致須遵照收購守則第26條提出強制性收購之責任。董事會暫時無意行使股份購回授權而導致其須進行強制收購。

除上文披露者外，董事概不知悉任何股東或一組一致行動之股東可能因根據股份購回授權作出購回，而須根據收購守則第26條提出強制性收購建議。

本公司股份購回

在本通函日期前6個月內，本公司(不論是否在聯交所進行)並無購回本公司之股份。

本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東周年大會」或「大會」	指本公司謹訂於2007年5月8日中午12時正假座香港金鐘道88號太古廣場香港JW萬豪酒店三樓宴會廳舉行之股東周年大會或其任何續會；
「組織章程細則」	指本公司之組織章程細則(經不時修訂)；
「聯繫人士」	具有上市規則所述之涵義；
「核數師」	指本公司當時之獨立核數師；
「董事會」	指董事會或獲董事會正式授權之委員會；
「營業日」	具有上市規則所述之涵義；
「公司條例」	指香港法例第32章公司條例；
「本公司」	指希慎興業有限公司，於香港註冊成立之有限公司；
「關連人士」	具有上市規則所述之涵義；
「董事」	指本公司當時之董事；
「本集團」	指本公司及其附屬公司；
「香港」	指中華人民共和國香港特別行政區；
「港元」	指港幣，香港法定貨幣；
「最後實際可行日期」	指2007年3月30日，為本通函付印前就確定當中所載若干資料之最後實際可行日期；
「上市規則」	指香港聯合交易所有限公司證券上市規則(經不時修訂)；
「股東周年大會通告」	指召開股東周年大會之通告，載列於本通函第2至4頁；
「證券及期貨條例」	指香港法例第571章證券及期貨條例；

「股份」	指本公司每股面值5.00港元之普通股（或因本公司不時之股本分拆或合併而產生之本公司普通股本其他面值）；
「聯交所」	指香港聯合交易所有限公司；
「附屬公司」	指當時為本公司附屬公司（定義見公司條例第2(4)條）之公司；及
「主要股東」	具有上市規則所述之涵義。

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

(股份代號：00014)

代表委任表格
(2007年5月8日股東周年大會)

與本代表委任表格有關之股份數目 *(附註3)*

本人(吾等)／本公司 ____________________

地址為 ____________________

乃希慎興業有限公司之註冊股東，茲委派 ____________________

地址為 ____________________

若其未克出席時，則委派 ____________________

地址為 ____________________

或*大會主席，代表本人(吾等)／本公司出席於2007年5月8日(星期二)中午12時正假座香港金鐘道88號太古廣場香港JW萬豪酒店三樓宴會廳召開之股東周年大會及其任何續會，並按下列指示就各項決議案投票：

	決議案	*(請參閱附註4)* 贊成	反對
1.	省覽截至2006年12月31日止年度之財務報告及董事會報告與獨立核數師報告。		
2.	宣佈派發截至2006年12月31日止年度之末期股息(並附有以股代息選擇)。		
3.	i) 重新選舉利德蓉醫生連任董事		
	ii) 重新選舉薬謀遵博士連任董事		
	iii) 重新選舉胡法光先生連任董事		
	iv) 重新選舉利憲彬先生連任董事		
4.	重新聘請德勤•關黃陳方會計師行為本公司之核數師，並授權董事會釐定其酬金。		
普通決議案#			
5.	授權董事會一般權力發行及處理本公司新增股份(惟在決議案詳列的特殊情況除外)；不超逾本公司已發行股本之10%倘配發之新股乃全數收取現金(及在任何情況下，不超逾本公司已發行股本之20%)。		
6.	授權董事會一般權力購回不超逾本公司已發行股本10%之股份。		
7.	授權董事會根據第5項決議案發行及處理本公司之新股權限下，再加發行不超過根據第6項決議案所購回股份數額之本公司額外股份。		

* *請將不適用者刪去*

\# *決議案的全文請參閱股東周年大會通告*

____________________ 簽署

____________________ (請以正楷填上姓名)

日期：2007年 __________ 月 __________ 日

附註：

1. 大會主席擬提出以書面投票方式表決以上所有決議案。
2. 閣下可委派一名或多名代表出席及投票。委任代表毋須為本公司股東。
3. 請填上與本代表委任表格有關以 閣下名義登記每股面值5港元之股份數目，如未有填上股份數目，則本代表委任表格將被視為閣下名義登記所有股份之委任表格。
4. 請在每項決議案右邊適當空格內按 閣下之投票意願填上「✓」號，倘無註明投票意願，則委任代表可自行決定如何投票或放棄投票。本代表委任表格之每項更正，均須由簽署人簡簽示可。
5. 若註冊股東為一家公司，本代表委任表格必須蓋上公司水印或由正式書面授權之職員或授權人簽署。
6. 倘為聯名股東且有超過一位有關之聯名股東親自或委派代表出席，本公司只接納在股東名冊上排名較先之股東投票。
7. 本代表委任表格連同簽署人簽署之授權書或其他授權文件(如有)或由公證人簽署核證之授權書或其他授權文件之副本最遲須於指定開會時間48小時前送達本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓或本公司之股份過戶登記處，標準証券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code: 00014)

FORM OF PROXY
(ANNUAL GENERAL MEETING – 8 MAY 2007)

No. of shares to which this form of proxy relates *(Note 3)*

I/We ____

of ____,

being a registered Member(s) of HYSAN DEVELOPMENT COMPANY LIMITED hereby appoint ____________

____________________ of ____________________

____________________ or failing him ____________________

of ____

or * the Chairman of the Meeting, as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at JW Marriott Ballroom Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 8 May 2007 at 12:00 noon and at any adjournment thereof, on the undermentioned resolutions as indicated:

RESOLUTIONS			*(See Note 4)*	
			For	**Against**
1.	To receive and consider the Statement of Accounts for the year ended 31 December 2006 and the Reports of the Directors and Auditors thereon.			
2.	To declare a final dividend (together with a scrip alternative) for the year ended 31 December 2006.			
3.	i)	To re-elect Dr. Deanna Ruth Tak Yung Rudgard as Director		
	ii)	To re-elect Dr. Geoffrey Meou-tsen Yeh as Director		
	iii)	To re-elect Mr. Fa-kuang Hu as Director		
	iv)	To re-elect Mr. Anthony Hsien Pin Lee as Director		
4.	To re-appoint Deloitte Touche Tohmatsu as Auditors of the Company at a fee to be agreed by the Directors.			
As Ordinary Resolutions#				
5.	To give Directors a general mandate to issue and dispose of additional shares in the Company not exceeding, otherwise than for circumstances specified, 10% of its issued share capital where the shares are to be allotted wholly for cash; and in any event 20% of its issued share capital.			
6.	To give Directors a general mandate to repurchase shares in the Company not exceeding 10% of the issued share capital.			
7.	To give Directors a general mandate to issue and dispose of additional shares pursuant to Resolution numbered 5, not exceeding the amount of shares repurchased in Resolution numbered 6.			

* *Delete where appropriate*
\# *Please refer to the Notice of Annual General Meeting for the full text of the resolutions*

____________________ Signature(s)

____________________ (Full name in block capitals)

Dated this ____________ day of ____________ 2007.

Notes:

1. **The Chairman of the Meeting intends to demand a poll regarding the voting for all the resolutions as set out above.**
2. You may appoint more than one proxy to attend and vote. The proxy need not be a Member of the Company.
3. Please insert the number of shares of HK$5.00 each registered in your name(s) to which this form of proxy relates. If no such information is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
4. Please indicate with a "✓" in the appropriate space beside each of the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his discretion. **Any alteration made to this form of proxy must be initialled only by the person who signs it.**
5. If the registered Member is a corporation, this form of proxy must be executed either under its common seal or under the hand of an officer or attorney authorised in writing.
6. In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose, seniority will be determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7. To be valid, this form of proxy, together with the power of attorney or other authority, (if any) under which it is signed or a notarially certified copy of the same, must be completed, signed and deposited at the registered office of the Company, 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong or at the Company's Registrar, Standard Registrars Limited, 26/F., Tesbury Centre, 28 Queens Road East, Wanchai, Hong Kong, **not less than 48 hours** before the time for holding the Meeting.



CORPORATE RESPONSIBILITY REPORT 06

Hysan 希慎

"Music in the Green City" was a concert-cum-carnival presented by Hysan in the heart of Causeway Bay. An estimated ten thousand people enjoyed an afternoon of thundering drumbeats, soothing jazz and much more. Thousands of "green leaves", designed by the Hong Kong Architecture Centre, were used for decoration and as seat cushions. They symbolised Hysan's wish to share with the community the joy of music in the Company's urban oasis-like setting.

CONTENTS







FOREWORD



Peter T.C. Lee, Chairman

Welcome to Hysan's Corporate Responsibility Report 2006. As a successful and responsible business, we pay attention not only to the results achieved, but also to how and in what manner we deliver these results. We think now is an appropriate time to present to our readers a free-standing report on the corporate values which underpin our guiding principle of being a responsible business, and how we go about putting our beliefs into practice.

Ethics We have a clear corporate conscience and believe in the application of the highest standards of ethics. We believe in doing things right and value results only when they are achieved in the right way.

Accountability We also take accountability as one of our core values. This means we appraise each situation thoroughly, fully understand the impact of our decisions, and accept responsibility for our actions. When we make mistakes, we acknowledge them and learn from them.

Thought leadership Hysan strives to create unique, innovative and successful solutions through collective insights. This is essential in light of our ever-changing operating environment and customer needs.

Market leadership Hysan wants to provide our customers with the highest quality products and services. We also aim to achieve superior returns for our shareholders. In short, we endeavour to take a market leadership position in whatever we do.

Partnerships Hysan firmly believes in striking long-standing and mutually beneficial partnerships with our stakeholders, including shareholders, tenants, business partners, employees, and the community, since we understand trust is a very important brand value. We care for our staff members, and are committed to maintaining a working environment of courtesy, respect and solid teamwork. We want Hysan to be an organisation that people are proud to work for.

Giving back to the community Hysan aims to make a positive contribution to the community. We give our time, talents, energy and resources to worthwhile causes in the communities in which we operate.

This report records how we weave our values into our interactions with our stakeholders: from dealing with issues like community affairs and the environment, to meeting shareholder needs for effective corporate governance, health and safety, as well as staff development. Our values help us maintain our long-term focus and consolidate our strength.

CORPORATE RESPONSIBILITY POLICY

Hysan is guided by the principle of being a responsible business. We aim to achieve our business objectives within a framework of high standards that takes account of the needs of our stakeholders, including our impact on the environment and the communities in which we operate.

This Policy, based on our corporate values, sets the framework for the way we manage our corporate responsibilities. Our employees are responsible for the implementation of this Policy.

1. **We aim to maintain the highest ethical standards in the conduct of our business. We are committed to maintaining high standards of corporate governance.**
2. **Health and safety issues remain a fundamental company consideration.**
3. **We aim to minimise the impact of our business activities on the environment.**
4. **We make a positive contribution to the communities in which we operate.**
5. **We treat our staff with fairness and respect, and provide an environment for them to realise their full potential.**
6. **We seek to augment our corporate responsibility commitment by encouraging our suppliers to embrace standards similar to our own.**




Architecture for All
都市建築齊齊拼





VALUED PARTNERSHIPS

Hysan and its partners, the Wan Chai District Council and District Office, Chung Ying Theatre Company and Hong Kong Architecture Centre, volunteered their expertise in the arts, design and event management, to deck up Hysan Avenue for an unforgettable concert and carnival.



CORPORATE GOVERNANCE

"Good corporate governance practice is a fundamental component of Hysan's commitment to being a company that is responsible to its stakeholders."

Peter T.C. Lee, Chairman

- Had origins from the 1920's, Lee Hysan Estate Co. Ltd. was formed as a private company
- Hysan Development Company Limited was publicly listed in 1981 as a property investment, management and development company in Hong Kong; separate operations of private and public companies from the outset

Evolution of Hysan's Corporate Governance Framework

Establish the Infrastructure	**Board Committees:** • **Emoluments Review Committee (since 1987)** • **Audit Committee (since 1999)** • **Nomination Committee (since 2005)** **Key Corporate Governance Documents including:** • **Corporate Governance Guidelines (2004)** • **Board of Directors Mandate** • **Role Requirements of non-executive Directors**
Disclosure	• **Corporate Governance Report (since 2001)** • **Audit Committee Report (since 2003)** • **Directors' Remuneration and Interests Report (since 2004)** • **Internal Control and Risk Management Report (since 2006)**
Shareholder Communications	• **A new approach to annual general meetings (since 2004)** • **Funded programme to facilitate transmission of corporate communication materials to ultimate shareholders (since 2005)**
Way Forward: More than a good Board Process	• **Formalised corporate values to guide actions of all staff** • **Formalised Corporate Responsibility Policy and introduced Corporate Responsibility reporting**

AN INTERVIEW WITH SIR DAVID AKERS-JONES ON CORPORATE GOVERNANCE

Sir David Akers-Jones, a former Chief Secretary of Hong Kong, is Hysan's Independent non-executive Deputy Chairman. In this article, Sir David gives his views on the roles of independent non-executive members of the Board of Directors and how they work within Hysan's corporate structure.



Q: Sir David, how do you see your role as the Independent non-executive Deputy Chairman of Hysan?

Sir David: The "Independent" and "non-executive" parts of the title describe my role very well. I am a full member of the Board, but I am not a member of the executive staff of the Company. An important role I play, together with other Independent non-executive Directors, is to be the watchdog to ensure that executive members are adhering to the strict requirements of the law and regulatory controls.

Q: Why is it necessary to have independents on a company's board?

Sir David: The independent directors look at the company from the outside. We try to see it from the viewpoint of the general shareholding public. We take an independent view on its business operations using our own experience as the basis. The independent directors of Hysan, for example, have a world of experience and are from different walks of life. We are elected by the shareholders because of our background and expertise. We can bring much to the Company. We are certainly not cyphers.

Q: Some think that the monitoring aspect of the independent non-executive members of the board is overplayed. Do you or do you not agree?

Sir David: I think the monitoring role of the independent non-executive members is very significant and certainly not overplayed. The structure of checks-and-balances and the various committees are important, particularly the Emoluments Review Committee and the Audit Committee. Properly organised, they are very effective in operation. They can pose awkward questions to the management or challenge the management in various ways.

Q: While acknowledging the importance of the monitoring role, can we also expect a non-executive director to contribute towards a company's strategy and policy?

Sir David: On the strategy and policy side, the non-executive director can contribute if the management is prepared to listen. Non-executive directors can make valuable contributions to the direction that the company is heading. Discussions that take place within the board are useful to the company when deciding strategy and drawing up plans for future development and increasing shareholders' wealth.

Q: Hysan is often cited as a classic example of a family-controlled company, and family-controlled enterprises must be considered quite common in Hong Kong. How does the Independent non-executive Deputy Chairman operate within this setup?

Sir David: Although Hysan is considered by some to be a family-controlled company, it must be remembered that the family is actually working for and developing the Company on behalf of the shareholders, not on behalf of the family. Non-executive Directors and the shareholders are monitoring the Company. If they see the Company is being run for the benefit of the family, then I am sure they would express their dissatisfaction in no uncertain terms.

> **The independents directors look at the company from the outside. We can bring much to the company. We are certainly not cyphers.**

Q: Have you observed any changes in the role of non-executive directors in recent years?

Sir David: The United Kingdom's Cadbury Report started it all with regard to corporate governance in the early 1990's. It provided guidance for non-executive directors, and their duties are now more clearly spelt out. The process has developed well in Hong Kong and every year new suggestions are made for the scrutiny of company affairs. I find it gratifying to experience the help and guidance given to non-executive directors. These changes have meant more responsibilities for us, as well as more for management, and even for the external auditors. There is much more to read these days! It has also meant that the management has become more aware of the requirements of corporate governance, and more alert to their responsibilities. The increased workload for us should mean more comfort for the shareholders, as we are providing stewardship for their company.

STAKEHOLDER FEEDBACK:

In preparing the 2006 Annual Report, we have consulted a number of analysts to seek their views on the significance of corporate governance, and on Hysan's corporate governance reporting.

On corporate governance:

There is a general consensus that "corporate governance" is concerned with how the business is run, rather than being simply a matter of compliance. The shared view is that there exists a causal link between good governance and good performance, although this may only be evident in the long term. Although there is no consensus that good governance is necessarily a requirement of good performance, the general view is that poor governance and poor performance are linked.

On Hysan's corporate governance reporting:

The following topics are rated as top priorities in terms of what analysts really want to know about Hysan:

- Board appointment and succession
- Board activities

Actions:

We have provided further information on these areas in our 2006 Corporate Governance Report.





EXPAND HORIZONS

Hundreds of schoolchildren from Tung Chung and Tin Shui Wai were sponsored by Hysan to attend the concert. "It's amazing to sit on the street and listen to music among so many tall buildings," said one of the students. Hysan is committed to help expand youngsters' horizons through ts sponsorships.







ENVIRONMENT, HEALTH AND SAFETY

ENVIRONMENT, HEALTH AND SAFETY POLICY

Since 2003, Hysan has adopted an Environment, Health and Safety Policy, with the Managing Director taking overall responsibility at Board level. It is now one of the main branches of our clearly defined Corporate Responsibility Policy. Under the Environment, Health and Safety Policy, Hysan will:

- **stay current with all relevant legislation and ensure staff and contractors' compliance**
- **advise and actively encourage tenants to follow good health, safety and environmentally-friendly practices**
- **reduce energy consumption whenever possible without compromising service, and market the need for energy-efficiency practices to tenants and staff**
- **monitor air quality within our buildings to ensure that all the working/living environments are healthy**
- **review the use of environmentally-friendly and recyclable materials and supplies in project works and operations wherever appropriate and stay alert for new developments in recycling technology**
- **recycle consumables and waste whenever practical in daily operations**
- **provide regular environment, health and safety training to employees and continue to raise corporate and individual awareness of our Policy**

ENVIRONMENT

- **We aim to have sustained improvement of energy efficiency in our operations**
- **We will endeavour to reduce waste generated in our daily activities through our waste management programme**
- **We will devote efforts to maintain good indoor air quality**

Hysan's Environment Policy has laid the groundwork for maintaining the sustainability of our environment. Our different departments are spearheading various environmental initiatives and these are showing encouraging results. We now aim to further consolidate our programmes and to encourage our stakeholders to become involved.

Energy conservation

Hysan achieved its target reduction in overall energy use in 2006 as compared to the previous year, without compromising service levels. We aim to achieve further reductions in the coming year, to really make an environmental difference.

In the first years after adopting our Environment Policy, our focus was to achieve energy savings by optimisation of operations schedule and implementation of more efficient systems. This year, we have been following through the early successes and extended our attention to other areas. We have been reviewing our existing building systems, assessing new technologies, and taking energy conservation into account in the context of our full life cycle maintenance programmes. For example, we have been actively converting air-cooled air-conditioning systems to more energy-efficient water-cooled systems.

We will continue with our reviews and assessments in the coming year, and will further promote energy-saving efforts among our staff members and other stakeholders.

Waste management

We are committed to re-using and recycling waste, and are actively involving our commercial and residential tenants in eliminating wastage. For example, we provide free recycling and furnish tenants with the latest recycling and waste reduction information. In our own offices, too, we are raising the awareness of our employees to be recycling-conscious.

Our efforts were rewarded when, for the third consecutive year, all our buildings were certified with the government's Gold Wastewi$e Logo.

Indoor air quality

Following recent concerns over airborne diseases and their potential for causing epidemics, we are redoubling our efforts to improve air quality. This involves establishing an active programme of contaminant source control and necessary enhancement of air treatment. We will pursue joint efforts with tenants to establish and maintain a healthy indoor environment for which there is increased expectation from tenants. We have benchmarked our air quality against the air in common areas of certain commercial buildings in Hong Kong. We have also tested various air treatment measures to see if they are useful in improving air quality.
On our stakeholders' front, we have issued a guideline for tenants on fitting out their offices. Upon request, we perform indoor air quality measurements for them. We also engage our contractors to help with our cause. For instance, we are updating our cleaning contract specifications so that the appropriate items and practices can be used.





HEALTH AND SAFETY

- **We take our health and safety commitment towards our employees, customers and the communities in which we operate very seriously**
- **We consistently review and refine our Company's health and safety management system**
- **We provide safety training for employees who may be exposed to different types of hazards at work**
- **We have developed and are continually refining a comprehensive response plan to deal with a possible outbreak of Avian Influenza or other contagious diseases**

General health and safety

As a responsible employer, we take full account of our health and safety obligations towards our stakeholders. We observe, and in many cases exceed, the government's occupational health and safety requirements. We require safe work practices to ensure that our employees and contractors do not harm themselves or others, such as our tenants and the general public, while carrying out business activities.

As a property investment company, our health and safety risk profile is comparatively low. However, front-line personnel may still face potential hazards from manual handling, slips, trips and falls. Hysan's health and safety system includes reporting and close monitoring of safety performance with specific reference to the number of accidents at work. All accidents are thoroughly investigated.

To minimise possible accidents, a comprehensive safety training programme is in place. Staff members attend in-house or external training courses to learn the most up-to-date methods for dealing with health and safety issues at work.



Within our offices, we are in the process of implementing a work-station ergonometric assessment. We are keen to minimise possible office work-related fatigues and illnesses.

We also request that our contractors, especially those in the construction industry dealing with our Hennessy Centre redevelopment project, provide us with method statements on how they are to complete their work, including the precautionary means to protect themselves and others from work-related harm.

Looking ahead, we will devote more human and financial resources to follow through our health and safety efforts in a bid to further minimise safety risks.

Emergency response plan for possible disease outbreak

Another major area in the health and safety system is the development of an emergency response plan to deal with large-scale disasters. This is of particular importance in light of the outbreaks of SARS and Avian Influenza in Hong Kong over the past few years. Hysan's plan includes vigilant maintenance of good hygiene standards during daily business operations, close monitoring of a possible local outbreak of disease, contingencies to provide appropriate levels of services, and communication with all stakeholders in case of emergency situations. Our plan has been tested through drills and Hysan is confident that the Company is well placed to handle such emergencies.





TAKE PRIDE

Among the enthusiastic volunteers are many Hysan staff members, employees of tenants, and members of the Hong Kong Police College Volunteer Service Team, taking pride in their work for the community. Through their efforts and that of many others, "Music in the Green City" literally stopped traffic for more than five hours and warmed the hearts of thousands on a chilly Sunday afternoon.







HUMAN RESOURCES

FOCUS DURING THE YEAR

The role of the Human Resources team is to act as the business partner of Hysan in implementing our people strategy. Organisational alignment was the main focus of the year under review. The Human Resources function supported management in reinforcing our commitment to maintaining high ethical standards, professionalism and a quality approach to everything we do. In pursuit of this, we refined a number of our key Human Resources systems and policies.

The manpower planning process now lays greater emphasis on the clear definition of the competencies required of specific jobs. This has resulted in a more facts-based approach to making hiring decisions, and also helped in aligning individual goals with corporate objectives. The recruitment and staffing process ensures that talents are exhaustively identified from both internal and external sources, with the ultimate goal of giving staff maximum opportunities to grow and to develop at Hysan. In general, we have built transparent procedures and appropriate checks-and-balances into our hiring, disciplinary, grievance, and other key human resources processes, thereby reinforcing our aim to be a fair employer.

In general, we continued our efforts in engaging our business managers and staff. Meetings were held to obtain staff feedback on existing Group systems as well as new policies, which facilitated buy-in, and in turn enhanced the effectiveness of the relevant upgraded systems. Follow-up steps included refining the appraisal rating system within the established framework and principles.

We review our compensation and benefits policies from time to time to ensure our competitiveness. However, we recognise that monetary incentives alone will not meet employees' needs for career growth, challenge and development. During the year, we fine-tuned our policies to facilitate inter-departmental transfers and to offer opportunities for staff to take up multi-tasking functions. These measures will be followed up with other action plans for career planning and enrichment.

We recognise the significance of maintaining a healthy work-life balance. As from November 2006, we introduced a five-day work week, with appropriate safeguards to ensure that service levels to customers are not compromised. We also introduced an employee assistance programme, offering staff and their families access to professional counselling to help manage work-related stress and to ensure staff well-being.

As at 31 December 2006, Hysan had a total workforce of 492.

OUTSOURCED WORKERS AND THE GOVERNMENT'S WAGE PROTECTION MOVEMENT

As a socially responsible company, Hysan supports the principle of sustainability. We believe that all workers should enjoy a level of pay that covers a minimum level of material needs. This extends to employees of our outsourced cleaning contractors. We reserve the right under our outsourced contracts to review the wage level of cleaners employed by our contractors, which was an established practice prior to the government's introduction of the wage protection movement for cleaners in 2006. Hysan was one of the first supporters of this government initiative.

COMMUNITY

Hysan's Corporate Responsibility Policy calls for positive contribution to the communities in which we operate. In Hysan's first Corporate Responsibility Report, we proudly showcase "Music in the Green City", a concert-cum-street carnival presented and sponsored by Hysan.

This acclaimed event was a highlight of the Wan Chai Festival, as well as the finale of the Wan Chai Music Festival. With the help of the Wan Chai District Council and District Office, Chung Ying Theatre Company and Hong Kong Architecture Centre, Hysan staged a five-hour traffic-stopping concert in the heart of Causeway Bay. While each party contributed its unique skills to the successful partnership, Hysan provided the leafy venue, as well as the professional and financial support to make it all happen. This support included sponsoring hundreds of school children from other parts of Hong Kong to come to the concert.



This was not a one-off event for Hysan. Another concert is now planned for Tin Shui Wai, one of Hong Kong's newer towns, in 2007. Hysan believes in expanding the learning horizons of youngsters, and this will be one of Hysan's main focuses for sponsorship and donations in 2007 and beyond.

Apart from sponsorship, Hysan has long partnered charitable groups in community projects, and we strive to work with non-profit organisations to ensure that our support will be hands-on as well as fiscal. We have offered free use of venues in our portfolio, and we will facilitate the posting of publicity materials for non-profit organisations within our retail malls.

Hysan encourages its volunteers team to contribute to the community whenever possible. In 2006, the group took active part in activities organised for underprivileged young people and made heartwarming home visits to the elderly. Our Volunteer Team Steering Committee will refine the team's mandate and will establish a full-year programme, with appropriate financial help from Hysan.

Overall, we encourage our staff to take part or preferably take a lead in bodies that can make a difference, whether they are charitable groups, district organisations, or industry-specific associations. All of these initiatives reflect Hysan's wish to play an active and contributing part in society and the community at large.

With regard to donations made by Hysan to the community in 2006, please refer to page 62 of the Annual Report 2006.



WAY FORWARD

Looking ahead, stakeholder engagement is likely to be a key element in our bid to successfully implement the many aspects of our Corporate Responsibility Policy. Communications with stakeholders, including shareholders, tenants, business partners, staff, and the community, are vital to our business activities, whether they are for daily operations or major projects. Good communications can result in increased awareness of what we do, why we do it and how we do it.

On a slightly different note, we would like to sharpen our focus in regard to sponsorship of and support for community projects. Hysan has a long and well-known association with culture and the arts. In addition, we are also keen to extend our support for programmes that help broaden the horizons of the underprivileged, especially younger members of less well-off communities, or those lacking the skills to cope with the demands of social and work situations. We aim to help grow their confidence and open windows of opportunity for them.

These plans for 2007 stem clearly from our wish to form long-lasting and mutually beneficial partnerships with different sectors of the community, including some we are familiar with and others with whom we hope to soon connect. We believe that Hysan, together with its partners, can contribute a great deal of energy and resources and make our society a better place.



Hysan is delighted to receive such thoughtful souvenirs and notes of appreciation from the young concert-goers.



END

Hysan Development Company Limited
49/F The Lee Gardens
33 Hysan Avenue, Hong Kong
T: 852 2895 5777   F: 852 2577 5153
www.hysan.com.hk